    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1998
                                                      REGISTRATION NO. 333-49645
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             AMKOR TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3674                            23-1722724
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                             AMKOR TECHNOLOGY, INC.
                             1345 ENTERPRISE DRIVE
                             WEST CHESTER, PA 19380
                                 (610) 431-9600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               FRANK J. MARCUCCI
                            CHIEF FINANCIAL OFFICER
                             AMKOR TECHNOLOGY, INC.
                             1345 ENTERPRISE DRIVE
                             WEST CHESTER, PA 19380
                                 (610) 431-9600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:
                             LARRY W. SONSINI, ESQ.
                            DONNA M. PETKANICS, ESQ.
                            BRUCE M. MCNAMARA, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
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PROSPECTUS

LOGO

                             Amkor Technology, Inc.
                                  Common Stock

                               ------------------

          This Prospectus relates to shares of common stock, par value $.001 per share (the "Common Stock"), of Amkor Technology, Inc., a Delaware corporation ("Amkor" or the "Company") which may be offered and sold by Smith Barney Inc. ("Salomon Smith Barney") in connection with market-making activities in the Company's 5 3/4% Convertible Subordinated Notes due 2003 (the "Convertible Notes").

     Salomon Smith Barney may, subject to certain limitations, from time to time borrow Common Stock from certain stockholders of the Company to settle short sales of Common Stock (or to return Common Stock previously borrowed by Salomon Smith Barney to settle such short sales) entered into by Salomon Smith Barney to hedge any long position in the Convertible Notes resulting from market-making activities. Such sales by Salomon Smith Barney will be made on the Nasdaq National Market or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Salomon Smith Barney is obligated to return such borrowed shares of Common Stock, and shares that have been so returned may be reborrowed and sold. The total number of shares borrowed at any time may not exceed 7,000,000. See "Plan of Distribution." Salomon Smith Barney is not under any obligation to engage in any market-making transactions with respect to the Convertible Notes, and any market-making in the Convertible Notes actually engaged in by Salomon Smith Barney may cease at any time.

     The Common Stock is listed for trading on the Nasdaq National Market under the symbol "AMKR." On August 24, 1998, the last sale price of the Common Stock on the Nasdaq National Market was $5 7/8 per share.

      SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF COMMON STOCK.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

August 26, 1998

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington. D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. Information concerning the Company is available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     PowerQuad(R) and SuperBGA(R) are registered trademarks of the Company and ChipArray(TM), fleXBGA(TM) and PowerSOP(TM) are trademarks of the Company. MicroBGA(TM) is a trademark of Tessera, Inc. This Prospectus includes other trademarks and trade names of the Company and other entities.

     CERTAIN PERSONS PARTICIPATING IN THE INITIAL PUBLIC OFFERING BY THE COMPANY OF THE COMMON STOCK AND THE CONVERTIBLE NOTES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OR THE CONVERTIBLE NOTES, INCLUDING PURCHASES OF SUCH SECURITIES TO STABILIZE THEIR MARKET PRICE, PURCHASES OF SUCH SECURITIES TO COVER SOME OR ALL OF A SHORT POSITION IN SUCH SECURITIES MAINTAINED BY THE UNDERWRITERS OF SUCH OFFERING AND THE IMPOSITION OF PENALTY BIDS.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information found elsewhere in this Prospectus, including under "Risk Factors" and the Consolidated Financial Statements and Notes thereto. Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the anticipated growth in the market for the Company's products, the Company's anticipated capital expenditures and financing needs, the Company's expected capacity utilization rates, the belief of the Company as to its future operating performance, and other statements contained in this Prospectus that are not historical facts, are "forward-looking" statements within the meaning of the U.S. federal securities laws. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements

                                  THE COMPANY

     Amkor is the world's largest independent provider of semiconductor packaging and test services. The Company believes that it is also one of the leading developers of advanced semiconductor packaging and test technology in the industry. The Company offers a complete and integrated set of packaging and test services including integrated circuit ("IC") package design, leadframe and substrate design, IC package assembly, final testing, burn-in, reliability testing, and thermal and electrical characterization. As of June 30, 1998, the Company had in excess of 150 customers, including many of the largest semiconductor companies in the world. Such customers include, among others, Advanced Micro Devices, Inc., International Business Machines Corp., Intel Corporation, Lucent Technologies, Inc., Motorola, Inc., National Semiconductor Corp., Philips Electronics N.V., SGS-THOMSON Microelectronics N.V., Siemens AG and Texas Instruments, Inc. ("TI").

     Today, nearly all of the world's major semiconductor companies outsource some or all of their packaging and test needs. The increasing complexities, investment requirements and time to market pressures associated with IC design and production, combined with the growth in the number of ICs being produced and sold, are driving increasing demand for independent packaging and test services.

     The Company provides packaging and test services through its three factories in the Philippines as well as four factories of Anam Semiconductor, Inc. ("ASI") in Korea pursuant to a supply agreement between the Company and ASI. The Company and ASI have had a long-standing relationship. In 1996, 1997 and the six months ended June 30, 1998, approximately 72%, 68% and 67%, respectively, of the Company's revenues were derived from sales of services performed for the Company by ASI. In addition, substantially all of the revenues of ASI in 1996, 1997 and the six months ended June 30, 1998 were derived from services sold by the Company. Mr. James Kim, the Company's Chairman and Chief Executive Officer, is a director of ASI, and he and other members of his family beneficially own approximately 40.7% of ASI's outstanding common stock. The Company expects that the businesses of the Company and ASI will continue to remain highly interdependent by virtue of their supply relationship, overlaps and family ties between their respective shareholders and management, financial relationships, coordination of product and operation plans, joint research and development activities and shared intellectual property rights.

     The Company recently began offering wafer fabrication services through ASI's new deep submicron CMOS foundry capable of producing 15,000 8" wafers per month. Through a strategic relationship with TI, the Company and ASI have qualified .25 micron CMOS process technology, and TI has agreed to provide to ASI .18 micron CMOS process technology during 1998. ASI's foundry will primarily manufacture DSPs, ASICs and other logic devices. By leveraging the Company's leading position in semiconductor packaging and test services, the new wafer fabrication services have enabled the Company to become one of the first providers of a fully integrated, turnkey semiconductor fabrication, packaging and test service solution.

     The Company's strategy is to: (i) maintain its product technology leadership by continuing to design and produce leading-edge packaging technology; (ii) maintain advanced manufacturing capabilities through continuous advancement and refinement of its process technology; (iii) leverage the scale and scope of its packaging and test capabilities to provide Amkor with several competitive advantages, including procurement of key materials and manufacturing equipment, the ability to capitalize on economies of scale and the ability to offer an industry-leading breadth of product offerings; (iv) establish industry packaging standards to bolster sales of leading-edge, high margin and high growth product lines; (v) enhance customer and supplier relationships; (vi) continue to focus on customer support; and (vii) provide an integrated, turnkey solution comprised of wafer fabrication, packaging and test services.

     The Company was organized under the laws of Delaware in September 1997 to consolidate the ownership of several affiliated entities in the same business and under common management. See "Reorganization." The Company's principal executive offices are located at 1345 Enterprise Drive, West Chester, PA 19380 and its telephone number at that address is (610) 431-9600.

                          THE INITIAL PUBLIC OFFERING

     On April 30, 1998, the Company commenced the initial public offering of 35,000,000 shares of Common Stock (5,000,000 of which were offered by James Kim, a stockholder of the Company (the "Selling Stockholder")) at a price to the public of $11.00 per share and $180,000,000 aggregate principal amount of Convertible Notes (the "Initial Public Offering"). In connection with the Initial Public Offering, the Company granted the underwriters of the Initial Public Offering (the "Underwriters") 30-day options to purchase up to 5,250,000 additional shares of Common Stock and $27,000,000 additional principal amount of Convertible Notes solely to cover over-allotments, if any. These options were exercised in full by the Underwriters. As a result, the Company sold an aggregate of 35,250,000 shares of Common Stock and $207,000,000 of Convertible Notes in the Initial Public Offering. Salomon Smith Barney was a representative of the Underwriters.

     The net proceeds to the Company from the Initial Public Offering were approximately $559,757,500, after deducting the underwriting discounts and estimated offering expenses. The Company did not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders.

     Approximately $154 million of the net proceeds to the Company from the Initial Public Offering were used to repay certain bank loans, which, prior to the Initial Public Offering, had outstanding balances of $43 million, $50 million and $61 million. These loans were due May 1998, October 2000 and April 2001, respectively, and accrued interest annually at rates equal to 7.16%, 6.78% and 6.68%, respectively, at December 31, 1997, which rates represent LIBOR plus a spread. The $43 million loan was incurred in August 1997 in order to redeem $40 million of Floating Rate Notes issued by Amkor/Anam Pilipinas, Inc., a subsidiary of the Company ("AAP"), and to repay certain short-term debt.

     Approximately $102 million of the net proceeds to the Company from the Initial Public Offering were used to repay numerous short-term bank loans incurred primarily to finance capital expenditures for the Company's P1 factory in the Philippines and for working capital. All of these loans were due within 12 months of December 31, 1997 and bore interest at rates ranging from 8.0% to 12.2%. In addition, approximately $8 million of the net proceeds were used to repay two term loans of approximately $3 million and $5 million. These loans are due September 1999 and January 2001, respectively, and accrue interest annually at rates equal to 9.09% and 11.88%, respectively, at December 31, 1997, which rates represent LIBOR plus a spread.

     An additional approximately $34 million of the net proceeds to the Company were used to purchase ASI's 40% interest in AAP. Approximately $86 million of the net proceeds were used to repay all of the amounts due to Anam USA, Inc., a wholly-owned subsidiary of ASI ("AUSA"). The remaining $176 million of such net proceeds will be used for capital expenditures and working capital. Pending such uses, the net proceeds to the Company of the Initial Public Offering have been invested in investment grade, interest-bearing securities.

                                USE OF PROCEEDS

     This Prospectus relates to the offer and sale of shares of Common Stock whereby Salomon Smith Barney may, subject to certain limitations, from time to time borrow from Mr. James Kim and his wife, Mrs. Agnes Kim ("Mr. and Mrs. Kim"), to settle short sales of Common Stock (or to return Common Stock previously borrowed by Salomon Smith Barney to settle such short sales) entered into by Salomon Smith Barney to hedge any long position in the Convertible Notes resulting from its market-making activities. See "Plan of Distribution." The Company will not receive any proceeds from the sale of the Common Stock to which this Prospectus relates.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by potential investors.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

                                                                                                 SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,                      ENDED JUNE 30,
                                  --------------------------------------------------------   -------------------
                                    1993       1994       1995        1996         1997        1997       1998
                                  --------   --------   --------   ----------   ----------   --------   --------
                                                                                                 (UNAUDITED)
INCOME STATEMENT DATA:
  Net revenues..................  $442,101   $572,918   $932,382   $1,171,001   $1,455,761   $663,490   $756,457
  Gross profit..................    70,778     58,270    149,047      148,923      213,092     76,948    129,295
  Operating income..............    26,374     13,843     84,855       71,368      100,841     26,168     67,646
  Net income(1).................    17,236     11,574     61,932       32,922       43,281      3,878     29,603
  Pro forma adjustment for
    income taxes(2).............     2,900        200     10,400        2,900        3,613      2,700       (828)
  Pro forma net income(2).......    14,336     11,374     51,532       30,022       39,668      1,178     30,431
  Basic and diluted pro forma
    net income per common
    share.......................       .17        .14        .62          .36          .48        .01        .32
  Shares used in per share
    calculation.................    82,610     82,610     82,610       82,610       82,610     82,610     94,323


                                                              DECEMBER 31, 1997    JUNE 30, 1998
                                                              -----------------    -------------
                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................      $  90,917          $170,461
  Working capital (deficit).................................        (38,219)          168,428
  Total assets..............................................        855,592           947,419
  Short-term borrowings and current portion of long-term
    debt....................................................        167,317            32,973
  5 3/4% Convertible Subordinated Notes due 2003............             --           207,000
  Due to AUSA (non-current).................................        149,776                --
  Other long-term debt......................................        196,934            18,120
  Stockholders' equity......................................         90,875           445,486

---------------

(1) Net income for 1997 reflects a $17.3 million loss related primarily to the impairment of value of the Company's equity interest in ASI. This investment was sold in 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to Consolidated Financial Statements.

(2) Prior to the reorganization of the Company, Amkor Electronics, Inc. ("AEI"), a predecessor of the Company, elected to be taxed as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. Accordingly, AEI did not recognize any provision for federal income tax expense during the periods presented herein. The pro forma adjustment for income taxes reflects the additional U.S. federal income taxes which would have been recorded by the Company if AEI had not been an S Corporation during these periods. See "Reorganization" and Note 1 of Notes to Consolidated Financial Statements.

     Capitalized terms used in this summary have the meanings ascribed to such terms elsewhere in this Prospectus. Unless the context otherwise requires, all references in this Prospectus to the "Company" or "Amkor" are to Amkor Technology, Inc. and its subsidiaries. Prior to the Reorganization (as defined under "Reorganization"), such subsidiaries were under common management and were in the same business. As a result, the financial statements presented herein have been prepared on a combined basis for periods which ended prior to the Reorganization and prepared on consolidated basis for periods which ended subsequent to the Reorganization. Unless otherwise indicated, all information in this Prospectus gives effect to (i) the Reorganization which was consummated on April 29, 1998, including the issuance of 82,610,000 shares of Common Stock in connection therewith, and (ii) the Initial Public Offering and the application of the net proceeds therefrom. See "-- The Initial Public Offering," "Reorganization," "Description of Capital Stock" and Note 1 of Notes to Consolidated Financial Statements. References in this Prospectus to "Korea" are to the Republic of Korea, and references to "won" or "W" are to the currency of the Republic of Korea. The won has depreciated significantly against the U.S. dollar and other foreign currencies in recent months. On August 13, 1998, the base rate under the market average exchange rate system, as announced by the Korea Financial Telecommunications and Clearings Institute in Seoul, Korea (the "Market Average Exchange Rate"), was W1,324 to $1.00. No representation is made that the won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or won, as the case may be, at any particular rate or at all. Financial information for ASI contained in this Prospectus has been prepared on the basis of Korean generally accepted accounting principles ("GAAP"), which differ in certain significant respects from U.S. GAAP.

     Certain technical terms used throughout this Prospectus are defined in the Glossary appearing immediately prior to the Consolidated Financial Statements at the end of this Prospectus.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus concerning the Company and its business, before purchasing the shares of Common Stock or the Convertible Notes offered hereby. Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the anticipated growth in the market for the Company's products, the Company's anticipated capital expenditures and financing needs, the Company's expected capacity utilization rates, the belief of the Company as to its future operating performance and other statements contained in this Prospectus that are not historical facts, are "forward-looking" statements within the meaning of the U.S. federal securities laws. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth herein and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

FLUCTUATIONS IN OPERATING RESULTS; DECLINES IN AVERAGE SELLING PRICES

     The Company's operating results have varied significantly from period to period. A variety of factors could materially and adversely affect the Company's revenues, gross profit and operating income, or lead to significant variability of quarterly or annual operating results. These factors include, among others, the cyclical nature of both the semiconductor industry and the markets addressed by end-users of semiconductors, the short-term nature of its customers' commitments, timing and volume of orders relative to the Company's production capacity, changes in capacity utilization, evolutions in the life cycles of customers' products, rescheduling and cancellation of large orders, rapid erosion of packaging selling prices, availability of manufacturing capacity, allocation of production capacity between the Company's facilities and those of ASI, fluctuations in package and test service charges paid to ASI, changes in costs, availability and delivery times of labor, raw materials and components, effectiveness in managing production processes, fluctuations in manufacturing yields, changes in product mix, product obsolescence, timing of expenditures in anticipation of future orders, availability of financing for expansion, changes in interest expense, the ability to develop and implement new technologies on a timely basis, competitive factors, changes in effective tax rates, the loss of key personnel or the shortage of available skilled workers, international political or economic events, currency and interest rate fluctuations, environmental events, and intellectual property transactions and disputes. Unfavorable changes in any of the above factors may adversely affect the Company's business, financial condition and results of operations. In addition, the Company increases its level of operating expenses and investment in manufacturing capacity based on anticipated future growth in revenues. If the Company's revenues do not grow as anticipated and the Company is not able to decrease its expenses, the Company's business, financial condition and operating results would be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Beginning in 1997 and continuing through the current quarter of 1998, intense competition and a general slowdown in the semiconductor industry worldwide resulted in decreases in the average selling prices of many of the Company's products. The Company expects that average selling prices for its services will continue to decline in the future. A decline in average selling prices of the Company's services, if not offset by reductions in the cost of producing those services or by a shift to higher margin products, would decrease the Company's gross margins and could materially and adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON THE HIGHLY CYCLICAL SEMICONDUCTOR AND PERSONAL COMPUTER INDUSTRIES

     The Company's business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has been subject to significant economic downturns character-ized by reduced product demand, rapid erosion of average selling prices and production overcapacity. In addition, the markets for semiconductors are characterized by rapid technological change, evolving industry standards, intense competition and fluctuations in end-user demand. Because the Company's business will be dependent on the requirements of semiconductor companies for independent packaging, test and wafer fabrication services for the foreseeable future, any future downturn in the semiconductor industry could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's operating results for 1996, 1997 and the first six months of 1998 were adversely affected by a downturn in the semiconductor market. In addition, a significant portion of the Company's net revenues from packaging and test services depends on the packaging and testing of semiconductors used in personal computer ("PC") products. The PC industry is subject to intense competition, is highly volatile and is subject to significant shifts in demand. As a result, any deterioration of business conditions in the PC industry could have a material adverse effect on the Company. See
"Business -- Industry Background" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON RELATIONSHIP WITH ASI; POTENTIAL CONFLICTS OF INTEREST

     ASI was founded in 1956 by Mr. H. S. Kim, who currently serves as the honorary Chairman and a Representative Director of ASI. ASI is a member of the Anam group of companies (the "Anam Group"), consisting principally of companies in Korea in the electronics industries. The management of ASI and the other companies in the Anam Group are influenced to a significant degree by the family of H. S. Kim, which, together with the Company, collectively owned approximately 40.7% of the outstanding common stock of ASI as of December 31, 1997. A significant portion of the shares owned by the Kim family are leveraged and as a result of this, or for other reasons, the family's ownership could be substantially reduced. James Kim, the founder of the Company and currently its Chairman and Chief Executive Officer, is the eldest son of H. S. Kim. Since January 1992, in addition to his other responsibilities, James Kim has been serving as acting Chairman of the Anam Group and a director of ASI. Mr. In-Kil Hwang, the President and a Representative Director of ASI, is the brother-in-law of James Kim. In addition, four other members of Mr. Kim's family are on the 13-member Board of Directors of ASI. After the Initial Public Offering, James Kim and members of his family beneficially owned approximately 65.8% of the outstanding Common Stock of the Company, and Mr. Kim and other members of his family will continue to exercise significant control over the Company. See
"-- Benefits of the Initial Public Offering to Existing Stockholders; Continued Control by Existing Stockholders" and "Principal Stockholders."

     The businesses of the Company and ASI have been interdependent for many years. In 1996, 1997 and the six months ended June 30, 1998, approximately 72%, 68% and 67%, respectively, of the Company's revenues were derived from sales of services performed for the Company by ASI. In addition, substantially all of the revenues of ASI in 1996, 1997 and the six months ended June 30, 1998 were derived from services sold by the Company. The Company expects the proportion of its revenues derived from sales of services performed for the Company by ASI and the proportion of ASI's revenues from services sold by the Company to increase from the Company's sales of the wafer fabrication output of ASI's new wafer foundry. In the event the ability of ASI to supply the Company were disrupted for any reason, the Company's facilities in the Philippines would be able to fill only a small portion of the resulting shortfall in packaging and test capacity and none of the shortfall in wafer fabrication capacity. In addition, there are currently no significant third party suppliers of packaging and test services and no qualified third party supplier of wafer fabrication services from which the Company could fill its orders. As a result, the Company's business, financial condition and operating results will continue to be significantly dependent on the ability of ASI to effectively provide contracted services on a cost-efficient and timely basis. The Company expects that the business of the Company and ASI will continue to remain highly interdependent by virtue of their supply relationship, family ties between their respective shareholders and management, financial relationships, coordination of product and operation plans, joint research and development activities and shared intellectual property rights. The termination or disruption of the Company's relationship with ASI for any reason, or the insolvency of ASI or any material adverse change in ASI's business resulting from underutilization of its capacity, the level of its debt and its guarantees of affiliate debt, labor disruptions, fluctuations in foreign exchange rates, changes in governmental policies, economic or political conditions in Korea or any other change, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has recently entered into new supply agreements with ASI (the "Supply Agreements"). Under the Supply Agreements, ASI has granted to the Company a first right to substantially all of the packaging and test services capacity of ASI and the exclusive right to all of the wafer output of its new wafer foundry. The Company expects to continue to purchase substantially all of ASI's packaging and test services, and to purchase all of ASI's wafer output, under the Supply Agreements. Under the Supply Agreements, pricing arrangements relating to packaging and test services provided by ASI to the Company are subject to quarterly review and adjustment, and such arrangements relating to the wafer output provided by ASI to the Company are subject to annual review and adjustment, in each case on the basis of factors such as changes in the semiconductor market, forecasted demand, product mix, capacity utilization and fluctuations in exchange rates, as well as the mutual long-term strategic interests of the Company and ASI. Although the Company and ASI agreed to reduce the price paid by the Company for packaging and test services beginning in the second quarter of 1998, there can be no assurance that any new pricing arrangements resulting from such review and adjustment will be favorable to the Company. Pursuant to long-standing arrangements between ASI and the Company's operating subsidiaries, sales from ASI to the Company will continue to be made through AUSA, a wholly-owned financing subsidiary of ASI. Under the Supply Agreements, the Company will continue to reimburse AUSA for the financing costs incurred by it in connection with trade financing provided to the Company. The Supply Agreements also provide that Amkor-Anam, Inc., a subsidiary of the Company, will continue to provide raw material procurement and related services to ASI on a fee basis. The Supply Agreements have a five-year term and may be terminated by any party thereto upon five years' written notice at any time after the expiration of such initial five-year term. There can be no assurance that ASI will not terminate either Supply Agreement upon the expiration of such initial term or, if it does terminate a Supply Agreement, that the Company will be able to obtain a new agreement with ASI on terms that are favorable to the Company or at all.

     ASI's ability to continue to provide services to the Company will depend on ASI's financial condition and performance. ASI currently has a significant amount of debt relative to its equity, which debt the Company expects will continue to increase in the foreseeable future. The Company is advised that ASI, as a public company in Korea, has published its most recent consolidated financial statements as of and for the year ended December 31, 1997. These consolidated financial statements are prepared on the basis of Korean GAAP, which differs significantly from U.S. GAAP. U.S. GAAP financial statements are not available. The independent auditor's report regarding ASI, included elsewhere in this Prospectus, includes an explanatory paragraph regarding change in accounting principles, the impact of the Korean economic situation on ASI and its ability to continue as a going concern.

                                                                 1996            1997
                                                              ----------    --------------
                                                                     (IN MILLIONS)
INCOME STATEMENT DATA:
  Sales.....................................................  W1,338,718      W1,786,457
  Cost of sales.............................................   1,096,117       1,507,271
                                                              ----------      ----------
  Gross profit..............................................     242,601         279,186
  Selling and administrative expenses.......................      77,754         103,158
                                                              ----------      ----------
  Operating income..........................................     164,847         176,028
  Non-operating income:
    Interest and dividend income............................      38,569          47,592
    Foreign exchange gains..................................      10,420         122,507
    Other...................................................       9,268          11,196
                                                              ----------      ----------
                                                                  58,257         181,295
                                                              ----------      ----------
  Non-operating expenses:
    Interest expenses.......................................     138,657         160,658
    Amortization of deferred charges........................       2,861          33,891
    Foreign exchange losses.................................      39,792         339,204
    Loss from forward contract..............................          --          94,644
    Other...................................................       9,962          20,639
                                                              ----------      ----------
                                                                 191,272         649,036
                                                              ----------      ----------
  Ordinary income (loss)....................................      31,832        (291,713)
  Extraordinary gains.......................................         447             774
  Extraordinary losses......................................      11,072           1,812
                                                              ----------      ----------
  Net income (loss) before income taxes.....................      21,207        (292,751)
  Income taxes..............................................      17,363           7,922
                                                              ----------      ----------
  Net income (loss) after income taxes......................       3,844        (300,673)
  Minority interests in losses (earnings) of consolidated
    subsidiaries, net.......................................      (8,569)          1,206
  Amortization of consolidation adjustments, net............      (5,326)         (3,009)
  Equity in earnings (losses) of unconsolidated
    equity-method subsidiaries and investees, net...........         666         (46,253)
                                                              ----------      ----------
  Net loss..................................................   W  (9,385)     W (348,729)
                                                              ==========      ==========
SUMMARY BALANCE SHEET DATA:
  Cash and bank deposits....................................   W 324,139       W 215,024
  Accounts and notes receivable, net........................     170,724         189,522
  Inventory.................................................     214,494         260,302
  Other current assets......................................     145,302         241,965
                                                              ----------      ----------
    Total current assets....................................     854,659         906,813
                                                              ----------      ----------
  Property, plant and equipment, net........................     994,931       2,159,466
  Investments...............................................      83,715         121,880
  Long-term accounts receivable.............................     198,251         203,739
  Long-term loans...........................................         747         258,322
  Other long-term assets....................................      92,985         285,810
                                                              ----------      ----------
    Total long-term assets..................................   1,370,629       3,029,217
                                                              ----------      ----------
         Total assets.......................................  W2,225,288      W3,936,030
                                                              ==========      ==========
  Short-term borrowings.....................................   1,050,405       1,720,916
  Current maturities of long-term debt......................      85,252         120,913
  Other current liabilities.................................     190,989         282,653
                                                              ----------      ----------
    Total current liabilities...............................   1,326,646       2,124,482
                                                              ----------      ----------
  Long-term debt, net of current maturities.................     475,045         736,784
  Long-term capital lease obligations.......................     106,068         861,813
  Other long-term liabilities...............................      67,672         111,017
                                                              ----------      ----------
    Total long-term liabilities.............................     648,785       1,709,614
                                                              ----------      ----------
         Total liabilities..................................   1,975,431       3,834,096
                                                              ----------      ----------
  Minority interests........................................      21,600          25,160
  Stockholders' equity......................................     228,257          76,774
                                                              ----------      ----------
         Total liabilities and stockholders' equity.........  W2,225,288      W3,936,030
                                                              ==========      ==========

     A significant amount of the current and long-term liabilities of ASI are denominated in U.S. dollars and other foreign currencies. At December 31, 1997, the amount of U.S. dollar and other foreign currency denominated short-term borrowings, current maturities of long-term debt, long-term debt (net of current maturities) and long-term capital lease obligations were W1,222 billion, W59 billion, W159 billion and W834 billion, respectively. Due in part to the significant depreciation of the won (for example, from a Market Average Exchange Rate of W884 to $1.00 on December 31, 1996 to W1,415 to $1.00 on December 31, 1997 and W1,324 to $1.00 on August 13, 1998) resulting from the recent economic crisis in Korea, ASI's liabilities in won terms and its leverage calculated in won have significantly increased in 1997. The effect of this depreciation on ASI, however, has been mitigated by the fact that substantial amounts of ASI's revenues are denominated in U.S. dollars. The increase in ASI's liabilities was also attributable in part to additional financing obtained in connection with the construction of its new wafer foundry. See "-- Risks Associated with New Wafer Fabrication Business" and Note 6 of Notes to Consolidated Financial Statements.

     The recent economic crisis in Korea has also led to sharply higher interest rates in Korea and reduced opportunities for refinancing or refunding maturing debts as financial institutions in Korea, which are experiencing financial difficulties, are increasingly looking to limit their lending, particularly to highly leveraged companies, and to increase their reserves and provisions for non-performing assets. These developments will result in higher interest rates on loans to ASI and have otherwise made it more difficult for ASI to obtain new financing. In addition, ASI has obtained a significant amount of financing through arrangements obtained by AUSA. As an overseas subsidiary of ASI, AUSA was formed with the approval of the Bank of Korea. If the Bank of Korea were to withdraw such approval, or if AUSA otherwise ceased operations for any reason, ASI would be required to meet their financing needs through alternative arrangements. Therefore, there can be no assurance that ASI will be able to refinance its existing loans or obtain new loans, or continue to make required interest and principal payments on such loans or otherwise comply with the terms of its loan agreements. Any inability of ASI to obtain financing or generate cash flow from operations sufficient to fund its capital expenditure, debt service and repayment and other working capital and liquidity requirements could have a material adverse effect on ASI's ability to continue to provide services and otherwise fulfill its obligations to the Company. See "-- Dependence on International Operations and Sales; Concentration of Operations in the Philippines and Korea."

     As of December 31, 1997, ASI and its consolidated subsidiaries were contingently liable under guarantees in respect of debt of ASI's non-consolidated subsidiaries and affiliates in the Anam Group in the aggregate amount of approximately W857 billion. As of such date, ASI had provided guarantees for all of AUSA's debt of $319 million, $176 million of bank loans made to one of the Company's subsidiaries and the Company's obligations under a receivables sales arrangement. Prior to the Initial Public Offering, the Company met a significant portion of its financing needs through financing arrangements obtained by AUSA for the benefit of the Company based on guarantees provided by ASI. The Company currently does not depend on such financing arrangements. In addition, if any relevant subsidiaries or affiliates of ASI, certain of which may have greater exposure to domestic Korean economic conditions than ASI, were to fail to make interest or principal payments or otherwise default under their debt obligations guaranteed by ASI, ASI could be required under its guarantees to repay such debt, which event could have a material adverse effect on its financial condition and results of operations.

     Historically, ASI has undertaken capacity expansion programs and other capital expenditures primarily on the basis of forecasts of the Company and business plans prepared jointly with the Company. The Supply Agreements generally provide for continued capital investment by ASI based on the Company's forecasts and operational plans prepared jointly by the Company and ASI reflecting such forecasts. However, as a result of the recent deterioration of the Korean economy, there can be no assurance that ASI will be able to fund future capacity expansions and other capital investments required to supply the Company with necessary packaging and test services and wafer output on a timely and cost-efficient basis.

     The Company and ASI have historically cooperated on the development of new package designs and packaging and testing processes and technologies. The Supply Agreements generally provide for continued cooperation between the Company and ASI in research and development, as well as the cross-licensing of intellectual property rights between the Company and ASI. If the Company's relationship with ASI were terminated for any reason, the Company's research and development capabilities and intellectual property position could be materially and adversely affected.

     The Company will continue to be controlled to a significant degree by James Kim and members of his family for the foreseeable future, and Mr. Kim and other members of his family will also continue to exercise significant influence over the management of ASI and its affiliates. In addition, the Company and ASI will continue to have certain contractual and other business relationships, including under the Supply Agreements, and may engage in transactions from time to time that are material to the Company. For example, on July 21, 1998 the Company entered into a prepayment agreement with ASI relating to assembly and test services. In accordance with the agreement, the Company made a $50 million non-interest bearing advance to ASI, representing approximately one month's charges for assembly and test services. The Company will offset this advance against billings by ASI for assembly and test services provided in the fourth quarter of 1998. Additionally, in connection with its wafer foundry agreement with TI, the Company and TI agreed to revise certain payment and other terms contained in the Master Purchase Agreement. As part of this revision, TI agreed to advance ATI $20 million in June 1998 as a prepayment of wafer foundry services to be provided in the fourth quarter of 1998. The Company has recorded this amount in accrued expenses. The Company in turn advanced these funds to ASI as a prepayment for foundry service charges. The Company will offset the advance to ASI against billings by ASI in the fourth quarter of 1998. Under the terms of the revision to the Master Purchase Agreement, the Company is ultimately responsible to reimburse TI for any inability of ASI to comply with the terms of the agreement. Although any such material agreements and transactions would require approval of the Company's Board of Directors, such transactions generally will not require any additional approval by a separate committee comprised of the disinterested members of the Board of Directors and conflicts of interest may arise in certain circumstances. There can be no assurance that such conflicts will not from time to time be resolved against the interests of the Company. The Company currently has six directors, four of whom are disinterested. Under Delaware corporate law, each director owes a duty of loyalty and care to the Company, which if breached can result in personal liability for the directors. In addition, the Company may agree to certain changes in its contractual and other business relationships with ASI, including pricing, manufacturing allocation, capacity utilization and capacity expansion, among others, which in the judgment of the Company's management will result in reduced short-term profitability for the Company in favor of potential long-term benefits to the Company and ASI. There can be no assurance that the Company's business, financial condition or results of operations will not be adversely affected by any such decision.

DEPENDENCE ON INTERNATIONAL OPERATIONS AND SALES; CONCENTRATION OF OPERATIONS IN THE PHILIPPINES AND KOREA

     All of the production facilities currently used to fill the Company's orders are located in the Philippines and Korea and many of the Company's customers' operations are located in countries outside of the United States. A substantial portion of the Company's revenues are derived from sales to customers located outside of the United States. In 1996, 1997 and the six months ended June 30, 1998, sales to such customers accounted for 27%, 28% and 29%, respectively, of the Company's revenues. The Company expects sales outside of the United States to continue to represent a significant portion of its future revenues. As a result, the Company's business will continue to be subject to certain risks generally associated with doing business abroad, such as foreign governmental regulations, currency fluctuations, political unrest, disruptions or delays in shipments, currency controls and fluctuations, changes in local economic conditions and import and export controls, as well as changes in tax laws, tariffs and freight rates. The Company has structured its global operations to take advantage of lower tax rates in certain countries and tax incentives extended to encourage investment. The Company's tax returns through 1993 in the Philippines and through 1994 in the U.S. have been examined by the Philippine and U.S. tax authorities, respectively. The recorded provisions for subsequent open years are subject to changes upon examination by tax authorities of tax returns for these years. Changes in the mix of income from the Company's foreign subsidiaries, expiration of tax holidays and changes in tax laws and regulations could result in increased effective tax rates for the Company. See Notes 1 and 10 of Notes to Consolidated Financial Statements.

  Philippines

     The Company's results of operations and growth will be influenced by the political situation in the Philippines and by the general state of the Philippine economy. Although the political and economic situation in the Philippines has stabilized in recent years, it has historically been subject to significant instability. Most recently, the devaluation of the Philippine peso relative to the U.S. dollar beginning in July 1997 has led to instability in the Philippine economy. Any future economic or political disruptions or instability or low economic growth in the Philippines could have a material adverse effect on the Company's business, financial condition and results of operations. Because the functional currency of the Company's Philippine operations is the U.S. dollar, the Company has recently benefitted from cost reductions relating to peso denominated expenditures, primarily payroll costs. The Company believes that such devaluation of the Philippine peso will eventually lead to inflation in the Philippines, which could offset any savings achieved to date.

  Korea

     In 1996, 1997 and the six months ended June 30, 1998, approximately 72%, 68% and 67%, respectively, of the Company's revenues were derived from sales of services performed for the Company by ASI. The operations of ASI are subject to certain risks. Relations between Korea and the Democratic People's Republic of Korea ("North Korea") have been tense over most of Korea's history. Incidents affecting relations between the two Koreas continually occur. No assurance can be given that the level of tensions with North Korea will not increase or change abruptly as a result of current or future events, which could have a material adverse effect on ASI's, and as a result the Company's, business, financial condition and results of operations.

     Since the beginning of 1997, Korea has experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. Such failures were caused by, among other factors, excessive investments, high levels of indebtedness, weak export prices and the Korean government's greater willingness to allow troubled corporations to fail. As a result of such corporate failures, Korea's financial institutions have experienced a sharp increase in non-performing loans and certain Korean banks have ceased operations. In addition, declines in domestic stock prices have reduced the value of Korean banks' assets. These developments have led international credit rating agencies to downgrade the credit ratings of Korea, as well as various companies (including ASI) and financial institutions in Korea.

     During the same period, the value of the won relative to the U.S. dollar has depreciated significantly. The Market Average Exchange Rate as of August 13, 1998 was W1,324 to $1.00, as compared to the December 31, 1996 Market Average Exchange Rate of W884 to $1.00. Such depreciation of the won relative to the U.S. dollar has increased the cost of imported goods and services, and the value in won of Korea's public and private sector debt denominated in U.S. dollars and other foreign currencies has also increased significantly. Korea's foreign currency reserves also have declined significantly. Such developments have also led to sharply higher domestic interest rates and reduced opportunities for refinancing or refunding maturing debts as financial institutions in Korea, which are experiencing financial difficulties, are increasingly looking to limit their lending, in particular to highly leveraged companies, and to increase their reserves and provisions for non-performing assets.

     In order to address the liquidity crisis and the deteriorating economic situation in Korea, the Korean government concluded an agreement with the International Monetary Fund on December 3, 1997 pursuant to which Korea is eligible to receive loans and other financial support reported to amount to an aggregate of approximately $58 billion (the "IMF Financial Aid Package"). Because there are conditions on the availability of loans and other financial support under the IMF Financial Aid Package, there can be no assurance that such conditions will be satisfied or that such loans and other financial support will be available. In connection with the IMF Financial Aid Package, the Korean government announced a comprehensive policy package (the "Reform Policy") intended to address the structural weaknesses in the Korean economy and the financial sector. While the Reform Policy is intended to alleviate the current economic crisis in Korea and improve the Korean economy over time, the immediate effects could include, among others, slower economic growth, a reduction in the availability of credit to Korean companies, an increase in interest rates, an increase in taxes, an increased rate of inflation due to the depreciation of the won, an increase in the number of bankruptcies of Korean companies, labor unrest and labor strikes resulting from a possible increase in unemployment, and political unrest. These events could have a material adverse effect on the Korean economy. Moreover, there can be no assurance that either the IMF Financial Aid Package or the Reform Policy will be successful. In addition, there can be no assurance that political pressure will not force the Korean government to retreat from some or all of its announced Reform Policy or that the Reform Policy will be implemented as currently contemplated.

     The Korean government has stated that as of December 31, 1997 the total amount of Korea's private and governmental external liabilities was $154.4 billion under IMF standards. As of December 31, 1997, the total amount of foreign currency reserves held by Korea was $20.4 billion, of which the usable portion (the total less amounts on deposit with overseas branches of Korean financial institutions and swap positions between the Korean central bank and other central banks) was $8.9 billion. Pursuant to an exchange offer concluded in April 1998, the Korean financial institutions exchanged approximately $21.8 billion of their short-term foreign currency debt for longer term floating rate loans guaranteed by the Korean government. In addition, the Korean government raised approximately $4 billion through an international offering of its debt securities in April 1998. Korean financial institutions and the Korean corporate and public sectors continue to carry substantial amounts of debt denominated in currencies other than the won, including short-term debt, and there can be no assurance that there will be sufficient foreign currency reserves to repay this debt or that this debt can be extended or refinanced.

     Such recent and potential future developments relating to Korea, including the continued deterioration of the Korean economy, could have a material adverse effect on ASI's and the Company's business, financial condition and results of operations. See "-- Dependence on Relationship with ASI; Potential Conflicts of Interest," "Business -- Marketing and Sales" and "-- Facilities and Manufacturing" and Note 14 of Notes to Consolidated Financial Statements.

CUSTOMER CONCENTRATION; ABSENCE OF BACKLOG

     Due to the concentration of market share in the semiconductor industry, the Company has been largely dependent on a small group of customers for a substantial portion of its business. In 1995, 1996, 1997 and the six months ended June 30, 1998, 34.1%, 39.2%, 40.1% and 34.7%, respectively, of the
Company's net revenues were derived from sales to the Company's top five customers, with 13.3%, 23.5%, 23.4% and 19.4% of the Company's net revenues, respectively, derived from sales to Intel Corporation ("Intel"). The ability of the Company to maintain close, satisfactory relationships with such customers is important to the ongoing success and profitability of its business. The Company expects that it will continue to be dependent upon a relatively limited number of customers for a significant portion of its net revenues in future periods. None of the Company's customers is presently obligated to purchase any amount of packaging or test services or to provide the Company with binding forecasts of product purchases for any period. In addition, the Company's new wafer fabrication business will be significantly dependent upon TI. The reduction, delay, or cancellation of orders from one of the Company's significant customers, including Intel for packaging and test services or TI for wafer fabrication services, could materially and adversely affect the Company's business, financial condition and results of operations. Although the Company has received a commitment from TI which indicate that TI will meet its minimum purchase obligation during the second half of 1998, during the first half of 1998 TI's orders were below such minimum purchase commitment due to market conditions and issues encountered by TI in the transition of its products to .18 micron technology. There can be no assurance that TI will meet its purchase obligations in the second half of 1998 or in the future. In addition, there can be no assurance that such customers will not reduce, cancel or delay orders. See "-- Dependence on the Highly Cyclical Semiconductor and Personal Computer Industries" and "-- Risks Associated with New Wafer Fabrication Business."

     All of the Company's customers operate in the cyclical semiconductor business and may vary order levels significantly from period to period. In addition, there can be no assurance that such customers or any other customers will continue to place orders with the Company in the future at the same levels as in prior periods. From time to time, semiconductor companies have experienced reduced prices for some products, as well as delays or cancellations in orders. There can be no assurance that, should these circumstances occur in the future, they will not adversely affect the Company's business, financial condition and results of operations. The loss of one or more of the Company's customers, or reduced orders by any of its key customers, could adversely affect the Company's business, financial condition and results of operations. The Company's packaging and test business does not typically operate with any material backlog, and the Company expects that in the future the Company's packaging and test revenues in any quarter will continue to be substantially dependent upon orders received in that quarter. The Company's expense levels are based in part on its expectations of future revenues and the Company may be unable to adjust costs in a timely manner to compensate for any revenue shortfall. See "Business -- Marketing and Sales."

EXPANSION OF MANUFACTURING CAPACITY; PROFITABILITY AFFECTED BY CAPACITY UTILIZATION RATES

     The Company believes that its competitive position depends substantially on its ability to expand its manufacturing capacity. Accordingly, although the Company currently has available manufacturing capacity, the Company expects to continue to make significant investments to expand such capacity, particularly through the acquisition of capital equipment and the training of new personnel. There can be no assurance that the Company will be able to utilize such capacity or to continue to expand its manufacturing capacity in a timely manner, that the cost of such expansion will not exceed management's current estimates or that such capacity will not exceed the demand for the Company's services. In addition, expansion of the Company's manufacturing capacity will continue to significantly increase its fixed costs, and the Company expects to continue to incur substantial additional depreciation and other expenses in connection with the acquisition of new equipment and the construction of new facilities. Increases or decreases in capacity utilization rates can have a significant effect on gross margins since the unit cost of packaging and test services generally decreases as fixed charges are allocated over a larger number of units produced. Therefore, the Company's ability to maintain or enhance its gross margins will continue to be dependent, in part, on its ability to maintain high capacity utilization rates.

     Capacity utilization rates may be affected by a number of factors and circumstances, including overall industry conditions, operating efficiencies, the level of customer orders, mechanical failure, disruption of operations due to expansion of operations or relocation of equipment, fire or natural disasters, employee strikes or work stoppages or other circumstances. Although the Company has been able to maintain a high rate of capacity utilization in recent years as a result of its close association with its customers, its knowledge of the semiconductor market conditions, and its continued improvements in operating efficiencies and equipment maintenance, there can be no assurance that this high utilization rate will be sustained in the future. The Company's inability to generate the additional orders necessary to fully utilize its capacity would have a material adverse effect on the Company's business, financial condition and results of operations. For example, in 1996 the Company's capacity utilization rates were negatively affected by an unexpected downturn in the semiconductor industry. There can be no assurance that the Company's utilization rates will not be adversely affected by future declines in the semiconductor industry or for any other reason. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Manufacturing and Facilities."

LIQUIDITY AND FUTURE CAPITAL REQUIREMENTS

     The Company plans to continue to incur substantial costs to fund its equipment and facilities expansion plans and its packaging technology development. The Company believes that its existing cash balances, cash flow from operations, available equipment lease financing and bank borrowings, will be sufficient to meet its projected capital expenditures, working capital and other cash requirements for at least the next twelve months. There can be no assurance, however, that lower than expected revenues, increased expenses, increased costs associated with the purchase or maintenance of capital equipment, decisions to increase planned capacity or other events will not cause the Company to seek more capital, or capital sooner than currently expected. The timing and amount of the Company's actual capital requirements cannot be precisely determined and will depend on a number of factors, including demand for the Company's services, availability of capital equipment, fluctuations in foreign currency exchange rates, changes in semiconductor industry conditions and competitive factors. There can be no assurance that additional financing will be available when needed or, if available, will be available on satisfactory terms. Failure to obtain any such financing could have a material adverse effect on the Company. In addition, if the Company obtains such financing by selling equity securities of the Company, the Company's stockholders may experience significant dilution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RAPID TECHNOLOGICAL CHANGE; PRODUCT DEVELOPMENT

     The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of semiconductor packaging products. As a result, the Company expects that it will need to offer, on an ongoing basis, more advanced package designs in order to respond to competitive industry conditions and customer requirements. The requirement to develop and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. In addition, advances in technology also typically lead to rapid and significant price erosion and decreased margins for older package types and may lead to products currently being offered by the Company becoming less competitive or inventories held by the Company becoming obsolete. The failure by the Company to achieve advances in package design or to obtain access to advanced package designs developed by others could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's success is also dependent upon the ability of it and ASI to develop and implement new manufacturing process and package design technologies. Semiconductor package design and process methodologies have become increasingly subject to technological change, requiring large expenditures for research and development. Converting to new package designs or process methodologies could result in delays in producing new package types which could adversely affect the Company's ability to meet customer orders.

MANUFACTURING RISKS; PRODUCTION YIELDS

     The semiconductor packaging process is complex and involves a number of precise steps. Defective packaging can result from a number of factors, including the level of contaminants in the manufacturing environment, human error, equipment malfunction, use of defective raw materials, defective plating services and inadequate sample testing. From time to time, the Company expects to experience lower than anticipated production yields as a result of such factors, particularly in connection with any expansion of its capacity or change in its processing steps. In addition, the Company's yield on new products will be lower during the period necessary for the Company to develop the requisite expertise and experience in producing such products and using such processes. The failure of the Company or ASI to maintain high quality production standards or acceptable production yields, if significant and sustained, could result in loss of customers, delays in shipments, increased costs, cancellation of orders and product returns for rework, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Facilities and Manufacturing."

RISKS ASSOCIATED WITH NEW WAFER FABRICATION BUSINESS

     The Company recently began providing wafer fabrication services, with delivery of the first products from ASI's new foundry in January 1998. Neither the Company nor ASI has significant experience in providing wafer fabrication services, and there can be no assurance that the Company will not experience difficulties in marketing and selling these services or that ASI will not encounter operational difficulties such as lower than expected yields or longer than anticipated production ramp-up, unexpected costs and other problems in providing these services. If the Company or ASI encounters these or similar difficulties, the Company's and ASI's businesses, financial condition and results of operations could be materially adversely affected. In addition, TI has transferred certain of its CMOS processes to ASI and ASI is dependent upon TI's assistance for developing other state-of-the-art wafer manufacturing processes. If ASI's relationship with TI is disrupted for any reason, ASI's ability to produce wafers would be adversely affected, thus negatively impacting the Company's ability to fulfill its customers' orders for fabrication services, which could materially and adversely affect the Company's business, financial condition and results of operations. In addition, ASI's technology agreements with TI (the "TI Technology Agreements") only cover .25 micron and .18 micron CMOS technology and TI is not under any obligation to transfer any next-generation technology. If ASI is not able to obtain such technology on commercially reasonable terms or at all, the Company's ability to market ASI's wafer fabrication services could be materially and adversely affected which could have a material adverse effect on the Company's and ASI's business, results of operations and financial condition.

     The Company's right to the supply of wafers from ASI's foundry is subject to an agreement (the "TI Manufacturing and Purchasing Agreement") among ASI, the Company and TI, pursuant to which TI has agreed to purchase from the Company at least 40% of the capacity of this foundry and under certain circumstances has the right to purchase up to 70% of this capacity. As a result, the Company's wafer fabrication business will be significantly dependent upon TI, which may adversely affect the Company's ability to obtain additional customers. If the Company is unable to sell substantially all of the output of ASI's wafer foundry, its business, results of operations and financial condition could be materially and adversely affected. Although the Company has received a commitment from TI which indicates that TI will meet its minimum purchase obligation during the second half of 1998, during the first half of 1998 TI's orders were below such minimum purchase commitment due to market conditions and issues encountered by TI in the transition of its products to .18 micron technology. There can be no assurance that TI will meet its purchase obligations in the second half of 1998 or in the future. Accordingly, there can be no assurance that TI will place orders representing at least 40% of the capacity of this foundry during this period or in the future. A failure by TI to comply with its minimum purchase obligations or the cancellation of a significant wafer fabrication order by TI or any other customer could have a material adverse effect on ASI's and the Company's business, financial condition and results of operations. The TI Manufacturing and Purchasing Agreement terminates on December 31, 2007, unless terminated sooner. The TI Manufacturing and Purchasing Agreement may be terminated upon two years' prior notice by either ASI or TI if ASI and TI are unable to successfully negotiate prior to June 30, 2000 an amendment to the TI Technology Agreements or a new agreement with respect to ASI's use of TI's next-generation CMOS technology. During such two-year period, TI would be obligated to purchase a minimum of only 20% of the capacity of ASI's wafer fabrication facility. In addition, the TI Manufacturing and Purchasing Agreement may be terminated sooner upon, among other events, mutual written consent, material breach of the agreement by either party, the inability of either party to obtain any necessary government approvals, the failure of ASI to protect TI's intellectual property and a change of control, bankruptcy, liquidation or dissolution of ASI. See "Business -- Competition."

DEPENDENCE ON RAW MATERIALS SUPPLIERS AND SUBCONTRACTORS

     The Company obtains the direct materials for the packaging and test services of its factories and for the packaging and test services provided by ASI to fill the Company's orders directly from vendors. To maintain competitive manufacturing operations, the Company must obtain from its vendors, in a timely manner, sufficient quantities of acceptable materials at expected prices. The Company sources most of its raw materials, including critical materials such as lead frames and laminate substrates, from a limited group of suppliers. The Company purchases all of its materials on a purchase order basis and has no long-term contracts with any of its suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to the Company because of vendor capacity constraints and, consequently, the Company has experienced difficulty in obtaining acceptable raw materials on a timely basis. In addition, from time to time, the Company may reject materials that do not meet its specifications, resulting in declines in output or yield. There can be no assurance that the Company will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality. The Company's business, financial condition and results of operations could be materially and adversely affected if its ability to obtain sufficient quantities of raw materials and other supplies in a timely manner were substantially diminished or if there were significant increases in the costs of raw materials that the Company could not pass on to its customers. See "Business -- Facilities and Manufacturing."

INABILITY TO OBTAIN PACKAGING AND TEST EQUIPMENT IN A TIMELY FASHION

     In connection with its future expansion plans, the Company and ASI expect to purchase a significant amount of new packaging and test equipment. From time to time, increased demand for some of this equipment causes lead times to extend beyond those normally met by the equipment vendors. The unavailability of such equipment or the failure of such equipment, or other equipment acquired by the Company or ASI, to operate in accordance with the Company's or ASI's specifications or requirements, or delays in the delivery of such equipment could delay implementation of the Company's or ASI's expansion plans and impair the ability of the Company to meet customer orders or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Facilities and Manufacturing."

MANAGEMENT OF GROWTH

     The Company has experienced and may continue to experience growth in the scope and complexity of its operations and in the number of its employees. For example, the Company is expanding its scope of operations to include wafer fabrication services and is hiring new personnel in connection with such expansion. This growth is expected to continue to strain the Company's managerial, financial, manufacturing and other resources. In addition, although the Company believes its current controls are adequate, in order to manage its growth, the Company must continue to implement additional operating and financial controls and hire and train additional personnel. Although the Company has been successful in hiring and properly training sufficient numbers of qualified personnel and in effectively managing its growth in the past, there can be no assurance that the Company will be able to do so in the future, and its failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure to improve the Company's operational, financial and management systems could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risks Associated with New Wafer Fabrication Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Employees."

COMPETITION

     The independent semiconductor packaging and test industry is very competitive, being comprised of approximately 50 companies with about 15 of those companies having sales of $100 million per year or more. The Company faces substantial competition from established packaging companies primarily located in Asia, such as Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), ASAT, Ltd. (Hong Kong), Hana Microelectronics Public Co. Ltd. (Hong Kong and Thailand), Astra International (Indonesia), Carsem Bhd. (Malaysia), ChipPAC Incorporated (Korea), Siliconware Precision Industries Co., Ltd. (Taiwan), and Shinko Electric Industries Co., Ltd. (Japan). Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities, and have been operating for some time. Such companies have also established relationships with many large semiconductor companies which are current or potential customers of the Company. The principal elements of competition in the independent semiconductor packaging market include time to market, breadth of package offering, technical competence, design services, quality, production yields, responsiveness and customer service and price. On a larger scale, the Company also competes with the internal manufacturing capabilities of many of its largest customers. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors or that the Company's operating results will not be adversely affected by increased price competition.

     The independent wafer fabrication business is also highly competitive. The Company's wafer fabrication services compete primarily with independent wafer foundries such as Chartered Semiconductor Manufacturing Ltd., Taiwan Semiconductor Manufacturing Company Ltd. and United Microelectronics Corporation, as well as with integrated device manufacturers such as LG Semicon Co., Ltd., Hitachi, Ltd., Toshiba Corp. and Winbond Electronics Corporation, which provide foundry services for other semiconductor companies. Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and have been operating for some time. Many of these companies have also established relationships with many large semiconductor companies which are current or potential customers of the Company. The principal elements of competition in the wafer foundry market include technology, delivery cycle times, price, product performance, quality, production yield, responsiveness and flexibility, reliability and the ability to design and incorporate product improvements. There can be no assurance that the Company will be able to compete successfully in the future against such companies. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL AND AVAILABILITY OF SKILLED WORKFORCE

     The Company's success depends to a significant extent upon the continued service of its key senior management and its technical personnel, each of whom would be difficult to replace. Competition for qualified employees is intense, and the loss of the services of any of its existing key personnel without adequate replacement, or the inability to attract, retain and motivate qualified new personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in connection with its expansion plans, the Company and ASI will be required to increase the number of qualified engineers and other employees at their respective facilities in the Philippines and Korea. Competition for such employees in the Philippines and Korea is intense and the inability to attract new qualified personnel or to retain such personnel could have a material adverse effect on the Company's results of operations and financial condition. See "Management."

ENVIRONMENTAL REGULATIONS

     The semiconductor packaging process involves a significant amount of chemicals and gases which are subject to extensive governmental regulations. For example, liquid waste is produced at the stage at which silicon wafers are diced into chips with the aid of diamond saws and cooled with running water. In addition, excess materials on leads and moldings are removed from packaged semiconductors in the trim and form process. The Company has installed equipment to collect certain solvents used in connection with its manufacturing process and has contracted with independent waste disposal companies to remove such hazardous material.

     Federal, state and local regulations in the United States, as well as environmental regulations in Korea and the Philippines, impose various controls on the storage, handling, discharge and disposal of chemicals used in the Company's and ASI's manufacturing process and on the facilities occupied by the Company and ASI. The Company believes that its activities, as well as those of ASI, conform to present environmental and land use regulations applicable to their respective operations and current facilities. Increasing public attention has, however, been focused on the environmental impact of semiconductor manufacturing operations and the risk to neighbors of chemical releases from such operations. There can be no assurance that applicable land use and environmental regulations will not in the future impose the need for additional capital equipment or other process requirements upon the Company or ASI or restrict the Company's or ASI's ability to expand their respective operations. The adoption of new ordinances or similar measures or any failure by the Company or ASI to comply with applicable environmental and land use regulations or to restrict the discharge of hazardous substances could subject the Company or ASI to future liability or cause their respective manufacturing operations to be curtailed or suspended.

INTELLECTUAL PROPERTY

     The Company currently holds 24 United States patents, five of which are jointly held with ASI, related to various IC packaging technologies, in addition to other pending patents. These patents will expire at various dates from 2012 through 2016. With respect to development work undertaken jointly with ASI, the Company and ASI share intellectual property rights under the terms of the Supply Agreements between the Company and ASI. Such Supply Agreements also provide for the cross-licensing of intellectual property rights between the Company and ASI. In addition, the Company enters into agreements with other developers of packaging technology to license or otherwise obtain certain process or package technologies.

     The Company expects to continue to file patent applications when appropriate to protect its proprietary technologies; however, the Company believes that its continued success depends primarily on factors such as the technological skills and innovation of its personnel rather than on its patents. The process of seeking patent protection can be expensive and time consuming. There can be no assurance that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage to the Company. Moreover, there can be no assurance that any patent rights will be upheld in the future or that the Company will be able to preserve any of its other intellectual property rights.

     Although the Company is not currently a party to any material litigation, the semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. As is typical in the semiconductor industry, the Company may receive communications from third parties asserting patents on certain of the Company's technologies. In the event any third party were to make a valid claim against the Company or ASI, the Company or ASI could be required to discontinue the use of certain processes or cease the manufacture, use, import and sale of infringing products, to pay substantial damages and to develop non-infringing technologies or to acquire licenses to the alleged infringed technology. The Company's business, financial condition and results of operations could be materially and adversely affected by such developments. Litigation, which could result in substantial cost to and diversion of resources of the Company, may also be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or the occurrence of litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, ASI has obtained intellectual property for wafer manufacturing primarily from TI. The licenses granted to ASI by TI under the TI Technology Agreements are very limited. Although TI has granted to ASI a license under TI's trade secret rights to use TI's technology in connection with ASI's provision of wafer fabrication services, TI has not granted ASI a license under its patents, copyrights and mask works to manufacture semiconductors for third parties. Although TI has agreed that TI will not assert a claim for patent, copyright or mask work right infringement against ASI or the Company in connection with ASI's manufacture of semiconductor products for third parties, TI has reserved the right to bring such infringement claims against ASI's or the Company's customers with respect to semiconductor products purchased from ASI or the Company. As a result, ASI's and the Company's customers could be subject to patent litigation by TI and others, and ASI and the Company could in turn be subject to litigation by such customers and others, in connection with the sale of wafers produced by ASI. Any such litigation could materially and adversely affect ASI's ability to continue to manufacture wafers and ASI's and the Company's business, financial condition and results of operations.

NO PRIOR MARKET; LIQUIDITY; STOCK PRICE VOLATILITY

     Prior to the Initial Public Offering, there had been no public market for the Common Stock. There can be no assurance that an active public market for the Common Stock will be sustained or that the market price of the Common Stock will not decline. The trading price of the Common Stock has varied significantly and could be subject to wide fluctuations in the future in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the semiconductor industry, changes in earnings estimates or recommendations by analysts, developments affecting ASI or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

BENEFITS OF THE INITIAL PUBLIC OFFERING TO EXISTING STOCKHOLDERS; CONTINUED CONTROL BY EXISTING STOCKHOLDERS

     Immediately after the closing of the Initial Public Offering, based upon shares outstanding as of the date hereof, James Kim and members of his family beneficially owned in the aggregate 77,610,000 shares of Common Stock, which shares represented all of the outstanding Common Stock not offered in the Initial Public Offering and approximately 65.8% of the total number of shares of Common Stock outstanding following the Initial Public Offering. The Initial Public Offering created a public market for the resale of shares held by these existing stockholders. Such stockholders, acting together, will be able to effectively control substantially all matters submitted for approval by the stockholders of the Company. Such matters could include the election of a majority of the members of the Board of Directors, proxy contests, approvals of transactions between the Company and ASI or other entities in which Mr. James Kim and members of his family have an interest, mergers involving the Company, tender offers, open market purchase programs or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. Such continued control could also have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price and may adversely affect the market price of the Common Stock. See "Principal Stockholders."

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock $.001 par value ("Preferred Stock") and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Certificate of Incorporation (the "Certificate of Incorporation") does not permit cumulative voting. This provision, and other provisions of the Certificate of Incorporation, the Company's bylaws (the "Bylaws") and Delaware corporate law, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock into the public market could adversely affect the prevailing market price of the Common Stock. In addition to the up to 7,000,000 shares of Common Stock that may be offered hereby from time to time, there were an additional 40,250,000 shares of Common Stock which were sold to the public in the Initial Public Offering, and there will be 15,333,333 shares issuable upon conversion of the Convertible Notes, all of which shares are freely tradeable. Excluding the shares described above, there are approximately 70,610,000 additional shares of Common Stock outstanding, all of which are "restricted" shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"). Beginning April 29, 1999, all such Restricted Shares will first become eligible for sale in the public market pursuant to Rule 144 promulgated under the Securities Act, subject to certain volume and other resale restrictions pursuant to Rule 144. See "Shares Eligible for Future Sale."

                                 REORGANIZATION

     Amkor Technology, Inc. is the successor corporation of Amkor Electronics, Inc. ("AEI") which was incorporated in Pennsylvania in March 1970 to design semiconductor packages and provide semiconductor packaging services through a supply relationship with ASI. The Company was organized in September 1997 to consolidate the ownership of AEI and a number of other companies which support or engage in various aspects of the semiconductor packaging and test business and in which Mr. James Kim (the founder of AEI) and members of his family owned a majority interest (the "Amkor Companies"). Prior to the reorganization described below, the Amkor Companies consisted of:

     - AEI and its subsidiaries Amkor Receivables Corp., which purchases the Company's accounts receivable under an accounts receivable financing arrangement, and Amkor Wafer Fabrication Services SARL, which provides various technical support for CIL's wafer fabrication services customers in Europe and Asia;

     - T.L. Limited ("TLL") and its subsidiary C.I.L. Limited ("CIL"), which markets the Company's services to semiconductor companies in Europe and Asia;

     - Amkor/Anam EuroServices S.A.R.L. ("AAES"), which provides various technical and support services for CIL's packaging and test customers;

     - Amkor/Anam Advanced Packaging, Inc. ("AAAP"), Amkor/Anam Pilipinas, Inc. ("AAP") and AAP's subsidiary Automated MicroElectronics Inc. ("AMI"), each of which provides manufacturing services; and

     - AK Industries, Inc. ("AKI") and its subsidiary, Amkor-Anam, Inc., which provides raw material purchasing and inventory management services.

     All of the Amkor Companies were substantially wholly owned beneficially by Mr. and Mrs. Kim or entities beneficially owned by members of Mr. James Kim's immediate family (the "Founding Stockholders"), except for 40% of AAP owned by ASI and one-third of AEI and all of AKI which were owned by certain trusts established for the benefit of other members of Mr. Kim's family (the "Kim Family Trusts").

     Prior to the Initial Public Offering, the following transactions were effected to consolidate the operations of the Amkor Companies under the Company, (such transactions are referred to collectively as the "Reorganization"):

     - AEI was merged into Amkor Technology, Inc.

     - Amkor International Holdings ("AIH"), a newly formed Cayman Islands holding company, became a wholly-owned subsidiary of Amkor Technology, Inc. holding the following entities:
          - First Amkor Cayman Islands, Ltd., a newly formed Cayman Islands holding company, and its subsidiaries AAAP, AAP and AMI;
          - TLL and its subsidiary CIL; and
          - AAES.

     - In addition, the Company acquired all of the stock of AKI from the Kim Family Trusts for $3 million.

     Except for the acquisition of AKI which has been accounted for as a purchase transaction, the accounting for the Reorganization is similar to the accounting for a pooling of interests as it represents an exchange of equity interests among companies under common control. All of the Amkor Companies are wholly owned, directly or indirectly, by the Company. An aggregate of 82,610,000 shares of Common Stock were issued by the Company in connection with the Reorganization. The relative number of shares of Common Stock issued by the Company in connection with each of the transactions comprising the Reorganization was based upon relative amounts of stockholders' equity of each of the Amkor Companies as of December 31, 1997. Accordingly, the Company issued an aggregate of 14,620,140 shares of Common Stock in connection with the merger of AEI into Amkor Technology, Inc., two-thirds of which (9,746,760 shares) were received by Mr. and Mrs. Kim and one-third of which (4,873,380 shares) were received by the Kim Family Trusts. The Company then issued an aggregate of 67,989,851 shares of Common Stock, representing approximately 82% of its shares immediately after the Reorganization, in exchange for all of the outstanding shares of AIH and its subsidiaries. Of such shares, 27,528,234 shares and 36,376,617 shares were gifted to Mr. and Mrs. Kim and the Kim Family Trusts, respectively, such that Mr. and Mrs. James Kim and the Kim Family Trusts owned 45.1% and 49.9%, respectively, of the Common Stock outstanding after the Reorganization. Following the Reorganization, the Founding Stockholders beneficially owned a majority of the outstanding shares of Common Stock. Following the Initial Public Offering, the Founding Stockholders and the Kim Family Trusts beneficially owned 77,610,000 shares of Common Stock, representing approximately 65.8% of the outstanding shares of Common Stock. See "Certain Transactions" and "Principal Stockholders."

     Following the Initial Public Offering, the Company purchased ASI's 40% interest in AAP for approximately $34 million. See "Prospectus Summary -- The Initial Public Offering" and Notes 1 and 17 to Consolidated Financial Statements.

TERMINATION OF S CORPORATION STATUS AND DISTRIBUTIONS

     Prior to the consummation of the Reorganization, AEI had elected to be treated for U.S. federal and certain state tax purposes as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. As a result, AEI did not recognize federal corporate income taxes. Instead, up until the termination of AEI's S Corporation status on April 28, 1998 (the "Termination Date"), Mr. and Mrs. Kim and the Kim Family Trusts had been obligated to pay U.S. federal and certain state income taxes on their allocable portion of the income of AEI. The Company, Mr. and Mrs. Kim and the Kim Family Trusts have entered into tax indemnification agreements providing that the Company will be indemnified by such stockholders, with respect to their proportionate share of any U.S. federal or state corporate income taxes attributable to the failure of AEI to qualify as an S Corporation for any period or in any jurisdiction for which S Corporation status was claimed through the Termination Date. The tax indemnification agreements also provide that under certain circumstances the Company will indemnify Mr. and Mrs. Kim and the Kim Family Trusts if such stockholders are required to pay additional taxes or other amounts attributable to taxable years on or before the Termination Date as to which AEI filed or files tax returns claiming status as an S Corporation. AEI has made various distributions to such stockholders which have enabled them to pay their income taxes on their allocable portions of the income of AEI. Such distributions totaled approximately $19.8 million, $13.0 million, $5.0 million and $33.1 million in 1995, 1996, 1997 and the six months ended June 30, 1998. The Company believes the amount of such undistributed net income was less than $1.0 million at June 30, 1998. See Notes 1 and 10 of Notes to Consolidated Financial Statements.

                             RELATIONSHIP WITH ASI

     ASI is a Korean company engaged primarily in providing semiconductor packaging and test services to the Company, which in turn sells such services to its customers. ASI also currently markets its services directly in Korea. In addition, ASI manufactures and sells electric wiring devices and watches. ASI operates four semiconductor packaging and test facilities in Korea, and has recently qualified a new deep submicron CMOS wafer foundry in Korea which is currently capable of producing 15,000 8" wafers per month. In March 1998, ASI changed its name to Anam Semiconductor, Inc.

     ASI was founded in 1956 by Mr. H. S. Kim, who currently serves as the honorary Chairman and a Representative Director of ASI. ASI is a member of the Anam Group, consisting principally of companies in Korea in the electronics industries. The businesses of ASI and the other companies in the Anam Group are influenced to a significant degree by the family of H. S. Kim, which, together with the Company, collectively owned approximately 40.7% of the outstanding common stock of ASI as of December 31, 1997. A significant portion of the shares owned by the Kim family are leveraged and as a result of this, or for other reasons, the family's ownership could be substantially reduced. James Kim, the founder of the Company and currently its Chairman and Chief Executive Officer, is the eldest son of H. S. Kim. Since January 1992, in addition to his other responsibilities, James Kim has been serving as acting Chairman of the Anam Group and a director of ASI. Mr. In-Kil Hwang, the President and a Representative Director of ASI, is the brother-in-law of James Kim. In addition, four other members of Mr. Kim's family are on the 13 member Board of Directors of ASI. After the Initial Public Offering, James Kim and members of his family beneficially owned approximately 65.8% of the outstanding Common Stock of the Company, and Mr. Kim and other members of his family will continue to exercise significant control over the Company. See "Risk Factors -- Benefits of the Initial Public Offering to Existing Stockholders; Continued Control by Existing Stockholders" and "Principal Stockholders."

     The businesses of the Company and ASI have been interdependent for many years. In 1996, 1997 and the six months ended June 30, 1998, approximately 72%, 68% and 67%, respectively, of the Company's revenues were derived from sales of services performed for the Company by ASI. In addition, substantially all of the revenues of ASI in 1996, 1997 and the six months ended June 30, 1998 were derived from services sold by the Company. The Company expects the proportion of its revenues derived from sales of services performed for the Company by ASI and the proportion of ASI's revenues from services sold by the Company to increase from the Company's sales of the wafer fabrication output of ASI's new wafer foundry. In the event the ability of ASI to supply the Company were disrupted for any reason, the Company's facilities in the Philippines would be able to fill only a small portion of the resulting shortfall in packaging and test capacity and none of the shortfall in wafer fabrication capacity. In addition, there are currently no significant third party suppliers of packaging and test services and no qualified third party suppliers of wafer fabrication services from which the Company could fill its orders. As a result, the Company's business, financial condition and operating results will continue to be significantly dependent on the ability of ASI to effectively provide contracted services on a cost-efficient and timely basis. The Company expects that the businesses of the Company and ASI will continue to remain highly interdependent by virtue of their supply relationship, family ties between their respective shareholders and management, financial relationships, coordination of product and operation plans, joint research and development activities and shared intellectual property rights. The termination or disruption of the Company's relationship with ASI for any reason, or the insolvency of ASI or any material adverse change in ASI's business resulting from underutilization of its capacity, the level of its debt and its guarantees of affiliate debt, labor disruptions, fluctuations in foreign exchange rates, changes in governmental policies, economic or political conditions in Korea or any other change, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has recently entered into the Supply Agreements with ASI. Under the Supply Agreements, ASI has granted to the Company a first right to substantially all of the packaging and test services of ASI and the exclusive right to all of the wafer output of its new wafer foundry. The Company expects to continue to purchase substantially all of ASI's packaging and test services, and to purchase all of ASI's wafer output, under the Supply Agreements. Under the Supply Agreements, pricing arrangements relating to packaging and test services provided by ASI to the Company are subject to quarterly review and adjustment, and such arrangements relating to the wafer output provided by ASI to the Company are subject to annual review and adjustment, in each case on the basis of factors such as changes in the semiconductor market, forecasted demand, product mix and capacity utilization and fluctuations in exchange rates, as well as the mutual long-term strategic interests of the Company and ASI. Although the Company and ASI agreed to reduce the price paid by the Company for packaging and test services beginning in the second quarter of 1998, there can be no assurance that any new pricing arrangements resulting from such review and adjustment will be favorable to the Company. Pursuant to long-standing arrangements between ASI and the Company's operating subsidiaries, sales from ASI to the Company will continue to be made through AUSA, a wholly-owned financing subsidiary of ASI. Under the Supply Agreements, the Company will continue to reimburse AUSA for the financing costs incurred by it in connection with trade financing provided to the Company. The Supply Agreements also provide that Amkor-Anam, Inc., a subsidiary of the Company, will continue to provide raw material procurement and related services to ASI on a fee basis. The Supply Agreements have a five-year term, and may be terminated by any party thereto upon five years' written notice at any time after the expiration of such initial five-year term. There can be no assurance that ASI will not terminate either Supply Agreement upon the expiration of such initial term or that if it does terminate a Supply Agreement, that the Company will be able to obtain a new agreement with ASI on terms that are favorable to the Company or at all.

     ASI's ability to continue to provide services to the Company will depend on ASI's financial condition and performance. ASI currently has a significant amount of debt relative to its equity, which debt the Company expects will continue to increase in the foreseeable future. The Company is advised that ASI, as a public company in Korea, has published its most recent consolidated financial statements as of and for the year ended December 31, 1997. These consolidated financial statements are prepared on the basis of Korean GAAP, which differs significantly from U.S. GAAP. U.S. GAAP financial statements are not available. The independent auditors' report regarding ASI, included elsewhere in this Prospectus, includes an explanatory paragraph regarding change in accounting principles, the impact of the Korean economic situation on ASI and its ability to continue as a going concern.

     The following is a summary of 1996 and 1997 consolidated financial information pertaining to ASI prepared in accordance with Korean GAAP which differs from U.S. GAAP. See Note 6 of Notes to Consolidated Financial Statements.

                                                             1996             1997
                                                          -----------    --------------
                                                                  (IN MILLIONS)
INCOME STATEMENT DATA:
  Sales.................................................  W 1,338,718     W 1,786,457
  Cost of sales.........................................    1,096,117       1,507,271
                                                          -----------     -----------
  Gross profit..........................................      242,601         279,186
  Selling and administrative expenses...................       77,754         103,158
                                                          -----------     -----------
  Operating income......................................      164,847         176,028
  Non-operating income:
     Interest and dividend income.......................       38,569          47,592
     Foreign exchange gains.............................       10,420         122,507
     Other..............................................        9,268          11,196
                                                          -----------     -----------
                                                               58,257         181,295
                                                          -----------     -----------
  Non-operating expenses:
     Interest expenses..................................      138,657         160,658
     Amortization of deferred charges...................        2,861          33,891
     Foreign exchange losses............................       39,792         339,204
     Loss from forward contract.........................           --          94,644
     Other..............................................        9,962          20,639
                                                          -----------     -----------
                                                              191,272         649,036
                                                          -----------     -----------
  Ordinary income (loss)................................       31,832        (291,713)
  Extraordinary gains...................................          447             774
  Extraordinary losses..................................       11,072           1,812
                                                          -----------     -----------
  Net income (loss) before income taxes.................       21,207        (292,751)
  Income taxes..........................................       17,363           7,922
                                                          -----------     -----------
  Net income (loss) after income taxes..................        3,844        (300,673)
  Minority interests in losses (earnings) of
     consolidated subsidiaries, net.....................       (8,569)          1,206
  Amortization of consolidation adjustments, net........       (5,326)         (3,009)
  Equity in earnings (losses) of unconsolidated
     equity-method subsidiaries and investees, net......          666         (46,253)
                                                          -----------     -----------
  Net loss..............................................   W   (9,385)     W (348,729)
                                                          ===========     ===========

                                                             1996             1997
                                                          -----------    --------------
                                                                  (IN MILLIONS)
SUMMARY BALANCE SHEET DATA:
  Cash and bank deposits................................   W  324,139      W  215,024
  Accounts and notes receivable, net....................      170,724         189,522
  Inventories...........................................      214,494         260,302
  Other current assets..................................      145,302         241,965
                                                          -----------     -----------
     Total current assets...............................      854,659         906,813
                                                          -----------     -----------
  Property, plant and equipment, net....................      994,931       2,159,466
  Investments...........................................       83,715         121,880
  Long-term accounts receivable.........................      198,251         203,739
  Long-term loans.......................................          747         258,322
  Other long-term assets................................       92,985         285,810
                                                          -----------     -----------
     Total long-term assets.............................    1,370,629       3,029,217
                                                          -----------     -----------
          Total assets..................................   W2,225,288      W3,936,030
                                                          ===========     ===========
  Short-term borrowings.................................    1,050,405       1,720,916
  Current maturities of long-term debt..................       85,252         120,913
  Other current liabilities.............................      190,989         282,653
                                                          -----------     -----------
     Total current liabilities..........................    1,326,646       2,124,482
                                                          -----------     -----------
  Long-term debt, net of current maturities.............      475,045         736,784
  Long-term capital lease obligations...................      106,068         861,813
  Other long-term liabilities...........................       67,672         111,017
                                                          -----------     -----------
          Total long-term liabilities...................      648,785       1,709,614
                                                          -----------     -----------
          Total liabilities.............................    1,975,431       3,834,096
                                                          -----------     -----------
  Minority interests....................................       21,600          25,160
  Stockholders' equity..................................      228,257          76,774
                                                          -----------     -----------
          Total liabilities and stockholders' equity....   W2,225,288      W3,936,030
                                                          ===========     ===========

     A significant amount of the current and long-term liabilities of ASI are denominated in U.S. dollars and other foreign currencies. At December 31, 1997, the amount of U.S. dollar and other foreign currency denominated short-term borrowings, current maturities of long-term debt, long-term debt (net of current maturities) and long-term capital lease obligations were W1,222 billion, W59 billion, W159 billion and W834 billion, respectively. Due in part to the significant depreciation of the won (for example, from a Market Average Exchange Rate of W884 to $1.00 on December 31, 1996 to W1,415 to $1.00 on December 31, 1997 and W1,324 to $1.00 on August 13, 1998) resulting from the recent economic crisis in Korea, ASI's liabilities in won terms and its leverage calculated in won have significantly increased in 1997. The effect of this depreciation on ASI, however, has been mitigated by the fact that substantial amounts of ASI's revenues are denominated in U.S. dollars. The increase in ASI's liabilities was also attributable in part to additional financing obtained in connection with the constitution of its new wafer foundry. See "-- Risks Associated with New Wafer Fabrication Business" and Note 6 of Notes to Consolidated Financial Statements.

     The recent economic crisis in Korea has also led to sharply higher domestic interest rates in Korea and reduced opportunities for refinancing or refunding maturing debts as financial institutions in Korea, which are experiencing financial difficulties, are increasingly looking to limit their lending, particularly to highly leveraged companies, and to increase their reserves and provisions for non-performing assets. These developments will result in higher interest rates on loans to ASI and have otherwise made it more difficult for ASI to obtain new financing. In addition, ASI has obtained a significant amount of financing through arrangements obtained by AUSA. As an overseas subsidiary of ASI, AUSA was formed with the approval of the Bank of Korea. If the Bank of Korea were to withdraw such approval, or if AUSA otherwise ceased operations for any reason, ASI would be required to meet their financing needs through alternative arrangements. Therefore, there can be no assurance that ASI will be able to refinance its existing loans or obtain new loans, or continue to make required interest and principal payments on such loans or otherwise comply with the terms of its loan agreements. Any inability of ASI to obtain financing or generate cash flow from operations sufficient to fund its capital expenditure, debt service and repayment and other working capital and liquidity requirements could have a material adverse effect on ASI's ability to continue to provide services and otherwise fulfill its obligations to the Company. See " -- Dependence On International Operations and Sales; Concentration of Operations in the Philippines and Korea."

     As of December 31, 1997, ASI and its consolidated subsidiaries were contingently liable under guarantees in respect of debt of ASI's non-consolidated subsidiaries and affiliates in the Anam Group in the aggregate amount of approximately W857 billion. As of such date, ASI had provided guarantees for all of AUSA's debt of $319 million, $176 million of bank loans to one of the Company's subsidiaries and the Company's obligations under a receivables sales arrangement. Prior to the Initial Public Offering, the Company met a significant portion of its financing needs through financing arrangements obtained by AUSA for the benefit of the Company, based on guarantees provided by ASI. The Company currently does not depend on such financing arrangements. In addition, if any relevant subsidiaries or affiliates of ASI, certain of which may have greater exposure to domestic Korean economic conditions than ASI, were to fail to make interest or principal payments or otherwise default under their debt obligations guaranteed by ASI, ASI could be required under its guarantees to repay such debt, which event could have a material adverse effect on its financial condition and results of operations.

     Historically, ASI has undertaken capacity expansion programs and other capital expenditures primarily on the basis of forecasts of the Company and business plans prepared jointly with the Company. The Supply Agreements generally provide for continued capital investment by ASI based on the Company's forecasts and operational plans prepared jointly by the Company and ASI reflecting such forecasts. However, as a result of the recent deterioration of the Korean economy, there can be no assurance that ASI will be able to fund future capacity expansions and other capital investments required to supply the Company with necessary packaging and test services and wafer output on a timely and cost-efficient basis.

     The Company and ASI have historically cooperated on the development of new package designs and packaging and testing processes and technologies. The Supply Agreements generally provide for continued cooperation between the Company and ASI in research and development, as well as the cross-licensing of intellectual property rights between the Company and ASI. If the Company's relationship with ASI were terminated for any reason, the Company's research and development capabilities and intellectual property position could be materially and adversely affected.

     The Company will continue to be controlled to a significant degree by James Kim and members of his family for the foreseeable future, and Mr. Kim and other members of his family will continue to exercise significant influence over the management of ASI and its affiliates. In addition, the Company and ASI will continue to have certain contractual and other business relationships, including under the Supply Agreements, and may engage in transactions from time to time that are material to the Company. For example, on July 21, 1998 the Company entered into a prepayment agreement with ASI relating to assembly and test services. In accordance with the agreement, the Company made a $50 million non-interest bearing advance to ASI, representing approximately one month's charges for assembly and test services. The Company will offset this advance against billings by ASI for assembly and test services provided in the fourth quarter of 1998. Additionally, in connection with its wafer foundry agreement with TI, the Company and TI agreed to revise certain payment and other terms contained in the Master Purchase Agreement. As part of this revision, TI agreed to advance ATI $20 million in June 1998 as a prepayment of wafer foundry services to be provided in the fourth quarter of 1998. The Company in turn advanced these funds to ASI as a prepayment for foundry service charges. The Company will offset the advance to ASI against billings by ASI in the fourth quarter of 1998. Although any such material agreements and transactions would require approval of the Company's Board of Directors, such transactions generally will not require any additional approval by a separate committee comprised of the disinterested members of the Board of Directors and conflicts of interest may arise in certain circumstances. There can be no assurance that such conflicts will not from time to time be resolved against the interests of the Company. The Company currently has six directors, four of whom are disinterested. Under Delaware corporate law, each director owes a duty of loyalty and care to the Company, which if breached can result in personal liability for the directors. In addition, the Company may agree to certain changes in its contractual and other business relationships with ASI, including pricing, manufacturing allocation, capacity utilization and capacity expansion, among others, which in the judgment of the Company's management will result in reduced short-term profitability for the Company in favor of potential long-term benefits to the Company and ASI. There can be no assurance that the Company's business, financial condition or results of operations will not be adversely affected by any such decision.

                                USE OF PROCEEDS

     This Prospectus relates to the shares of Common Stock which Salomon Smith Barney may, subject to certain limitations, from time to time, borrow from Mr. and Mrs. Kim to settle short sales of Common Stock (or to return Common Stock previously borrowed by Salomon Smith Barney to settle such short sales) entered into by Salomon Smith Barney to hedge any long position in the Convertible Notes resulting from its market-making activities. See "Plan of Distribution." The Company will not receive any proceeds from the sale of the Common Stock to which this Prospectus relates.

                                DIVIDEND POLICY

     The Company currently anticipates that all future earnings will be retained for use in the Company's business and that the Company will not pay any cash dividends on its Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions. As an S Corporation, AEI made substantial cash distributions to its stockholders to pay income taxes on their allocable portions of AEI's net income. See "Reorganization."

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1998 the capitalization of the Company derived from its unaudited Consolidated Financial Statements. The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and should be read in conjunction with such Consolidated Financial Statements and the Notes thereto.

                                                                JUNE 30, 1998
                                                                   --------
                                                                (UNAUDITED)
Short term borrowings and current portion of long-term
  debt......................................................       $ 32,973
Long-term debt:
  5 3/4% Convertible Subordinated Notes due 2003............        207,000
  Other long-term debt......................................         18,120
                                                                   --------
     Total long-term debt...................................        225,120
                                                                   --------
Stockholders' equity:
  Common Stock, $.001 par value; 500,000,000 shares
     authorized; 117,860,000 shares issued and
     outstanding(2).........................................            118
  Additional paid-in capital................................        381,487
  Retained earnings.........................................         63,881
                                                                   --------
     Total stockholders' equity.............................        445,486
                                                                   --------
          Total capitalization..............................       $670,606
                                                                   ========

---------------
(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(2) Excludes 3,168,500 shares of Common Stock issuable upon exercise of options granted immediately prior to the Initial Public Offering under the Company's 1998 Stock Plan, 1998 Stock Option Plan for French Employees and 1998 Director Option Plan. Also excludes an aggregate of 15,333,333 shares reserved for issuance upon conversion of the Convertible Notes and an additional 3,381,500 shares reserved for issuance under the Company's 1998 Stock Plan, 1998 Stock Option Plan for French Employees, 1998 Director Option Plan and 1998 Employee Stock Purchase Plan. See "Management" and "Description of Capital Stock" and Note 1 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1997 and for the three months and six months ended June 30, 1997 and 1998 are derived from the financial statements of Amkor. The consolidated financial statements as of December 31, 1995, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, and their report thereon, together with such consolidated financial statements, are included elsewhere in this Prospectus. The selected consolidated financial data presented below as of and for the year ended December 31, 1994 are derived from audited financial statements which are not presented herein. The selected consolidated financial data presented below as of and for the year ended December 31, 1993 and for the three months and six months ended June 30, 1997 and 1998 are derived from unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for such periods and financial condition at such dates. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

                                                     YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------
                                    1993         1994        1995         1996          1997
                                 -----------   ---------   ---------   -----------   -----------
                                 (UNAUDITED)
                                         (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
INCOME STATEMENT DATA:
  Net revenues.................   $ 442,101    $ 572,918   $ 932,382   $ 1,171,001   $ 1,455,761
  Cost of revenues.............     371,323      514,648     783,335     1,022,078     1,242,669
                                  ---------    ---------   ---------   -----------   -----------
        Gross profit...........      70,778       58,270     149,047       148,923       213,092
                                  ---------    ---------   ---------   -----------   -----------
  Operating expenses:
    Selling, general and
      administrative...........      42,649       41,337      55,459        66,625       103,726
    Research and development...       1,755        3,090       8,733        10,930         8,525
                                  ---------    ---------   ---------   -----------   -----------
        Total operating
          expenses.............      44,404       44,427      64,192        77,555       112,251
                                  ---------    ---------   ---------   -----------   -----------
  Operating income.............      26,374       13,843      84,855        71,368       100,841
                                  ---------    ---------   ---------   -----------   -----------
  Other (income) expense:
    Interest expense, net......       5,116        5,752       9,797        22,245        32,241
    Foreign currency (gain)
      loss.....................       2,809       (4,865)      1,512         2,961          (835)
    Other (income) expense,
      net......................      (1,725)        (877)      6,523         3,150         8,429
                                  ---------    ---------   ---------   -----------   -----------
        Total other expense....       6,200           10      17,832        28,356        39,835
                                  ---------    ---------   ---------   -----------   -----------
  Income before income taxes,
    equity in income (loss) of
    ASI and minority
    interest...................      20,174       13,833      67,023        43,012        61,006
  Provision for income taxes...       2,445        2,977       6,384         7,876         7,078
  Equity in income (loss) of
    ASI........................       1,776        1,762       2,808        (1,266)      (17,291)
  Minority interest............       2,269        1,044       1,515           948        (6,644)
                                  ---------    ---------   ---------   -----------   -----------
  Net income...................   $  17,236    $  11,574   $  61,932   $    32,922   $    43,281
                                  =========    =========   =========   ===========   ===========
PRO FORMA DATA (UNAUDITED):
  Historical income before
    income taxes, equity in
    income (loss) of ASI and
    minority interest..........   $  20,174    $  13,833   $  67,023   $    43,012   $    61,006
  Pro forma provision for
    income taxes(1)............       5,345        3,177      16,784        10,776        10,691
                                  ---------    ---------   ---------   -----------   -----------
  Pro forma income before
    equity in income (loss) of
    ASI and minority
    interest(1)................      14,829       10,656      50,239        32,236        50,315
  Historical equity in income
    (loss) of ASI..............       1,776        1,762       2,808        (1,266)      (17,291)
  Historical minority
    interest...................       2,269        1,044       1,515           948        (6,644)
                                  ---------    ---------   ---------   -----------   -----------
  Pro forma net income (1).....   $  14,336    $  11,374   $  51,532   $    30,022   $    39,668
                                  =========    =========   =========   ===========   ===========
  Basic pro forma net income
    per common share(1)........   $     .17    $     .14   $     .62   $       .36   $       .48
                                  =========    =========   =========   ===========   ===========
  Diluted pro forma net income
    per common share(1)........   $     .17    $     .14   $     .62   $       .36   $       .48
                                  =========    =========   =========   ===========   ===========
  Shares used in computing
    basic pro forma net income
    per common share...........      82,610       82,610      82,610        82,610        82,610
                                  =========    =========   =========   ===========   ===========
  Shares used in computing
    diluted pro forma net
    income per common share....      82,610       82,610      82,610        82,610        82,610
                                  =========    =========   =========   ===========   ===========

                                      THREE MONTHS            SIX MONTHS
                                     ENDED JUNE 30,         ENDED JUNE 30,
                                 ----------------------   -------------------
                                    1997         1998       1997       1998
                                 -----------   --------   --------   --------
                                      (UNAUDITED)             (UNAUDITED)
                                 (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
INCOME STATEMENT DATA:
  Net revenues.................   $350,471     $384,724   $663,490   $756,457
  Cost of revenues.............    299,093      317,106    586,542    627,162
                                  --------     --------   --------   --------
        Gross profit...........     51,378       67,618     76,948    129,295
                                  --------     --------   --------   --------
  Operating expenses:
    Selling, general and
      administrative...........     26,657       28,939     47,265     57,654
    Research and development...      2,030        1,938      3,515      3,995
                                  --------     --------   --------   --------
        Total operating
          expenses.............     28,687       30,877     50,780     61,649
                                  --------     --------   --------   --------
  Operating income.............     22,691       36,741     26,168     67,646
                                  --------     --------   --------   --------
  Other (income) expense:
    Interest expense, net......      8,306        4,875     16,355     14,397
    Foreign currency (gain)
      loss.....................      1,590          956        100      3,703
    Other (income) expense,
      net......................       (319)       1,808      1,287      5,897
                                  --------     --------   --------   --------
        Total other expense....      9,577        7,639     17,742     23,997
                                  --------     --------   --------   --------
  Income before income taxes,
    equity in income (loss) of
    ASI and minority
    interest...................     13,114       29,102      8,426     43,649
  Provision for income taxes...      4,186        8,437      2,689     13,487
  Equity in income (loss) of
    ASI........................         --           --         --         --
  Minority interest............        221         (126)     1,859        559
                                  --------     --------   --------   --------
  Net income...................   $  8,707     $ 20,791   $  3,878   $ 29,603
                                  ========     ========   ========   ========
PRO FORMA DATA (UNAUDITED):
  Historical income before
    income taxes, equity in
    income (loss) of ASI and
    minority interest..........   $ 13,114     $ 29,102   $  8,426   $ 43,649
  Pro forma provision for
    income taxes(1)............      5,327        8,437      5,389     12,659
                                  --------     --------   --------   --------
  Pro forma income before
    equity in income (loss) of
    ASI and minority
    interest(1)................      7,787       20,665      3,037     30,990
  Historical equity in income
    (loss) of ASI..............         --           --         --         --
  Historical minority
    interest...................        221         (126)     1,859        559
                                  --------     --------   --------   --------
  Pro forma net income (1).....   $  7,566     $ 20,791   $  1,178   $ 30,431
                                  ========     ========   ========   ========
  Basic pro forma net income
    per common share(1)........   $    .09     $    .20   $    .01   $    .32
                                  ========     ========   ========   ========
  Diluted pro forma net income
    per common share(1)........   $    .09     $    .19   $    .01   $    .32
                                  ========     ========   ========   ========
  Shares used in computing
    basic pro forma net income
    per common share...........     82,610      106,035     82,610     94,323
                                  ========     ========   ========   ========
  Shares used in computing
    diluted pro forma net
    income per common share....     82,610      116,427     82,610     99,519
                                  ========     ========   ========   ========

---------------
(1) Prior to the Reorganization, AEI, a predecessor of the Company, elected to be taxed as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. Accordingly, AEI did not recognize any provision for federal income tax expense during the periods presented. The pro forma provision for income taxes reflects the additional U.S. federal income taxes which would have been recorded if AEI had not been an S Corporation during these periods. See "Reorganization" and Note 1 of Notes to Consolidated Financial Statements.

                                                                      DECEMBER 31,
                                                 -------------------------------------------------------    JUNE 30,
                                                    1993         1994       1995       1996       1997        1998
                                                 -----------   --------   --------   --------   --------    --------
                                                 (UNAUDITED)                                               (UNAUDITED)
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................   $  8,929     $114,930   $ 91,151   $ 49,664   $ 90,917    $170,461
Working capital (deficit)......................    (13,073)     134,798    111,192     36,785    (38,219)    168,428
Total assets...................................    191,754      426,522    626,379    804,864    855,592     947,419
Short-term borrowings and current portion of
  long-term debt...............................     76,051       52,526     85,120    191,813    167,317      32,973
5 3/4% Convertible Subordinated Notes due
  2003.........................................         --           --         --         --         --     207,000
Due to AUSA (non-current)......................     18,823      211,693    219,037    234,894    149,776          --
Other long-term debt...........................     29,917       62,215    107,385    167,444    196,934      18,120
Stockholders' equity...........................      8,070        9,617     45,289     45,812     90,875     445,486

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the anticipated growth in the market for the Company's products, the Company's anticipated capital expenditures and financing needs, the Company's expected capacity utilization rates, the belief of the Company as to its future operating performance and other statements that are not historical facts. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following discussion as well as in "Risk Factors" and "Business." The following discussion provides information and analysis of the Company's results of operations from 1995 through 1997 and the three months and the six months ended June 30, 1997 and 1998 and its liquidity and capital resources and should be read in conjunction with the Consolidated Financial Statements and Notes thereto and the selected consolidated financial data included elsewhere in this Prospectus. The operating results for interim periods are not necessarily indicative of results for any subsequent period.

OVERVIEW

     Background. The Company is the world's largest independent provider of semiconductor packaging and test services. The Company believes that it is also one of the leading developers of advanced semiconductor packaging and test technology in the industry. The Company offers a complete and integrated set of packaging and test services including IC package design, leadframe and substrate design, IC package assembly, final testing, burn-in, reliability testing, and thermal and electrical characterization. The Company recently began offering wafer fabrication services. The Company provides packaging and test services through its three factories in the Philippines (P1, P2 and P3) as well as the four factories of ASI in Korea, and wafer fabrication services through ASI's new wafer foundry, pursuant to the Supply Agreements between the Company and ASI. As of December 31, 1997, the Company had in excess of 150 customers, including many of the largest semiconductor companies in the world.

     The Company was formed in September 1997 to consolidate the operations of the Amkor Companies, including AEI which was incorporated in 1970. These companies were under common management and in the same business prior to the Company's formation. As a result of the Reorganization, the financial statements included in this Prospectus are presented on a consolidated basis. See "Reorganization" and "Certain Transactions" and Note 1 of Notes to Consolidated Financial Statements. Prior to the Reorganization, AEI elected to be taxed as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. Accordingly, AEI did not recognize any provision for federal income tax expense during the periods presented in the Consolidated Financial Statements. The Consolidated Financial Statements include a pro forma provision for income taxes which reflects the U.S. federal income taxes which would have been recorded by the Company if AEI had not been an S Corporation during these periods. See Notes 1 and 10 of Notes to Consolidated Financial Statements.

     General. From 1995 to 1997, the Company's revenues increased from approximately $932.4 million to $1.456 billion. This increase occurred primarily as a result of increases in unit volumes, together with the shift in the Company's product mix from traditional leadframe products to advanced leadframe and laminate products, which were offset in part by decreasing average selling prices. See "Business -- Products." In order to meet customer demand, the Company has invested significant resources to expand its capacity in the Philippines. In 1996 and the first six months of 1997, the Company incurred and expensed $15.5 million and $16.6 million, respectively, of pre-operating and start-up costs and initial operating losses in connection with its newest factory, P3, in the Philippines. This facility operated at substantially less than full capacity during these periods while customers were completing qualification procedures for BGA packages to be produced at the facility. The Company significantly increased utilization of P3 during the last six months of 1997. During the first six months of 1998, continued growth in the Company's laminate product business has allowed it to increase the utilization of its P3 factory to the point where it is now contributing positive gross margins. See "Risk Factors -- Expansion of Manufacturing Capacity; Profitability Affected by Capacity Utilization Rates" and "Business -- Facilities and Manufacturing."

     The Company's results of operations are generally affected by the capital-intensive nature of its business. In 1995, 1996, 1997 and the six months ended June 30, 1998, the Company invested $123.6 million, $185.1 million, $179.0 million and $51.9 million, respectively, in property, plant and equipment. Increases or decreases in capacity utilization rates can have a significant effect on gross margins since the unit cost of packaging and test services generally decrease as fixed charges, such as depreciation expense for the equipment, are allocated over a larger number of units produced. The Company plans to invest an additional approximately $88.1 million in plant, property and equipment during the balance of 1998. In addition, the Company's gross margin is significantly affected by fluctuations in service charges paid to ASI pursuant to the Supply Agreements. Pricing arrangements relating to packaging and test services provided by ASI to the Company are subject to quarterly review and adjustment, and pricing arrangements relating to wafer fabrication services provided by ASI are subject to annual review and adjustment, in each case on the basis of factors such as changes in the semiconductor market, forecasted demand, product mix and capacity utilization and fluctuations in exchange rates, as well as the mutual long-term strategic interest of the Company and ASI. The Company's results of operations are also affected by declines over time in the average selling prices for particular products. At times in the past the Company has been able to offset, at least in part, the effect of such decline on its margins by successfully developing and marketing new products with higher margins, such as advanced leadframe and laminate products, and by taking advantage of economies of scale and higher productivity resulting from volume production. During 1998 the general slowdown in the semiconductor industry has resulted in strong pricing pressures which have resulted in decreased average selling prices ("ASPs") on many of the Company's products. However, due to the shift in the Company's product mix toward the higher-priced laminate products, ASPs for the Company overall, increased in the first six months of 1998 compared with the same period in 1997. However, there can be no assurance that the Company will be successful at offsetting any such declines in the future. See "Risk
Factors -- Expansion of Manufacturing Capacity; Profitability Affected by Capacity Utilization Rates" and "-- Competition."

     Due to the concentration of market share in the semiconductor industry, the Company has been largely dependent upon a small group of customers for a substantial portion of its business. In 1995, 1996, 1997 and the six months ended June 30, 1998, 34.1%, 39.2%, 40.1%, and 34.7%, respectively, of the
Company's net revenues were derived from sales to the Company's top five customers, with 13.3%, 23.5%, 23.4% and 19.4%, respectively, derived from sales to Intel. See "Risk Factors -- Customer Concentration; Absence of Backlog."

     Relationship with ASI. In 1996, 1997 and the six months ended June 30, 1998, approximately 72%, 68% and 67%, respectively, of the Company's revenues were derived from sales of services performed for the Company by ASI. In addition, substantially all of the revenues of ASI in 1996, 1997 and the six months ended June 30, 1998 were derived from services sold by the Company. Historically, ASI has directly sold packaging and test services in Japan and Korea. The Company assumed substantially all of the marketing rights for services in Japan in January 1998. Also, the Company recently began offering wafer fabrication services through ASI's new deep submicron CMOS foundry which is capable of producing up to 15,000 8" wafers per month. See "Risk
Factors -- Risks Associated with New Wafer Fabrication Business." The Company expects the proportion of its net revenues derived from sales of services performed for the Company by ASI and the percentage of ASI's revenues from services sold by the Company to increase as the Company begins selling the wafer fabrication output of ASI's new wafer foundry. The Company has a first right to substantially all of the packaging and test service capacity of ASI and the exclusive right to all of the wafer output of ASI's new wafer foundry.

     The Supply Agreements between the Company and ASI generally provide, among other things, for periodic price reviews and adjustments and coordination of research and development efforts regarding package design and packaging and testing processes and technologies. The Supply Agreements have a five year initial term and thereafter may be terminated upon five years' notice. There can be no assurance that ASI will not terminate either Supply Agreement upon the expiration of such initial term, or that if it does terminate a Supply Agreement, that the Company will be able to enter into a new agreement with ASI on terms favorable to the Company or at all. See "Relationship with ASI."

     The Company expects that the businesses of the Company and ASI will continue to remain highly interdependent by virtue of their supply relationship, overlaps and family ties between their respective shareholders and management, financial relationships, coordination of product and operation plans, joint research and development activities and shared intellectual property rights. As a result, the Company's business, financial condition and operating results will continue to be significantly dependent on ASI, including without limitation ASI's ability to effectively provide the contracted services on a cost-efficient and timely basis as well as ASI's financial condition and results of operations. The Company will continue to be controlled to a significant degree by James Kim and members of his family, and Mr. Kim and other members of his family will also continue to exercise significant influence over the management of ASI and its affiliates. In addition, the Company and ASI will continue to have certain contractual and other business relationships and may engage in transactions from time to time that are material to the Company. Although any such material agreements and transactions would require approval of the Company's Board of Directors, such transactions will generally not require any additional approval by a separate committee comprised of the disinterested members of the Board of Directors and conflicts of interest may arise in certain circumstances. There can be no assurance that such conflicts will not from time to time be resolved against the interests of the Company. The Company currently has six directors, four of whom are disinterested. Under Delaware corporate law, each director owes a duty of loyalty and care to the Company, which if breached can result in personal liability for the directors. In addition, the Company may agree to certain changes in its contractual and other business relationships with ASI, including pricing, manufacturing allocation, capacity utilization and capacity expansion, among others, which in the judgment of the Company's management will result in reduced short-term profitability for the Company in favor of potential long-term benefits to the Company and ASI. There can be no assurance that the Company's business, financial condition or results of operations will not be adversely affected by any such decision. See "-- Liquidity and Capital Resources" and "Risk Factors -- Dependence on Relationship with ASI; Potential Conflicts of Interest."

RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                     THREE MONTHS     SIX MONTHS
                                                         ENDED           ENDED
                          YEAR ENDED DECEMBER 31,      JUNE 30,        JUNE 30,
                          ------------------------   -------------   -------------
                           1995     1996     1997    1997    1998    1997    1998
                          ------   ------   ------   -----   -----   -----   -----
                                                      (UNAUDITED)     (UNAUDITED)
Net revenues............  100.0%   100.0%   100.0%   100.0%  100.0%  100.0%  100.0%
Cost of revenues........   84.0     87.3     85.4     85.3    82.4    88.4    82.9
                          -----    -----    -----    -----   -----   -----   -----
  Gross profit..........   16.0     12.7     14.6     14.7    17.6    11.6    17.1
Operating expenses:
  Selling, general and
     administrative.....    6.0      5.7      7.1      7.6     7.5     7.1     7.7
  Research and
     development........    0.9      0.9      0.6      0.6     0.5     0.5     0.5
                          -----    -----    -----    -----   -----   -----   -----
     Total operating
       expenses.........    6.9      6.6      7.7      8.2     8.0     7.6     8.2
                          -----    -----    -----    -----   -----   -----   -----
Operating income........    9.1      6.1      6.9      6.5     9.6     4.0     8.9
                          -----    -----    -----    -----   -----   -----   -----
Other (income) expense:
  Interest expense,
     net................    1.0      1.9      2.2      2.4     1.3     2.5     1.9
  Foreign currency
     (gain) loss........    0.2      0.2     (0.1)     0.5     0.2     0.0     0.5
  Other expense, net....    0.7      0.3      0.6     (0.1)    0.5     0.2     0.8
                          -----    -----    -----    -----   -----   -----   -----
     Total other
       expense..........    1.9      2.4      2.7      2.8     2.0     2.7     3.2
                          -----    -----    -----    -----   -----   -----   -----
Income before income
  taxes, equity in
  income (loss) of ASI
  and minority
  interest..............    7.2      3.7      4.2      3.7     7.6     1.3     5.7
Provision for income
  taxes.................    0.7      0.7      0.5      1.2     2.2     0.4     1.8
Equity in income (loss)
  of ASI................    0.3     (0.1)    (1.2)      --      --      --      --
Minority interest.......    0.2      0.1     (0.5)      --      --     0.3      --
                          -----    -----    -----    -----   -----   -----   -----
Net income..............    6.6      2.8      3.0      2.5     5.4     0.6     3.9
Pro forma adjustment for
  income taxes..........    1.1      0.2      0.3      0.3      --     0.4    (0.1)
                          -----    -----    -----    -----   -----   -----   -----
Pro forma net income....    5.5%     2.6%     2.7%     2.2%    5.4%    0.2%    4.0%
                          =====    =====    =====    =====   =====   =====   =====

     THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THREE MONTHS ENDED JUNE 30,
1997

     Net Revenues. The Company's net revenues consist of fees for the packaging and testing of ICs which are consigned by customers to the Company's or ASI's factories as well as fees for wafer fabrication services provided by ASI's new wafer foundry. The Company's net revenues increased 9.8% to $384.7 million for the three months ended June 30, 1998, compared to $350.5 million for the same period in 1997. The growth in revenues was attributable to a significant change in the proportion of the Company's revenues derived from traditional leadframe products versus laminate products and advanced leadframe products as well as revenue from Japanese customers resulting from the assumption of marketing rights in Japan from ASI in January 1998. During the second quarter of 1998, advanced and laminate products represented 54% of total net revenue compared to 36% during the same period in 1997. Because the Company's laminate and advanced leadframe products tend to have higher average selling prices than traditional leadframe products, this change in the mix of products sold during the second quarter of 1998 helped to offset generally declining average selling prices for the Company's products on an overall basis. Revenues from the Company's wafer fabrication services accounted for approximately 3% of total revenues during the second quarter of 1998.

     Gross Profit. Gross profit increased to $67.6 million, or 17.6% of net revenues, for the three months ended June 30, 1998 from $51.4 million, or 14.7% of net revenues, for the three months ended June 30, 1997 due primarily to improved gross profit at the Company's newest factory, P3, compared with negative gross profit for this factory in the three months ended June 30, 1997 while P3 was in its start-up phase. The devaluation of the Philippine peso resulted in a reduction in the Company's peso denominated costs of its Philippine factory operations, resulting in lower costs and improved gross margins. The new supply agreement with ASI with respect to packaging and test services, which went into effect on January 1, 1998, also provided the Company with improved gross margins on products purchased from ASI during the three months ended June 30, 1998 compared with the three months ended June 30, 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $28.9 million, or 7.5% of net revenues, during the three months ended June 30, 1998, compared to $26.7 million, or 7.6% of net revenues, during the three months ended June 30, 1997, primarily as a result of growth in the number of employees in the Company's marketing and sales support groups of approximately 21% during 1997. Such growth has resulted in an overall increase in personnel-related costs including salaries, benefits and payroll taxes. The Company also incurred higher costs for office rental, depreciation and other occupancy-related expenses in the three months ended June 30, 1998 as compared to the same period in 1997. This level of growth has not continued during 1998.

     Research and Development Expenses. Research and development expenses were $1.9 million or 0.5% of net revenues during the three months ended June 30, 1998, compared to $2.0 million or 0.5% of net revenues for the same period in 1997.

     Other (Income) Expense. Other expense decreased during the three months ended June 30, 1998 to $7.6 million from $9.6 million for the same period in 1997. The decrease of $2.0 million was primarily attributable to a $3.4 million reduction in interest expense and a $0.6 million decrease in foreign exchange losses which was offset by a $2.1 million increase in other expenses, net. Interest expense, net for the second quarter of 1998 decreased $3.4 million compared to the corresponding period in 1997 due to reduced debt balances following application of the proceeds of the Initial Public Offering. Other expense, net increased by $2.1 million in the second quarter of 1998 compared to the second quarter of 1997 primarily due to financing costs associated with the accounts receivable sale agreement entered into by the Company in July, 1997.

     Income Taxes. The Company's effective tax rate (after giving effect to the pro forma adjustment for income taxes) for the six months ended June 30, 1998 was 29% as compared to 40.6% for the same period in 1997. The higher effective tax rate in 1997 was attributable to losses at the Company's subsidiary which owns P3. The Company's subsidiary that owns P3 operates under a tax holiday from Philippine income taxes until the end of 2002. Accordingly, the company derived no tax benefits as a result of these losses. To the extent P3 is profitable, the Company's effective tax rate related to its Philippine operations during the tax holiday will be less than the Philippine statutory rate of 35%.

     Minority Interest. Minority interest represents ASI's ownership interest in the consolidated net income of Amkor/Anam Pilipinas, Inc. ("AAP"). Accordingly, the Company recorded a minority interest expense in its consolidated financial statements relating to the minority interest in the net income of AAP. In the second quarter of 1998, the Company purchased ASI's 40% interest in AAP and, as a result, the Company now owns substantially all of the common stock of AAP. The acquisition of the minority interest resulted in the elimination of the minority interest liability and in additional goodwill amortization of approximately $2.5 million per year.

     SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     Net Revenues. The Company's net revenues increased 14.0% to $756.5 million for the six months ended June 30, 1998, compared to $663.5 million for the same period in 1997. The growth in revenues was attributable to a significant growth in unit volumes of semiconductors packaged and tested by the Company as well as revenue from Japanese customers resulting from the assumption of marketing rights in Japan from ASI in January 1998. The proportion of the Company's revenues derived from traditional leadframe products declined in the first half of 1998 as compared to the corresponding period in 1997 while revenues from laminate products and advanced leadframe products increased during this period. Because the Company's advanced leadframe and laminate products tend to have higher average selling prices than traditional leadframe products, this change in the mix of products sold during the first six months of 1998 helped to offset generally declining average selling prices for the Company's products on an overall basis. Revenues from the Company's wafer fabrication services accounted for approximately 2% of total revenues during the first six months of 1998.

     Gross Profit. Gross profit increased to $129.3 million, or 17.1% of net revenues, for the six months ended June 30, 1998 from $76.9 million, or 11.6% of net revenues, in the six months ended June 30, 1997 due primarily to improved gross profit at the Company's newest factory, P3, compared with negative gross profit for this factory in the six months ended June 30, 1997 while P3 was in its start-up phase. In addition, increased unit volumes during the six months ended June 30, 1998 allowed the Company to improve capacity utilization which in turn resulted in improved gross margins. The devaluation of the Philippine peso resulted in a reduction in the Company's peso denominated costs of its Philippine factory operations, resulting in lower costs and improved gross margins. The new Supply Agreement with ASI with respect to packaging and test services, which went into effect on January 1, 1998, also provided the Company with improved gross margins on products purchased from ASI during the six months ended June 30, 1998 compared with the six months ended June 30, 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $57.7 million, or 7.7% of net revenues, during the six months ended June 30, 1998, compared to $47.3 million or 7.1% of revenues during the six months ended June 30, 1997, as a result of growth in the number of employees in the Company's marketing and sales support groups of approximately 21% during 1997. Such growth has resulted in an overall increase in personnel-related costs including salaries, benefits and payroll taxes. The Company also incurred higher costs for office rental, depreciation and other occupancy-related expenses in the first six months of 1998 as compared to the first six months of 1997. This level of growth has not continued during 1998.

     Research and Development Expenses. Research and development expenses were $4.0 million or 0.5% of net revenues during the six months ended June 30, 1998, compared to $3.5 million or 0.5% of net revenues for the same period in 1997. The increase was primarily due to increased expenditures by the Company resulting from increased headcount and corresponding payroll-related costs.

     Other (Income) Expense. Other expense increased during the six months ended June 30, 1998 to $24.0 million from $17.7 million for the same period in 1997. The increase of $6.3 million was primarily attributable to a $3.7 million increase in foreign exchange losses and a $4.6 million increase in other expenses, net, offset in part by a $2.0 million reduction in interest expense, net. Foreign exchange gains and losses resulted from significant changes in the value of the Philippine peso relative to the U.S. dollar which during the six months ended June 30, 1998 resulted in a $3.7 million dollar foreign exchange loss consisting of realized and unrealized losses. By comparison, changes in the value of the Philippine peso relative to the U.S. dollar resulted in a foreign currency loss of $0.1 million for the six months ended June 30, 1997. Other expense, net increased by $4.6 million for the six months ended June 30, 1998 compared to the same period in 1997 due primarily to financing costs associated with the accounts receivable sale agreement entered into by the Company in July 1997 as well as one-time bank charges incurred during the six months ended June 30, 1998. Interest expense, net for the first half of 1998 decreased $2.0 million compared to the corresponding period in 1997 due to reduced debt balances following application of the proceeds of the Initial Public Offering.

     Income Taxes. The Company's effective tax rate (after giving effect to the pro forma adjustment for income taxes) for the six months ended June 30, 1998 was 29% as compared to 64.0% for the same period in 1997. The high effective tax rate in 1997 was attributable to losses at the Company's subsidiary which owns P3. The Company's subsidiary that owns P3 operates under a tax holiday from Philippine income taxes until the end of 2002. Accordingly, the Company derived no tax benefits as a result of these losses. To the extent P3 is profitable, the Company's effective tax rate related to its Philippine operations during the tax holiday will be less than the Philippine statutory rate of 35%.

     Minority Interest. Minority interest represents ASI's ownership interest in the consolidated net income of AAP. Accordingly, the Company recorded a minority interest expense in its consolidated financial statements relating to the minority interest in the net income of AAP. The Company has purchased ASI's 40% interest in AAP and, as a result, the Company owns all of the common stock of AAP. See "Prospectus Summary -- The Initial Public Offering." The acquisition of the minority interest resulted in the elimination of the minority interest liability and will result in additional amortization of approximately $2.5 million per year.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Revenues. Net revenues for 1997 increased 24.3% to $1,455.8 million from $1,171.0 million for 1996 primarily due to an increase in unit volumes of semiconductors packaged and tested by the Company, offset in part by declines in average selling prices for many of the Company's leadframe products. In addition, the opening of P3, the Company's newest factory, and K4, ASI's newest factory, in September 1996 enabled the Company to begin to expand sales of BGA packages in 1997.

     Gross Profit. Gross profit increased 43.1% to $213.1 million in 1997 from $148.9 million in 1996, resulting in a gross margin of 14.6% for 1997 as compared to 12.7% for 1996. Cost of revenues consists principally of packaging and test service charges from ASI, costs of direct material for both the Philippine factories and ASI and labor and other costs at the Philippine factories. Gross margin increased primarily due to improved operating results at P1 and P2 during the second half of 1997, which more than offset initial operating losses and start-up costs incurred in connection with P3 during the first half of 1997. Product mix changes toward more profitable product lines and decreased labor costs from the devaluation of the Philippine peso were the primary factors resulting in improved margins at the P1 and P2 factories.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 55.7% to $103.7 million, or 7.1% of net revenues, in 1997 from $66.6 million, or 5.7% of net revenues, in 1996 primarily due to increases in personnel in marketing and support to sustain the Company's growth. The number of employees in the Company's marketing and sales support groups increased during 1997 by approximately 21% over 1996. Such increase resulted in an overall increase in personnel-related costs including salaries, benefits and payroll taxes. The Company also incurred increased costs for office rental, depreciation and other occupancy-related expenses. The Company does not expect this level of growth in employees to continue in 1998. In addition to the increased costs from its marketing and sales support groups, the Company incurred approximately $8.0 million and $3.6 million in general and administrative expenses in connection with its P3 operations and wafer fabrication services group, respectively, during 1997. No similar costs were incurred in 1996 as these groups represented start-up operations in 1997.

     Research and Development Expenses. Research and development expenses decreased 22.0% to $8.5 million, or 0.6% of net revenues, in 1997, from $10.9 million, or 0.9% of net revenues, in 1996. The decrease in research and development costs principally reflected the termination in late 1996 of the Company's efforts to develop its own laminate substrate manufacturing capability.

     Other (Income) Expense. Other expense increased 40.5% to $39.8 million in 1997 from $28.4 million in 1996 primarily as a result of increased interest expense and increased other expenses. Interest expense for 1997 increased to $38.6 million from $27.7 million in 1996 as the Company significantly increased its borrowing to finance capacity expansion. See "-- Liquidity and Capital Resources." Interest expense in each of the periods was offset in part by interest income of $6.4 million and $5.5 million, respectively. Other expenses increased primarily due to $2.4 million in costs relating to the Company's trade receivables securitization transactions. See "-- Liquidity and Capital Resources" and Note 3 of Notes to Consolidated Financial Statements.

     Income Taxes. The Company's effective tax rate (after giving effect to the pro forma adjustment for income taxes) for 1997 was 18% as compared to 25% for 1996. The decrease in the Company's effective tax rate in 1997 compared to 1996 was primarily attributable to income not taxed due to the tax holiday available to the Company's subsidiary which owns P3 and the foreign exchange effects described below. The Company recognized deferred tax benefits for unrealized foreign exchange losses in 1997 which are recognized in the Philippines for tax reporting purposes and relate to unrecognized net foreign exchange losses on U.S. dollar denominated monetary assets and liabilities. See Note 10 of Notes to Consolidated Financial Statements. These losses are not recognized for financial reporting purposes as the U.S. dollar is the functional currency. These losses will be realized for Philippine tax reporting purposes upon settlement of the related asset or liability. The benefit derived from unrealized foreign exchange losses was partially offset by an increase in the valuation allowance as the Company concluded that it was more likely than not that their tax benefits could be realized in the Philippines within the three year loss carryforward period. The Company has structured its global operations to take advantage of lower tax rates in certain countries and tax incentives extended to encourage investment. The recorded provisions for income taxes are subject to changes upon examination of the Company's tax returns by tax authorities in the United States, the Philippines and elsewhere. Changes in the mix of income from the Company's foreign subsidiaries, expiration of tax holidays and changes in tax laws and regulations could result in increased effective tax rates for the Company.

     Equity in Income (Loss) of ASI. In 1997, the Company recognized a loss of $17.3 million resulting principally from the impairment of value in its investment in ASI. In February 1998, the Company disposed of its investment in ASI's common stock. See "Certain Transactions" and Note 6 of Notes to Consolidated Financial Statements.

     Minority Interest. Minority interest represents ASI's ownership interest in the consolidated net income of AAP. During 1997, as a result of a settlement of an intercompany loan, which otherwise had no effect on the combined pretax income of the Company, AAP reported a net loss as a separate entity. Accordingly, the Company recorded a minority interest benefit in its consolidated financial statements relating to the minority interest in the net loss.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Revenues. Net revenues in 1996 increased 25.6% to $1.17 billion from $932.4 million in 1995. The increase was primarily due to an increase in units sold together with an increase in sales of newer products, such as advanced leadframe and laminate packages. This increase in sales of newer products offset declines in average selling prices for many of the Company's other products.

     Gross Profit. Gross profit in 1996 and 1995 was approximately $149 million representing a decrease in gross margin to 12.7% in 1996 from 16.0% in 1995. The decrease in gross margin was primarily attributable to increases in cost of revenues due to $15.5 million in pre-operating and start-up costs associated with P3, as well as increased packaging and test service charges paid to ASI.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 20.1% to $66.6 million, or 5.7% of net revenues, in 1996 from $55.5 million, or 6.0% of net revenues, in 1995 as a result of the addition of personnel and infrastructure to service increases in customer demand. In addition, the Company continued its investments in new information systems in order to enhance operating efficiencies and improve customer service and support.

     Research and Development Expenses. Research and development expenses increased 25.2% to $10.9 million, or 0.9% of net revenues, in 1996 from $8.7 million, or 0.9% of net revenues, in 1995 as a result of increased staffing and funding for the Company's efforts to develop laminate substrate manufacturing capabilities, prior to termination of such efforts in late 1996.

     Other (Income) Expense. Other expense increased 59.0% to $28.4 million in 1996 from $17.8 million in 1995 primarily as a result of increases in interest expense, net, offset in part by a decrease in other expense, net. Interest expense, net in 1996 increased to $22.2 million from $9.8 million in 1995 as the Company significantly increased its borrowing to finance capacity expansion. See "-- Liquidity and Capital Resources." As a result of this increase in debt, the Company's interest expense increased to $27.7 million in 1996 from $17.3 million in 1995.

     Income Taxes. The Company's effective tax rate (after giving effect to the pro forma provision for income taxes) for 1996 and 1995 was 25%. These rates were different from the United States statutory rate primarily due to the impact of lower tax rates, including tax holidays, in certain of the countries in which the Company's subsidiaries are located. See Note 10 of Notes to Consolidated Financial Statements.

QUARTERLY RESULTS

     The following table sets forth certain unaudited consolidated financial information, including as a percentage of net revenues, for the eight fiscal quarters ended June 30, 1998. The Company disposed of its investment in ASI common stock in February 1998. Also, the Company has purchased ASI's 40% interest in AAP. After the disposition of the Company's interest in ASI there was no other equity in income (loss) of ASI. Following the Company's acquisition of ASI's interest in AAP, there was no minority interest related to AAP. Consequently, this information is not presented below. The amounts of equity in income (loss) of ASI and minority interest have historically varied significantly by quarter depending on the income (loss) of ASI and AAP. See "Reorganization" and Note 6 of Notes to Consolidated Financial Statements. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein. The Company's results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future period. In addition, in light of the Company's recent growth, the Company believes that period-to-period comparisons should not be relied upon as an indication of future performance.

                                                                     QUARTER ENDED
                                ----------------------------------------------------------------------------------------
                                MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                  1996        1996       1996        1996       1997       1997       1997        1997
                                ---------   --------   ---------   --------   --------   --------   ---------   --------
                                                                     (IN THOUSANDS)
Net revenues..................  $270,327    $272,262   $285,784    $342,628   $313,019   $350,471   $380,130    $412,141
Cost of revenues..............   230,387     231,959    250,898     308,834    287,449    299,093    314,246     341,881
                                --------    --------   --------    --------   --------   --------   --------    --------
  Gross profit................    39,940      40,303     34,886      33,794     25,570     51,378     65,884      70,260
Operating expenses:
  Selling, general and
    administrative............    13,752      15,948     16,716      20,209     20,608     26,657     26,829      29,632
  Research and development....     2,100       2,757      3,071       3,002      1,485      2,030      2,236       2,774
                                --------    --------   --------    --------   --------   --------   --------    --------
    Total operating
      expenses................    15,852      18,705     19,787      23,211     22,093     28,687     29,065      32,406
                                --------    --------   --------    --------   --------   --------   --------    --------
Operating income..............    24,088      21,598     15,099      10,583      3,477     22,691     36,819      37,854
Total other expense, net......     3,316       6,052      9,853       9,135      8,165      9,577     11,242      10,851
                                --------    --------   --------    --------   --------   --------   --------    --------
Income before income taxes,
  equity in income (loss) of
  ASI and minority interest...    20,772      15,546      5,246       1,448     (4,688)    13,114     25,577      27,003
Provision for income taxes....     3,803       2,847        961         265     (1,497)     4,186        842       3,547
                                --------    --------   --------    --------   --------   --------   --------    --------
Income before equity in income
  (loss) of ASI and minority
  interest....................  $ 16,969    $ 12,699   $  4,285    $  1,183   $ (3,191)  $  8,928   $ 24,735    $ 23,456
                                ========    ========   ========    ========   ========   ========   ========    ========

                                   QUARTER ENDED
                                -------------------
                                MAR. 31,   JUNE 30,
                                  1998       1998
                                --------   --------
                                  (IN THOUSANDS)
Net revenues..................  $371,733   $384,724
Cost of revenues..............   310,056    317,106
                                --------   --------
  Gross profit................    61,677     67,618
Operating expenses:
  Selling, general and
    administrative............    28,715     28,939
  Research and development....     2,057      1,938
                                --------   --------
    Total operating
      expenses................    30,772     30,877
                                --------   --------
Operating income..............    30,905     36,741
Total other expense, net......    16,358      7,639
                                --------   --------
Income before income taxes,
  equity in income (loss) of
  ASI and minority interest...    14,547     29,102
Provision for income taxes....     5,050      8,437
                                --------   --------
Income before equity in income
  (loss) of ASI and minority
  interest....................  $  9,497   $ 20,665
                                ========   ========

                                                                     QUARTER ENDED
                                ----------------------------------------------------------------------------------------
                                MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                  1996        1996       1996        1996       1997       1997       1997        1997
                                ---------   --------   ---------   --------   --------   --------   ---------   --------
Net revenues..................     100.0%      100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%
Cost of revenues..............      85.2        85.2       87.8        90.1       91.8       85.3       82.7        83.0
                                --------    --------   --------    --------   --------   --------   --------    --------
  Gross profit................      14.8        14.8       12.2         9.9        8.2       14.7       17.3        17.0
                                --------    --------   --------    --------   --------   --------   --------    --------
Operating expenses:
  Selling, general and
    administrative............       5.1         5.9        5.8         5.9        6.6        7.6        7.1         7.2
  Research and development....       0.8         1.0        1.1         0.9        0.5        0.6        0.5         0.6
                                --------    --------   --------    --------   --------   --------   --------    --------
    Total operating
      expenses................       5.9         6.9        6.9         6.8        7.1        8.2        7.6         7.8
                                --------    --------   --------    --------   --------   --------   --------    --------
Operating income..............       8.9         7.9        5.3         3.1        1.1        6.5        9.7         9.2
Total other expense, net......       1.2         2.2        3.5         2.7        2.6        2.8        3.0         2.6
                                --------    --------   --------    --------   --------   --------   --------    --------
Income before income taxes,
  equity in income (loss) of
  ASI and minority interest...       7.7         5.7        1.8         0.4       (1.5)       3.7        6.7         6.6
Provision for income taxes....       1.4         1.0        0.3         0.1       (0.5)       1.2        0.2         0.9
                                --------    --------   --------    --------   --------   --------   --------    --------
Income before equity in income
  (loss) of ASI and minority
  interest....................       6.3%        4.7%       1.5%        0.3%      (1.0)%      2.5%       6.5%        5.7%
                                ========    ========   ========    ========   ========   ========   ========    ========

                                   QUARTER ENDED
                                -------------------
                                MAR. 31,   JUNE 30,
                                  1998       1998
                                --------   --------
Net revenues..................     100.0%     100.0%
Cost of revenues..............      83.4       82.4
                                --------   --------
  Gross profit................      16.6       17.6
                                --------   --------
Operating expenses:
  Selling, general and
    administrative............       7.7        7.5
  Research and development....       0.6        0.5
                                --------   --------
    Total operating
      expenses................       8.3        8.0
                                --------   --------
Operating income..............       8.3        9.6
Total other expense, net......       4.4        2.0
                                --------   --------
Income before income taxes,
  equity in income (loss) of
  ASI and minority interest...       3.9        7.6
Provision for income taxes....       1.3        2.2
                                --------   --------
Income before equity in income
  (loss) of ASI and minority
  interest....................       2.6%       5.4%
                                ========   ========

     The Company's revenues, gross profit and operating profit are generally lower in the first quarter of the year as compared to the fourth quarter of the preceding year primarily due to the combined effect of holidays in the United States, the Philippines and Korea. Semiconductor companies in the United States generally reduce their production during the holidays at the end of December which results in a significant decrease in orders for packaging and testing services during the first two weeks of January. In addition, the Company typically closes its factories in the Philippines for holidays in January, and ASI closes its factories in Korea for holidays in February. As a result of these factors, the Company's net revenues are significantly reduced during the months of January and February. The first and second quarters of 1998 have seen a general slowdown in the semiconductor industry. This has resulted in quarter to quarter growth of approximately 1% from the first quarter of 1998 to the second quarter of 1998 as it relates to the Company's packaging and test operations. Wafer fabrication services represented only 3% of total net revenue in the second quarter of 1998. However, revenues from wafer fabrication services increased 274% in the second quarter of 1998 compared to the first quarter of 1998.

     Beginning in 1997 and continuing through the current quarter of 1998, intense competition in the semiconductor industry worldwide led to decreases in the average selling prices of many of the Company's products. These decreases were partially offset by increases in sales of advanced leadframe and laminate packages, which carry higher prices and gross margins. In addition, the Company's cost of revenues as a percentage of revenues increased significantly during the three quarters ended March 31, 1997 primarily as a result of initial operating losses and start-up costs associated with P3. Cost of revenues was also affected in the two quarters ended June 30, 1997, as the Company recognized a $2.2 million write-off for custom laminate raw materials which were purchased to meet customer orders which were subsequently cancelled. The combined effect of these factors was to decrease the levels of profitability in the third and fourth quarters of 1996 and the first quarter of 1997. In addition, the Supply Agreement with respect to packaging and test services provides for quarterly review and adjustment. During the quarterly review occuring in the second quarter of 1998, ASI and the Company agreed to price reductions for services provided by ASI which resulted in improved gross margins in the second quarter of 1998 as compared to the first quarter of 1998.

     Selling, general and administrative expenses increased during the second, third and fourth quarters of 1997 primarily due to increased staffing levels at the Company's marketing and sales support groups, as well as at its P3 factory and wafer fabrication services group, which resulted in increased employee-related costs. See "-- Results of Operations -- Year Ended December 31, 1997 Compared to Year Ended December 31, 1996 -- Selling, General and Administrative Expenses."

     Income tax rates in the third quarter of 1997 were lower compared to prior periods as the Company recognized deferred tax benefits for unrealized foreign exchange losses during the quarter, which are recognized for Philippine tax reporting purposes but are not recognized for financial reporting purposes since the U.S. dollar is the functional currency. Although similar circumstances during the fourth quarter of 1997 resulted in the recognition of additional deferred tax assets, their effect on the overall tax rates were mitigated by a valuation allowance also recorded during the fourth quarter of approximately $22 million. See "-- Results of Operations -- Year End December 31, 1997 Compared to Year Ended December 31, 1996 -- Income Taxes." As the majority of these tax assets relate to fluctuations in the value of the Philippine peso, management is unable to determine the impact to the effective tax rates which may occur as a result of future exchange rate fluctuations.

     The Company's quarterly operating results may vary significantly due to a variety of factors including, among others, the cyclical nature of both the semiconductor industry and the markets addressed by end-users of semiconductors, the short-term nature of its customers' commitments, timing and volume of orders relative to the Company's production capacity, changes in capacity utilization, evolutions in the life cycles of customers' products, rescheduling and cancellation of large orders, rapid erosion of packaging selling prices, availability of manufacturing capacity, allocation of production capacity between the Company's facilities and ASI's facilities, fluctuations in packaging and test service charges paid to ASI, changes in costs, availability and delivery times of labor, raw materials and components, effectiveness in managing production processes, fluctuations in manufacturing yields, changes in product mix, product obsolescence, timing of expenditures in anticipation of future orders, availability of financing for expansion, changes in interest expense, the ability to develop and implement new technologies, competitive factors, changes in effective tax rates, the loss of key personnel or the shortage of available skilled workers, international political or economic events, currency and interest rate fluctuations, environmental events, and intellectual property transactions and disputes. Unfavorable changes in any of the above factors may adversely affect the Company's business, financial condition and results of operations. In addition, the Company increases its level of operating expenses and investment in manufacturing capacity in anticipation of future growth in revenues. To the extent the Company's revenues do not grow as anticipated, the Company's financial condition and operating results may be materially adversely affected. See "Risk Factors -- Fluctuations in Operating Results; Declines in Average Selling Price."

LIQUIDITY AND CAPITAL RESOURCES

     Following the application of the net proceeds to the Company of the Initial Public Offering, at June 30, 1998, the Company had cash and cash equivalents of $170.5 million and working capital of $168.4 million. The Company used the net proceeds received from the Initial Public Offering primarily to repay an aggregate of approximately $248 million of long-term debt, including $86 million of amounts due to AUSA. In addition, the Company has used such net proceeds to repay $102 million of short-term loans and $34 million to repurchase ASI's 40% interest in AAP. See "Prospectus Summary -- The Initial Public Offering." Following the application of the estimated net proceeds of the Initial Public Offering to the Company together with repayments of debt prior to the Initial Public Offering, the Company had $33 million of short-term borrowings and current portion of long-term debt, $225 million of long-term debt and no amounts due to AUSA. The remaining $176 million of such net proceeds will be available for capital expenditures and working capital.

     The Company has been investing significant amounts of capital to increase its packaging and test services capacity, including the construction of P3, the addition of capacity in the Company's other Philippine facilities and the construction of a new manufacturing facility in the United States. Advanced packaging processes are being developed at the U.S. facility. In 1995, 1996, 1997 and the six months ended June 30, 1998, the Company made capital expenditures of $123.6 million, $185.1 million, $179.0 million and $51.9 million, respectively. Because the Company and ASI have added a significant amount of packaging and test capacity in recent years, the Company intends to decrease its level of capital expenditures in 1998. The Company currently intends to spend approximately $140.0 million in capital expenditures in 1998, primarily for capacity expansion at the Company's existing facilities in the Philippines to meet expected demand. The Company believes that expenditure levels could increase substantially in 1999 to provide the Company with adequate capacity.

     The Company believes that its existing cash balances, cash flow from operations, available equipment lease financing and bank borrowings will be sufficient to meet its anticipated cash requirements including working capital and capital expenditures, for at least the next 12 months. There can be no assurance, however, that lower than expected revenues, increased expenses, increased costs associated with the purchase or maintenance of capital equipment, decisions to increase planned capacity or other events will not cause the Company to seek more capital, or to seek capital sooner than currently expected. The timing and amount of the Company's actual capital requirements cannot be precisely determined and will depend on a number of factors, including demand for the Company's services, availability of capital equipment, fluctuations in foreign currency exchange rates, changes in semiconductor industry conditions and competitive factors. There can be no assurance that such additional financing will be available when needed or, if available, will be available on satisfactory terms. Failure to obtain any such financing could have a material adverse effect on the Company. In addition, if the Company obtains such financing by selling equity securities of the Company, the Company's stockholders may experience significant dilution.

     Prior to the Initial Public Offering, the Company met a significant portion of its cash requirements for working capital and capital expenditures from a combination of cash from operating activities, short-term and long-term bank loans and financing obtained for the benefit of the Company by AUSA, a wholly-owned financing subsidiary of ASI, as well as financing from a trade receivables securitization agreement. Currently the Company does not rely on financing obtained for its benefit by AUSA. Cash provided by operating activities in 1995, 1996, 1997 and the six months ended June 30, 1998 was $53.3 million, $8.6 million, $250.1 million and $108.7 million, respectively. Cash provided (used) by financing activities was $71.2 mil-lion, $148.0 million, $(16.0) million and $59.8 million for 1995, 1996, 1997 and the six months ended June 30, 1998, respectively.

     At June 30, 1998, the Company's debt consisted of $33.0 million of borrowings classified as current liabilities and $225.1 million of long-term debt and capital lease obligations. As of June 30, 1998, the Company had extended guarantees in respect of bank debt of affiliates in the amount of $5.0 million and in respect of vendor obligations of an affiliate in the amount of $8.7 million, which amount may vary over time. At June 30, 1998, the Company had $83.9 million in borrowing facilities with a number of domestic and foreign banks, of which $57.3 million remained unused. Certain of the agreements with such banks require compliance with certain financial covenants and restrictions, and are collateralized by assets of the Company. These facilities are typically revolving lines of credit and working capital facilities for one-year renewable periods and generally bear interest at rates ranging from 9.4% to 17.2%. Long-term debt and capital lease obligations outstanding at June 30, 1998 have various expiration dates through April 2004, and accrue interest at rates ranging from 5.8% to 13.0%. See Note 8 of Notes to Consolidated Financial Statements.

     The Company previously has met a significant portion of its financing needs through financing arrangements obtained by AUSA, ASI's wholly-owned financing subsidiary. A majority of the amount which was due to AUSA represented outstanding amounts under financing obtained by AUSA for the benefit of the Company, with the balance representing payables to AUSA for packaging and service charges paid to ASI. Based on guarantees provided by ASI, AUSA obtained for the benefit of the Company a continuous series of short-term financing arrangements which generally were less than six months in duration, and typically were less than two months in duration. Because of the short term nature of these loans, the flows of cash to and from AUSA under this arrangement have been significant. At June 30, 1998, the Company had no outstanding balances with AUSA. Although the Company believes that alternative financing arrangements will be available in the future, there can be no assurance that the Company will be able to obtain alternative financing on acceptable terms or at all.

     At June 30, 1998, the Company's obligation under the Receivables Sale (as defined below) was guaranteed by ASI. ASI currently has a significant amount of debt relative to its equity and is contingently liable under guarantees in respect of debt of its subsidiaries and affiliates, including AUSA. As of December 31, 1997, ASI and its consolidated subsidiaries had guarantees outstanding in respect of debt of its non-consolidated subsidiaries and affiliates in the Anam Group in the aggregate amount of approximately W857 billion, including the guarantees of the Company's loans. As a result of its relationship with ASI, the Company's business, financial condition and operating results are significantly dependent on ASI. There can be no assurance that AUSA will be able to obtain additional guarantees, if necessary, from ASI. In addition, a deterioration in ASI's financial condition could trigger defaults under ASI's guarantees, causing acceleration of such loans. See
"-- Overview -- Relationship with ASI," "Risk Factors -- Dependence on Relationship with ASI; Potential Conflicts of Interest" and "Relationship with ASI".

     In July 1997, the Company entered into a trade receivables securitization agreement with a commercial financial institution. Under the terms of the agreement, the financial institution has committed to purchase, with limited recourse, all right, title and interest in eligible receivables, as defined in the agreement, up to $100 million (the "Receivables Sale"). Funds received pursuant to the agreement reflect a discount of LIBOR plus 0.375% from accounts receivable sold. The Company applied approximately $83.4 million of the initial Receivables Sale proceeds together with approximately $17 million of working capital to reduce the Company's indebtedness to AUSA, which amounts were advanced by AUSA to entities controlled by members of James Kim's family. See
Note 3 of Notes to Consolidated Financial Statements.

     The Company incurs charges from ASI for assembly and test services performed on a monthly basis. Historically the Company has paid ASI for these services on net 30-day terms. On July 21, 1998 the Company entered into a prepayment agreement with ASI relating to assembly and test services. In accordance with the agreement, the Company made a $50 million non-interest bearing advance to ASI, representing approximately one month's charges for assembly and test services. The Company will offset this advance against billings by ASI for assembly and test services provided in the fourth quarter of 1998.

     In connection with its wafer foundry agreement with TI, the Company and TI agreed to revise certain payment and other terms contained in the Master Purchase Agreement. As part of this revision, TI agreed to advance ATI $20 million in June 1998 as a prepayment of wafer foundry services to be provided in the fourth quarter of 1998. The Company in turn advanced these funds to ASI as a prepayment for foundry service charges. The Company will offset the advance to ASI against billings by ASI in the fourth quarter of 1998. Under the terms of the revision to the Master Purchase Agreement, the Company is ultimately responsible to reimburse TI for any inability of ASI to comply with the terms of the agreement.

     Prior to the consummation of the Reorganization, AEI was treated for U.S. federal and certain state tax purposes as an S Corporation under the Internal Revenue Code of 1986 and comparable state tax laws. As a result, AEI did not recognize U.S. federal corporate income taxes. Instead, up until the Termination Date, Mr. and Mrs. Kim and the Kim Family Trusts had been obligated to pay U.S. federal and certain state income taxes on their allocable portion of the income of AEI. The Company, Mr. and Mrs. Kim and the Kim Family Trusts have entered into tax indemnification agreements providing that the Company will be indemnified by such stockholders, with respect to their proportionate share of any U.S. federal or state corporate income taxes attributable to the failure of AEI to qualify as an S Corporation for any period or in any jurisdiction for which S Corporation status was claimed through the Termination Date. The tax indemnification agreements also provide that under certain circumstances the Company will indemnify Mr. and Mrs. Kim and the Kim Family Trusts if such stockholders are required to pay additional taxes or other amounts attributable to taxable years on or before the Termination Date as to which AEI filed or files tax returns claiming status as an S Corporation. AEI has made various distributions to Mr. and Mrs. Kim and the Kim Family Trusts which have enabled them to pay their income taxes on their allocable portions of the income of AEI. Such distributions totaled approximately $19.8 million, $13.0 million, $5.0 million and $33.1 million in 1995, 1996, 1997, and the first six months of 1998, respectively. The Company believes that the amount of such undistributed net income was less than $1.0 million at June 30, 1998. See "Reorganization" and Notes 1 and 10 of Notes to Consolidated Financial Statements.

FOREIGN CURRENCY TRANSLATION GAINS AND LOSSES

     The Company's subsidiaries in the Philippines maintain their accounting records in U.S. dollars. This is due to the fact that all sales, the majority of all bank debt and all significant material and fixed asset purchases of such subsidiaries are denominated in U.S. dollars. As a result, the Philippine subsidiaries' exposure to changes in the Philippine peso/U.S. dollar exchange rate relates primarily to certain receivables and advances and other assets offset by payroll, pension and local liabilities. To minimize its foreign exchange risk, the Company selectively hedges its net foreign currency exposure through short-term (generally not more than 30 to 60 days) forward exchange contracts. To date, the Company's hedging activity has been immaterial.

                                    BUSINESS

     The following discussion contains forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the anticipated growth in the market for the Company's products, the Company's anticipated capital expenditures and financing needs, the Company's expected capacity utilization rates, the belief of the Company as to its future operating performance and other statements that are not historical facts. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth herein, in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Amkor is the world's largest independent provider of semiconductor packaging and test services. The Company believes that it is also one of the leading developers of advanced semiconductor packaging and test technology in the industry. The Company offers a complete and integrated set of packaging and test services including IC package design, leadframe and substrate design, IC package assembly, final testing, burn-in, reliability testing, and thermal and electrical characterization. As of June 30, 1998, the Company had in excess of 150 customers, including many of the largest semiconductor companies in the world. Such customers include, among others, Advanced Micro Devices, Inc., International Business Machines Corp., Intel, Lucent Technologies, Inc., Motorola, Inc., National Semiconductor Corp., Philips Electronics N.V., SGS-THOMSON Microelectronics N.V., Siemens AG and TI.

     The Company recently began offering wafer fabrication services through ASI's new deep submicron CMOS foundry. This foundry is currently capable of producing up to 15,000 8" wafers per month. Through a strategic relationship with TI, the Company and ASI have qualified .25 micron CMOS process technology, and TI has agreed to provide to ASI .18 micron CMOS process technology during 1998. This foundry will primarily manufacture digital signal processors ("DSPs"), application specific integrated circuits ("ASICs") and other logic devices. By leveraging the Company's leading position in semiconductor packaging and test services, the new wafer fabrication services have enabled the Company to become one of the first providers of a fully integrated, turnkey semiconductor fabrication, packaging and test service solution.

     The Company provides packaging and test services through its three factories in the Philippines as well as the four factories of ASI in Korea pursuant to a Supply Agreement between the Company and ASI, under which ASI provides packaging and test services to the Company. In 1996, 1997 and the first six months of 1998, ASI provided packaging and test services representing approximately 72%, 68% and 67% respectively, of the Company's net revenues.

INDUSTRY BACKGROUND

  Manufacturing Process

     The production of a semiconductor is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The production process can be broadly divided into three primary stages: (i) wafer fabrication, (ii) assembly of die into finished devices (referred to as "packaging") and (iii) testing of finished devices and other back-end processes.

                             [ORGANIZATIONAL CHART]

     The wafer fabrication process begins with the generation of a mask that defines the circuit patterns for the transistors and interconnect layers that will be formed on the raw silicon wafer. The transistors and other circuit elements are formed by repeating a series of process steps wherein a photosensitive material is first deposited on the wafer, the material is exposed to light through the mask in a photolithography process, and finally, the unwanted material is etched away, leaving only the desired circuit pattern on the wafer. By stacking up the various patterns, the individual elements of the semiconductor are defined. The final step in the wafer fabrication process is to electrically test each individual chip in a wafer probe process in order to identify the good chip for packaging.

     The fabricated wafers are then transferred to packaging facilities. Semiconductor packaging serves to protect the chip, facilitate integration into electronic systems, and enable the dissipation of heat from the devices. In the packaging process, the wafer is diced into its individual die which are then separated from the wafer and attached to a substrate via an epoxy adhesive. Leads on the substrate are then connected by extremely fine gold wires to the input/output ("I/O") terminals on the chips through the use of automated machines known as "wire bonders". Each die is then encapsulated in a plastic molding compound, thus forming the package, which then goes through several additional finishing steps to prepare it for testing.

     Following packaging, each packaged device is then tested utilizing a sophisticated test platform and program which tests the many different operating specifications of the IC, including functionality, voltage, current and timing. The completed devices are either shipped back to the customer or shipped directly to their final destination.

  Trends Toward Outsourcing

     Historically, semiconductor companies manufactured semiconductors primarily in their own factories. Independent packagers of semiconductors were used solely to handle the overflow volume requirements of semiconductor companies. Outsourcing of final testing and wafer fabrication was virtually non-existent in the early days of the industry. Over the past fifteen years, however, the need for independent semiconductor packaging and test services has grown dramatically for several reasons.

     First, semiconductor companies are facing ever-increasing demands for miniaturization, higher lead counts and improved thermal and electrical performance in IC packages. As a result of this trend, semiconductor packaging is now viewed as an enabling technology requiring sophisticated expertise and technological innovation. Independent providers of packaging and test services have developed substantial expertise in packaging and test technology and new package innovation. Semiconductor companies, having found it difficult to keep pace using their internal resources, have come to rely increasingly on the independent packaging and test services providers as a key source for new technology development and innovation.

     Second, semiconductor companies are increasingly seeking to shorten their time to market for new products. Having the right packaging technology and capacity in place is a critical factor in reducing time to market. As packaging solutions are identified for a specific product, semiconductor companies frequently do not have the equipment or expertise to implement such solutions in the volumes required, nor sufficient time to develop these capabilities before introducing a new product into the market. For this reason, semiconductor companies are increasingly leveraging the resources and capabilities of independent packaging and test companies to deliver their new products to market more quickly.

     Third, the packaging and testing of ICs has evolved into an increasingly complex process that requires substantial investment in specialized equipment and facilities. For example, the investment in facilities and equipment necessary for a processing line capable of packaging 100 million ball grid array ("BGA") packages per year can be as much as $200 million. As a result of the substantial cost of this manufacturing equipment, the equipment must be utilized at a high capacity level for an extended period of time in order to be cost effective. With semiconductor companies facing increasingly shorter product life cycles, faster new product introductions and the need to continuously update or replace packaging equipment to accommodate new products, it has become increasingly difficult for semiconductor companies to sustain such high levels of capacity utilization. Independent providers of packaging and test services, on the other hand, can use existing equipment at high utilization levels over a longer period of time for a broad range of customers, effectively extending the life of the equipment.

     Fourth, as the cost to build a new wafer fabrication facility has increased to over $1 billion, semiconductor companies have been forced to concentrate their capital resources on core wafer manufacturing activities. As a result, semiconductor companies are increasingly seeking to use independent packaging and test providers who have the ability to invest the capital to develop new packaging and test capacity. The Company believes that as the cost to construct new wafer fabrication facilities continues to increase, semiconductor manufacturers will increasingly seek to outsource packaging and test services.

     Fifth, there has been a recent growth of "fabless" semiconductor companies whose core competency and focus is entirely on the semiconductor design process. According to industry estimates, sales by fabless semiconductor companies have grown significantly. The significant growth in the sales by fabless semiconductor companies has been driven in large part by the ability of such companies to effectively outsource virtually every significant step of the semiconductor manufacturing process. This development has allowed fabless semiconductor companies to introduce new semiconductors very quickly without committing significant amounts of capital and other resources. The Company believes that increases in the number of fabless semiconductor companies will continue to be a significant driver of growth in the independent semiconductor manufacturing industry.

     These trends, combined with the growth in the number of ICs being produced and sold, are driving increasing demand for independent packaging and test services. Today, nearly all of the world's major semiconductor companies use independent packaging and test service providers for at least a portion, if not all, of their packaging and test needs.

     Many of the same forces that have driven the growth of independent packaging and test have also been driving increasing demand for independent wafer fabrication services. Moreover, because the cost of new wafer fabrication facilities has been rising steadily, many semiconductor companies are seeking to leverage their capital resources by outsourcing some or all of their wafer fabrication needs. This is particularly true for newer, smaller geometry technologies that are necessary for producing the newest, leading edge ICs, because they cannot be produced in many semiconductor companies' existing wafer fabrication facilities. As the demand for ICs with smaller geometries increases, the Company believes semiconductor companies will increasingly utilize independent wafer manufacturers.

  The Need for Turnkey Solutions

     The growing demand for independent wafer fabrication, packaging, and test services has generally been served by separate wafer fabrication, packaging or test companies. This creates inefficiencies for semiconductor companies which must manage the delays, complex logistics and uncertainty inherent in utilizing a different service provider for each step of the semiconductor manufacturing process. Only a very few, if any, independent service providers have the capability of providing a combination of wafer fabrication, packaging and test services.

THE AMKOR SOLUTION

     Amkor is the largest independent provider of semiconductor packaging and test services in the world. With its leading edge process technology and package design expertise, the Company is able to provide its customers with a broad range of new packaging solutions that enable faster, smaller and more powerful ICs. Due to its size and industry-leading position, the Company is capable of implementing and utilizing the capital equipment necessary for both new and mature packages, thereby affording its customers an attractive alternative in their capital allocation decisions. In addition, with ASI's new wafer fabrication capabilities, the Company is able to offer a fully integrated, turnkey semiconductor manufacturing solution.

STRATEGY

     Principal elements of the Company's strategy include:

     Maintain Product Technology Leadership. The Company believes that it is one of the world's leading designers and developers of new semiconductor packaging technology. The Company has designed and developed such leading edge leadframe and laminate products as its PowerQuad(R), SuperBGA(R), fleXBGA(TM) and ChipArray(TM) BGA packages. The Company is focusing additional design and development efforts on new generations of the BGA packaging format and on "flip chip" die attach technologies where the I/O pads on the chip are attached directly to the package's substrate rather than with wire-bonded connections. The Company employs a staff of leading semiconductor packaging technologists and undertakes significant research and development activities in its Chandler, Arizona and Philippines locations, as well as through joint development activities with ASI's development staff in Korea. The Company intends to continue to maintain its leading packaging technology position.

     Maintain Advanced Manufacturing Capabilities. The Company believes that its tradition of manufacturing excellence has been a key factor in its success in attracting and retaining customers, and it is committed to maintaining that high level of excellence. Key to this effort is the Company's commitment to continuous advancement of its process technology. The Company's development teams work with its customers, suppliers, and others to develop new processing technologies as well as pursue continuous improvements in the Company's existing processing capabilities. These efforts have directly resulted in reduced time to market, increased quality, and lower manufacturing costs.

     Leverage Scale and Scope of the Company's Packaging and Test
Capabilities. The Company believes that its scale of operations and its breadth of product offerings provide it with several competitive advantages. First, the Company believes that its size and position in the industry allow it certain advantages in procuring key materials and manufacturing equipment. Second, the Company is able to capitalize on the substantial economies of scale that result from high utilization rates of its capital equipment, thereby lowering the Company's per unit manufacturing costs and facilitating cost-effective solutions for its customers. The Company's scale also allows it to offer an industry-leading breadth of product offerings and to be a single source for many of its customers' packaging requirements. The Company offers over 450 different package formats and sizes with a variety of processing and materials options. The Company added 175 and 139 new packaging options, respectively, in 1996 and 1997. The Company is committed to continued expansion of both its size of operations and its scope of product and service offerings.

     Establish Industry Packaging Standards. The Company believes that by bringing new package designs to market early, its designs are more likely to become industry standards, which in turn will allow the Company to obtain higher margins than its competitors for such new designs. The Company also seeks to capture substantial market share and to spur the industry-wide adoption of its new packages by investing aggressively in expanding its manufacturing capacity for these packages. As a result, it is one of the leading providers of advanced packaging solutions such as thin package formats and BGA packages. The Company believes these package types will comprise some of the highest growth and more profitable segments of the packaging market in coming years.

     Enhance Customer and Supplier Relationships. As the world's largest independent provider of semiconductor packaging and test services, the Company has developed long-standing strategic relationships with leading semiconductor and electronics companies, its suppliers, and other developers of new semiconductor technologies. The Company believes that these relationships have allowed it to stay ahead of the constantly advancing demand curve for independent packaging services. The Company has repeatedly developed leading-edge packaging technologies that have met the requirements of newer IC devices and that have been quickly accepted in the marketplace. The Company's alliances with certain of its key equipment and material suppliers have enabled the Company to achieve packaging and manufacturing process innovation and cost reduction. Developing and maintaining these relationships within the industry will continue to be an integral part of the Company's overall strategic direction.

     Focus on Customer Service and Support. The Company believes that its focus on customer service and support has been crucial in attracting and retaining leading semiconductor companies as its customers. The Company has a firmly established customer-oriented culture. To provide a dedicated customer support infrastructure and to stay abreast of customers' expectations, the Company has strategically established technical and sales teams near major customer facilities and in acknowledged technology centers. In addition, the Company has implemented direct electronic links with its customers to enhance communication and facilitate real-time engineering data and order information flow.

     Provide an Integrated, Turnkey Solution. The Company seeks to provide a complete turnkey solution comprising wafer fabrication, packaging and test services. The Company recently began providing wafer fabrication services through ASI's new deep submicron CMOS foundry. With the addition of wafer fabrication, the Company is able to provide all stages of IC production for its customers from the fabrication of wafers through the shipment of finished ICs. The Company believes this integration will enable customers to improve the cost and performance of their ICs and achieve faster time to market for both new product introductions and production lead times.

PRODUCTS

  Packaging

     The Company offers a broad range of package formats designed to provide customers with a full array of packaging solutions for both commodity and advanced products. The Company's products are divided into three product families: traditional leadframe, advanced leadframe, and laminate products as shown in the following tables.


--------------------------------------------------------------------------------------------------

TRADITIONAL LEADFRAME PRODUCTS
--------------------------------------------------------------------------------------------------
------------------------------------------
PACKAGE TYPE                               NUMBER OF LEADS  APPLICATIONS
------------------------------------------ ---------------  --------------------------------------
PDIP (Plastic Dual In-line Packages)            8-48        General purpose plastic IC package for
SPDIP (Shrink DIP)                              28-64       consumer electronic products such as
                                                            games, telephones, TV, audio equipment
                                                            and computer peripherals.
--------------------------------------------------------------------------------------------------
Hermetic                                       Custom       A line of mature, ceramic predominant
                                                            packages used especially for
                                                            high-reliability applications
                                                            (military, space and commercial
                                                            aviation).
--------------------------------------------------------------------------------------------------
PLCC (Plastic Leaded Chip Carrier)              20-84       Used for logic, gate arrays, DAC,
                                                            processors and chip sets used in
                                                            larger form-factor items (copiers,
                                                            printers, scanners, desktop PCs,
                                                            electronic games and monitors).
--------------------------------------------------------------------------------------------------
SOIC (Small Outline Integrated Circuit)         8-44        Designed for needs of lower lead
                                                            devices. End uses include consumer
                                                            audio/video and entertainment
                                                            products, pagers, cordless telephones,
                                                            fax machines, copiers, printers, PC
                                                            peripherals and automotive parts.
--------------------------------------------------------------------------------------------------
MQFP (Metric Quad Flat Package)                44-304       Adapted to meet the increasing
                                                            challenges of advanced
                                                            processors/controllers, DSPs, ASICs,
                                                            video-DAC, PC chip sets, gate arrays,
                                                            logic devices, multimedia and other
                                                            technologies for consumer, commercial,
                                                            office, automotive, PC and industrial
                                                            products.
--------------------------------------------------------------------------------------------------
PowerQuad(R)                                   100-304      Higher performance thermally enhanced
                                                            QFP package. Used for DSPs,
                                                            programmable logic devices,
                                                            microprocessors and micro-controllers,
                                                            high-speed and field programmable gate
                                                            array logic devices, ASIC and other
                                                            technologies requiring more thermal
                                                            performance than offered by standard
                                                            QFP packages.
--------------------------------------------------------------------------------------------------
PowerSOP(TM)                                    8-36        Higher performance thermally enhanced
                                                            SOIC package. Used for wireless RF
                                                            telecom devices, automotive,
                                                            industrial, disk drive, pagers, and
                                                            other technologies requiring more
                                                            thermal performance than offered by
                                                            standard SOIC packages.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

------------------------------------------
ADVANCED LEADFRAME PRODUCTS
--------------------------------------------------------------------------------------------------
------------------------------------------
PACKAGE TYPE                               NUMBER OF LEADS  APPLICATIONS
------------------------------------------ ---------------  --------------------------------------
TQFP (Thin Quad Flat Package)                  32-256       Designed for lightweight, portable
                                                            electronics requiring broad
                                                            performance characteristics, including
                                                            notebook computers, desktop PCs,
                                                            audio/video and telecommunications
                                                            products, cordless/RF devices, office
                                                            equipment, disk drives and
                                                            communication boards (e.g., Ethernet
                                                            and ISDN).
--------------------------------------------------------------------------------------------------
TSOP (Thin Small Outline Package)               32-48       Primary application is for SRAM, DRAM,
                                                            FLASH and FSRAM memory devices. End
                                                            uses include PC cards, PCMCIA
                                                            form-factor products, cameras
                                                            (still/video) and notebook computers.
--------------------------------------------------------------------------------------------------
TSSOP (Thin Shrink Small Outline Package)       8-80        Designed for gate drivers,
                                                            controllers, logic, analog, memory
                                                            (SRAM, DRAM, EPROM, E2PROM),
                                                            comparators and optoelectronics.
--------------------------------------------------------------------------------------------------
SSOP (Shrink Small Outline Package)             8-64        Designed to enable end-products such
                                                            as pagers, portable audio/video
                                                            products, disk drives, and wireless
                                                            applications to be reduced in size and
                                                            weight.
--------------------------------------------------------------------------------------------------

------------------------------------------
LAMINATE PRODUCTS
--------------------------------------------------------------------------------------------------
------------------------------------------
PACKAGE TYPE                               NUMBER OF BALLS  APPLICATIONS
------------------------------------------ ---------------  --------------------------------------
PBGA (Plastic Ball Grid Array)                 119-544      Semiconductors for end users which
                                                            require the enhanced performance
                                                            provided by the integrated design of
                                                            PBGA, including microprocessors/
                                                            controllers, ASICs, gate arrays,
                                                            memory, DSPs and PC chip sets.
                                                            Designed for applications where
                                                            improved portability, form-factor and
                                                            high-performance are necessary,
                                                            including wireless products, cellular,
                                                            GPS, notebook computers, video cameras
                                                            and disk drives.
--------------------------------------------------------------------------------------------------
SuperBGA(R)                                    64-600       Designed for high-speed, high-power
                                                            semiconductors such as ASICs,
                                                            microprocessors, gate arrays, and
                                                            DSPs. Applications include wireless
                                                            products, notebook computers, PDAs,
                                                            video GUI and CPU/BUS boards.
--------------------------------------------------------------------------------------------------
fleXBGA(TM)                                    133-412      Higher performance, lower profile
                                                            package than PBGA due to size
                                                            reduction made possible by denser
                                                            substrate. Ideal for high performance
                                                            disk drives, cellular phones, pagers,
                                                            wireless communications, DSPs and
                                                            micro-controller applications.
--------------------------------------------------------------------------------------------------
MicroBGA(TM)                                    8-200       Especially suited for memory devices
                                                            such as FLASH, SRAM, DRAM and FSRAM
                                                            technologies, microprocessors/
                                                            controllers and high value ASICs
                                                            requiring a low height, weight and
                                                            size packaging. End uses include
                                                            cellular and other telecommunications
                                                            products, disk drives,
                                                            notebooks/sub-notebooks, PDAs,
                                                            wireless and consumer systems and
                                                            memory boards.
--------------------------------------------------------------------------------------------------
ChipArray(TM)                                  36-128       Designed for semiconductors such as
                                                            memory, analog, ASICs and PLDs
                                                            requiring a smaller package than
                                                            conventional PBGAs. Applications
                                                            include cellular and other
                                                            telecommunications, notebooks/sub-
                                                            notebooks, PDAs, wireless systems and
                                                            GPS.
--------------------------------------------------------------------------------------------------
FlipChip                                         N/A        An enabling interconnect technology
                                                            which can be utilized in advanced IC
                                                            packages such as PBGA, chip scale and
                                                            flex circuit solutions to support
                                                            improved electrical requirements and
                                                            very high semiconductor density in
                                                            very small systems.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Traditional Leadframe Products. Traditional leadframe products are the most widely recognized package types and are characterized by a chip encapsulated in a plastic mold compound with metal leads surrounding the perimeter. This package type has evolved from packages designed to be plugged into the circuit board by inserting the leads into holes on the circuit board to the more modern surface-mount design, in which the leads are soldered to the surface of the circuit board. Specific package customization and evolutionary improvements are continually being engineered to enable improved electrical performance and multi-chip capability, as well as smaller printed circuit board footprints. The Company offers a wide range of lead counts and body sizes within this product group to satisfy customer die size variations. In addition, the Company offers power versions of the SOP, PLCC, and MQFP package types which are specially designed to handle today's high power ICs that need with enhanced heat dissipation characteristics.

     Advanced Leadframe Products. The Company's customers are seeking increasingly thinner packages, which has led the Company to develop newer, more advanced leadframe products. The Company's advanced leadframe products are similar in design to its traditional leadframe products. However, the advanced leadframe products generally are thinner and smaller, have more leads, and have advanced thermal and electrical characteristics which are necessary for many of today's more advanced semiconductor applications. The TSOP, TSSOP and SSOP packages are significantly smaller than the Company's traditional SOIC products, while the TQFP package is a smaller version of the MQFP package. The Company also offers power versions of these package types. The Company plans to continue to develop increasingly smaller versions of these products to keep pace with continually shrinking die sizes and increasing demands for miniaturization.

     Laminate Products. The laminate product family represents the newest and fastest growth area for the Company and consists of products employing the BGA format which utilize a laminate (plastic or tape) substrate rather than a leadframe substrate. BGA technology was first introduced in the industry as a solution to problems associated with the increasingly high lead counts required for advanced semiconductors. As the number of leads surrounding the IC increased, packagers attempted to maintain the size of the package by increasing the proximity of the leads to one another. As a result, however, these high lead count packages experienced significant electrical shorting problems and required the development of increasingly sophisticated and expensive techniques for producing circuit boards to accommodate the density of the leads. The BGA methodology solved this problem by effectively creating leads on the bottom of the package in the form of small bumps or balls. These balls can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads. The Company's first product in this family was the plastic BGA. The Company has subsequently designed additional BGA type packages which include features that enable low cost, high volume manufacturing methods as well as higher performance packages. These new laminate products include: SuperBGA(R), which includes a copper heat-sink for heat dissipation and is designed for very low profile, high power applications; ChipArray(TM), which allows the package to be as small as 1.5 mm larger than the chip itself; and MicroBGA(TM), which is designed to be approximately the same size as the chip and uses a tape substrate rather than a plastic laminate. The Company is currently designing newer versions of BGA packages to enable further significant reductions in package size.

  Test and Related Services

     The Company also provides its customers with semiconductor test services. The Company has the capability to test digital logic, analog and mixed signal products. The combination of the Company's test operations together with ASI's Korean test operations comprises one of the largest independent test operations in the world. Providing test services requires a high level of communication and integration between the Company and its customers. In order to enable semiconductor companies to improve their time to market and to reduce costs, there has been an increasing trend to put packaging and test operations in the same location. The Company has capitalized on this trend by supplying its own testers or by supplementing customer-supplied testers with handlers and other related equipment.

     Although test services accounted for only 3.5% of the Company's total 1997 revenue and 13% of the total units shipped, the Company expects test services to grow significantly during the next several years as customers seek to reduce the time to market for their products by using contractors with test services at the packaging site. In addition to final test services, the Company provides a full range of other related services, such as burn-in test services, "dry pack" services, "tape and reel" packing, and wafer "probing" or "sorting."

     The following table sets forth, for the periods indicated, the amount of the Company's packaging and test net revenues and the percentage of such net revenues by product type:

                                                                                                           SIX MONTHS
                                                                                                             ENDED
                                  1994               1995               1996               1997          JUNE 30, 1998
                            ----------------   ----------------   ----------------   ----------------   ----------------
                            REVENUES     %     REVENUES     %     REVENUES     %     REVENUES     %     REVENUES     %
                            --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
                                                      (DOLLARS IN MILLIONS)
Traditional Leadframe.....    $487      85.1%    $699      75.0%   $  792     67.6%   $  801     55.0%   $336.1     45.4%
Advanced Leadframe........      53       9.2      157      16.8       220     18.8       312     21.5     172.5     23.3
Laminate..................       3       0.5       15       1.6        90      7.7       248     17.0     195.5     26.4
Testing and Other.........      30       5.2       61       6.6        69      5.9        95      6.5      36.3      4.9
                              ----     -----     ----     -----    ------    -----    ------    -----    ------    -----
    Total Packaging and
      Test Net Revenues...    $573     100.0%    $932     100.0%   $1,171    100.0%   $1,456    100.0%   $740.4    100.0%
                              ====     =====     ====     =====    ======    =====    ======    =====    ======    =====

  Wafer Fabrication

     The Company recently began offering wafer fabrication services through ASI's new deep submicron CMOS foundry. This foundry is currently capable of producing up to 15,000 8" wafers per month. Through a strategic relationship with TI, the Company and ASI have qualified .25 micron CMOS process technology, and TI has agreed to provide to ASI .18 micron CMOS process technology during 1998. The Company's right to the supply of wafers from the foundry is subject to the TI Manufacturing and Purchasing Agreement, pursuant to which TI has agreed to purchase at least 40% of the capacity of the foundry and under certain circumstances has the right to purchase 70% of the capacity of the foundry. Although the Company has received a commitment from TI which indicates that TI will meet its minimum purchase obligation during the second half of 1998, during the first half of 1998 TI's orders were below such minimum purchase commitment due to market conditions and issues encountered by TI in the transition of its products to .18 micron technology. There can be no assurance that TI will meet its purchase obligations in the second half of 1998 or in the future. There can be no assurance that TI will place orders representing at least 40% of the capacity of this foundry during this period or in the future. A failure by TI to comply with its minimum purchase obligations or the cancellation of a significant wafer fabrication order by TI or any other customer could have a material adverse effect on ASI's and the Company's business, financial condition and results of operations. See "Risk Factors -- Risks Associated with New Wafer Fabrication Business" and " -- Intellectual Property."

     The new foundry's capability is targeted to meet the needs of customers for DSPs, ASICs and other logic devices. As technological capability and the needs for CMOS designs in this area change, the Company anticipates the need to add embedded memory and special analog functionality to its core CMOS technology. The Company plans to continue to focus its semiconductor technology development efforts to serve the needs of the high performance digital logic market.

     With the addition of the wafer fabrication capability, the Company is able to offer fully integrated turnkey semiconductor manufacturing services to its customers. This complete turnkey solution will enable the Company to work with its customers' IC designers to optimize the integration of IC design with wafer fabrication, package design, and packaging and test processes. The Company believes this integration will enable customers to improve the cost and performance of their ICs and achieve faster time to market in terms of both new product introductions and production lead times.

CUSTOMERS

     The Company currently has more than 150 customers, including many of the largest semiconductor companies in the world. Set forth below is a list of the Company's top 50 customers in 1997:

Actel Corporation                Integrated Circuit Systems, Inc.    Plessey Semiconductors
Altera Corporation               Integrated Device Technology, Inc.  Philips Electronics N.V.
Adaptec, Inc.                    Intel Corporation                   Robert Bosch GmbH
Advanced Micro Devices, Inc.     Lattice Semiconductor               Rockwell Corp.
Alcatel Mietec                     Corporation                       S3 Incorporated
American Micro Systems, Inc.     Level One Communications, Inc.      SGS-THOMSON
Analog Devices, Inc.             LSI Logic Corporation               Microelectronics N.V.
Atmel Corporation                Lucent Technologies Inc.            Siemens AG
Cirrus Logic                     Macronix International Co., Ltd.    SMC Corporation
Cypress Semiconductor Corp.      Matra Harris Semiconductors         Silicon Storage
Dallas Semiconductor             Maxim Integrated Circuits           Technology, Inc.
Delco Electronics Corporation    Microchip Technology Inc.           Symbios Logic
Digital Equipment Corp.          Microlinear                         TEMIC Semiconductors
Harris Corporation               Motorola, Inc.                      Texas Instruments
Hewlett-Packard Company          National Semiconductor                Incorporated
International Business Machines    Corporation                       VLSI Technology, Inc.
  Corporation                    NeoMagic Corporation                VTC Inc.
IC Works Inc.                    Northern Telecom                    Waferscale Integration, Inc.
                                                                     Xilinx, Inc.

The Company's five largest customers collectively accounted for approximately 34.1%, 39.2%, 40.1% and 34.7% of the Company's total revenues in 1995, 1996,
1997 and the six months ended June 30, 1998, respectively. The Company anticipates that this customer concentration will continue at least for the foreseeable future. See "Risk Factors -- Customer Concentration; Absence of Backlog."

MARKETING AND SALES

     The Company sells to and supports its customers through an international network of offices located in close proximity to its largest customers and concentration of customers, including offices in the United States (Austin, Texas; Boise, Idaho; Chandler, Arizona; Dallas, Texas; Santa Clara, California and West Chester, Pennsylvania), France, Singapore, Taiwan, and the Philippines. A substantial majority of the Company's sales have historically been derived from U.S.-based customers. See Note 18 of Notes to Combined Financial Statements. The Company assigns each of its customers a sales and customer support team consisting of an account manager, a technical program manager, and one or more customer support representatives. The largest multinational customers are typically supported from multiple offices. The Company's worldwide force of account managers, customer service representatives and technical product managers exceeds 200 personnel. In addition, an extended staff of product management, process and reliability engineering, marketing and advertising, information systems, and factory personnel supports the direct account teams. Together, these direct and extended teams deliver an array of services to the Company's customers including providing information and expert advice on packaging solutions and trends, managing the start-up of specific packaging and test programs, providing a continuous flow of information to the customers regarding products and programs in process, and researching and helping to resolve technical and logistical issues.

FACILITIES AND MANUFACTURING

  Facilities

     The Company provides packaging and test services through its factories in the Philippines as well as its test facility in the U.S. The Company's Chandler, Arizona site is currently equipped for limited scale advanced packaging processes. In addition, the Company provides packaging and test services through ASI's four factories in Korea, which provide such services to the Company pursuant to a Supply Agreement. In 1996, 1997 and the six months ended June 30, 1998, ASI provided packaging and test services which accounted for approximately 72%, 68% and 67%, respectively, of the Company's revenues. In addition to providing world-class manufacturing services, these factories provide purchasing, engineering, and customer service support. The Company recently began offering wafer fabrication services through ASI's new state-of-the-art .25 micron wafer foundry in Korea pursuant to a Supply Agreement. The size, location, and manufacturing services provided by each of the Company's and ASI's primary facilities is set forth in the table below. See "Risk Factors -- Dependence on Relationship With ASI; Potential Conflicts of Interest," "--Expansion of Manufacturing Capacity; Profitability Affected by Capacity Utilization Rates," "-- Risks Associated with New Wafer Fabrication Business" and "-- Inability to Obtain Packaging and Test Equipment in a Timely Fashion."

                                                           APPROXIMATE
                                                           PLANT SIZE
      FACILITY                      LOCATION              (SQUARE FEET)           MANUFACTURING SERVICES
      --------                      --------              -------------           ----------------------
Company Facilities
P1                     Muntilupa, Philippines                579,000      Packaging and test services; packaging
                                                                          and process development
P2                     Muntilupa, Philippines                115,000      Packaging services
P3                     Province of Laguna, Philippines       249,000      Packaging and test services
AATS                   Santa Clara, California                 3,000      Final testing services; test program
                                                                          development; central shipping and
                                                                          logistics
A1 (1999)              Chandler, Arizona                     106,000      Packaging services for laminate
                                                                          products; package and process
                                                                          development

ASI Facilities
K1                     Seoul, Korea                          646,000      Packaging services, package and
                                                                          process development
K2                     Buchon, Korea                         264,000      Packaging services
K3                     Bupyung, Korea                        404,000      Packaging and test services
K4                     Kwangju, Korea                        597,000      Packaging services

Wafer Foundry          Buchon, Korea                         480,000      Wafer fabrication services

     The Company's operational headquarters is located in Chandler, Arizona while its administrative headquarters is located in West Chester, Pennsylvania. In addition to an executive staff, the Chandler, Arizona campus houses sales and customer service for the southwest region, product management, a technical design center, planning, marketing and research and development. The West Chester location houses finance and accounting, legal, personnel administration, information systems, and serves as a satellite sales office for the Company's eastern sales region.

  Raw Materials and Equipment

     The Company's packaging operations depend upon obtaining adequate supplies of raw materials on a timely basis. The principal raw materials used in the Company's packaging process are leadframes or laminate substrates, along with gold wire and molding compound. The Company purchases raw materials based on the stated demand requirements of its customers and its customers are generally responsible for any unused materials that result from an overstatement of demand. The Company works closely with its primary raw material suppliers to insure the availability and timeliness of raw material supplies. In addition, the Company negotiates worldwide pricing agreements with its major suppliers to take advantage of the scale of its operations. The Company is not dependent on any one supplier for a substantial portion of its raw material requirements.

     The Company's packaging operations and expansion plans also depend on obtaining adequate supplies of manufacturing equipment on a timely basis. To that end, the Company works closely with its major equipment suppliers to insure that equipment deliveries are on time and the equipment meets the Company's stringent performance specifications. In addition, an affiliate of ASI manufactures semiconductor packaging equipment exclusively for the Company and ASI at locations in close proximity to the Company's and ASI's packaging facilities in the Philippines and Korea, respectively. See "Risk Factors -- Dependence on Raw Materials Suppliers and Subcontractors."

  Total Quality Management

     The Company believes that total quality management is a vital component of its manufacturing strategy. To that end, the Company has established a comprehensive Quality Operating System designed to promote continuous improvement and maximize manufacturing yields at high volume production while maintaining the highest quality standards. Each of the Company's and ASI's factories is ISO9002 and QS-9000 certified. ISO9002 is a worldwide manufacturing quality certification program administered by an independent standards organization. QS9000 is similarly an independently administered manufacturing quality certification used by United States automotive manufacturers. The Company believes that many of its customers prefer to purchase from suppliers who are ISO9002 and QS9000 certified.

COMPETITION

     The independent semiconductor packaging and test industry is very competitive, being comprised of approximately 50 companies, with about 15 of those companies having sales of $100 million per year or more. The Company faces substantial competition from established packaging companies primarily located in Asia, such as Advanced Semiconductor Engineering, Inc. (Taiwan), ASE Test Limited (Taiwan and Malaysia), ASAT Ltd. (Hong Kong), Hana Microelectronics Public Co. Ltd. (Hong Kong and Thailand), Astra International (Indonesia), Carsem Bhd. (Malaysia), ChipPAC Incorporated (Korea), Siliconware Precision Industries Co., Ltd. (Taiwan), and Shinko Electric Industries Co., Ltd. (Japan). Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities, and have been operating for some time. Such companies have also established relationships with many large semiconductor companies which are current or potential customers of the Company. The principal elements of competition in the independent semiconductor packaging market include time to market, breadth of package offering, technical competence, design services, quality, production yields, customer service, and price. The Company believes it generally competes favorably with respect to these factors. On a larger scale, the Company also competes with the internal manufacturing capabilities of many of its largest customers.

     The independent wafer fabrication business is also highly competitive. The Company expects its wafer fabrication services to compete primarily with independent wafer foundries such as Chartered Semiconductor Manufacturing, Ltd., Taiwan Semiconductor Manufacturing Company, Ltd. and United Microelectronics Corporation, as well as with device manufacturers such as LG Semicon Co., Ltd., Hitachi, Ltd., Toshiba Corp. and Winbond Electronics Corporation, which provide foundry services for other semiconductor companies. Each of these companies has significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities and have been operating for some time. Many of these companies have also established relationships with many large semiconductor companies which are current or potential customers of the Company. The principal elements of competition in the wafer foundry market include technology, delivery cycle times, price, product performance, quality, production yield, responsiveness and flexibility, reliability and the ability to design and incorporate product improvements. See "Risk Factors -- Competition."

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are focused on developing new package designs and process capabilities, and on improving the efficiency and capabilities of its existing production processes and materials. The Company believes that technology development is one of the key success factors in the packaging market and believes that it has a distinct advantage in this area. In addition to its internal development work, and its co-development work with ASI, the Company also works closely with its packaging equipment and raw material suppliers in developing advanced processing capabilities and materials for use in the Company's production process. Currently, the Company is focusing on development programs that extend the capability and applicability of the BGA packaging format. These include high performance BGAs for microprocessors and other high-end devices, and a chip size package for memory. In addition, the Company is aggressively developing a flip-chip die attach and connect process for its laminate packages that has the potential to reduce packaging size and cost and improve package performance significantly. The flip-chip packaging process involves attaching the die I/O terminals directly to the lead circuits on the substrate without the use of gold wires. In addition to providing a smaller package size, this process is expected to result in significant improvements in packaging yields by eliminating the delicate wire bonds from the package.

     As of June 30, 1998, the Company employed approximately 95 persons in research and development activities. In addition, other management and operational personnel are involved in research and development activities. In 1995, 1996, 1997 and the six months ended June 30, 1998, the Company's research and development expenses were approximately $8.7 million, $10.9 million, $8.5 million and $4.0 million, respectively. The Company expects to continue to invest significant resources in research and development.

INTELLECTUAL PROPERTY

     The Company currently holds 24 U.S. patents, five of which are jointly held with ASI, related to various IC packaging technologies, in addition to other pending patents. These patents will expire at various dates from 2012 through 2016. With respect to development work undertaken jointly with ASI, the Company and ASI share intellectual property rights under the terms of the Supply Agreements between the Company and ASI. The Supply Agreements also provide for the cross-licensing of intellectual property rights between the Company and ASI. In addition, the Company enters into agreements with other developers of packaging technology to license or otherwise obtain certain process or packaging technologies.

     The Company expects to continue to file patent applications when appropriate to protect its proprietary technologies; however, the Company believes that its continued success depends primarily on factors such as the technological skills and innovation of its personnel rather than on its patents. The process of seeking patent protection can be expensive and time consuming. There can be no assurance that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage to the Company. Moreover, there can be no assurance that any patent rights will be upheld in the future or that the Company will be able to preserve any of its other intellectual property rights.

     Although the Company is not currently a party to any material litigation, the semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. As is typical in the semiconductor industry, the Company may receive communications from third parties asserting patents on certain of the Company's technologies. In the event any third party were to make a valid claim against the Company or ASI, the Company or ASI could be required to discontinue the use of certain processes or cease the manufacture, use, import and sale of infringing products to pay substantial damages and to develop non-infringing technologies or to acquire licenses to the alleged infringed technology. The Company's business, financial condition and results of operations could be materially and adversely affected by such developments. Litigation, which could result in substantial cost to and diversion of resources of the Company, may also be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or the occurrence of litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, ASI has obtained intellectual property for wafer manufacturing primarily from TI. The licenses granted to ASI by TI under the TI Technology Agreements are very limited. Although TI has granted to ASI a license under TI's trade secret rights to use TI's technology in connection with ASI's provision of wafer fabrication services, TI has not granted ASI a license under its patents, copyrights and mask works to manufacture semiconductors for third parties. Although TI has agreed that TI will not assert a claim for patent, copyright or mask work right infringement against ASI or the Company in connection with ASI's manufacture of semiconductor products for third parties, TI has reserved the right to bring such infringement claims against ASI's or the Company's customers with respect to semiconductor products purchased from ASI or the Company. As a result, ASI's and the Company's customers could be subject to patent litigation by TI and others, and ASI and the

Company could in turn be subject to litigation by such customers and others, in connection with the sale of wafers produced by ASI. Any such litigation could materially and adversely affect ASI's ability to continue to manufacture wafers and ASI's and the Company's business, financial condition and results of operations.

ENVIRONMENTAL MATTERS

     The semiconductor packaging process involves a significant amount of chemicals and gases which are subject to extensive governmental regulations. For example, liquid waste is produced at the stage at which silicon wafers are diced into chips with the aid of diamond saws and cooled with running water. In addition, excess materials on leads and moldings are removed from packaged semiconductors in the trim and form process. The Company has installed equipment to collect certain solvents used in connection with its manufacturing process and has contracted with independent waste disposal companies to remove such hazardous material.

     Federal, state and local regulations in the United States, as well as environmental regulations in Korea and the Philippines, impose various controls on the storage, handling, discharge and disposal of chemicals used in the Company's and ASI's manufacturing processes and on the facilities occupied by the Company and ASI. The Company believes that its activities, as well as those of ASI, conform to present environmental and land use regulations applicable to their respective operations and current facilities. Increasing public attention has, however, been focused on the environmental impact of semiconductor manufacturing operations and the risk to neighbors of chemical releases from such operations. There can be no assurance that applicable land use and environmental regulations will not in the future impose the need for additional capital equipment or other process requirements upon the Company or ASI or restrict the Company's or ASI's ability to expand their respective operations. The adoption of new ordinances or similar measures or any failure by the Company or ASI to comply with applicable environment and land use regulations or to restrict the discharge of hazardous substances could subject the Company or ASI to future liability or cause their respective manufacturing operations to be curtailed or suspended.

EMPLOYEES

     As of June 30, 1998, the Company had approximately 9,880 full-time employees, 8,105 of whom were engaged in manufacturing, 1,260 in manufacturing support, 95 in research and development, 210 in marketing and sales, and 210 in finance, business management, and administration. The Company's employees are not represented by any collective bargaining agreement, and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good. See "Risk Factors -- Dependence on Key Personnel and Availability of Skilled Workforce."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of June 30, 1998 are as follows:

                   NAME                     AGE                        POSITION
                   ----                     ---                        --------
James J. Kim..............................   62   Chief Executive Officer and Chairman
John N. Boruch............................   56   President and Director
Frank J. Marcucci.........................   63   Chief Financial Officer
Eric R. Larson............................   42   Vice President
Michael D. O'Brien........................   66   Vice President
Winston J. Churchill......................   57   Director
Robert E. Denham..........................   52   Director
Thomas D. George(1)(2)....................   58   Director
Gregory K. Hinckley(1)(2).................   51   Director

---------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     James J. Kim. James Kim has served as the Company's Chief Executive Officer since September 1997. Mr. Kim founded AEI in 1968 and has served as its Chairman since 1970. He has also served as the Chairman of the Anam group of companies and a director of ASI since 1992. Mr. Kim is a director of CFM Technologies, Inc. Mr. Kim earned B.S. and M.A. degrees in Economics from the University of Pennsylvania. Mr. Kim is Chairman of The Electronics Boutique, Inc., an electronics retail chain, and Forte Systems, Inc., an information technology, consulting and outsourcing company.

     John N. Boruch. John Boruch has served as President and a director of the Company since September 1997. Mr. Boruch has served as President of AEI since February 1992. From 1991 to 1992 he served as AEI Corporate Vice President in charge of Sales. Mr. Boruch earned a B.A. in Economics from Cornell University. Mr. Boruch joined the Company in 1984.

     Frank J. Marcucci. Frank Marcucci has served as the Chief Financial Officer of the Company since September 1997. Mr. Marcucci has served as the Chief Financial Officer of AEI since joining AEI in 1980. Mr. Marcucci earned a B.S. in Business Administration from Duquesne University and an MBA from the University of Pittsburgh. Mr. Marcucci is a Certified Public Accountant.

     Eric R. Larson. Eric Larson has served as Vice President of the Wafer Fabrication business of the Company since September 1997. Mr. Larson has served as President of Amkor/Anam Semiconductor, a division of AEI, since December 1996. From 1979 to 1996 he worked for the Hewlett-Packard Company ("HP") in various management capacities, most recently as Worldwide Marketing Manager for disk products. In addition, Mr. Larson was the worldwide Manager of Sales and Marketing of the IC Business Division of HP from July 1985 to May 1993. Mr. Larson earned a B.A. in Political Science from Colorado State University and an MBA from the University of Denver.

     Michael D. O'Brien. Michael O'Brien has served as the Vice President of Packaging and Testing Operations of the Company since September 1997. Mr. O'Brien has served as Corporate Vice President of AEI since 1990. Mr. O'Brien earned a B.S. from Texas A&M University. Mr. O'Brien joined the Company in 1988.

     Winston J. Churchill. Mr. Churchill has been a director of the Company since July 1998. Mr. Churchill is a managing general partner of SCP Private Equity Partners, L.P., a private equity fund sponsored by Safeguard Scientifics, Inc. He is also chairman of Churchill Investment Partners, Inc. and CIP Capital Management, Inc. From 1984 to 1989, Mr. Churchill was a general and, later, a managing partner of a private investment firm. From 1967 to 1983 he practiced law at the Philadelphia firm of Saul, Ewing, Remick & Saul where he served as Chairman of the Banking and Financial Institutions Department, Chairman of the Finance

Committee and was a member of the Executive Committee. Mr. Churchill is chairman of the board of Central Sprinkler Corporation and IBAH, Inc. He is also a member of the boards of Geotek Communications, Inc. and Griffin Land & Nurseries, Inc. From 1989 to 1993 he served as Chairman of the Finance Committee of the Pennsylvania Public School Employes' Retirement System. Mr. Churchill is also a member of the Executive Committee of the Council of Institutional Investors.

     Robert E. Denham. Mr. Denham has been a director of the Company since July 1998. He is a partner in the law firm of Munger, Tolles & Olson, having rejoined the firm in 1998 after serving as the Chairman and Chief Executive Officer of Salomon Inc. from June 1992 to December 1997. Mr. Denham joined Salomon Inc. in August 1991 as General Counsel of Salomon Inc. and its subsidiary, Salomon Brothers. Prior to joining Salomon Inc., Mr. Denham worked for twenty years at the law firm of Munger, Tolles & Olson. Mr. Denham served as a U.S. Representative to the APEC Business Advisory Council, appointed to that position by President Clinton. He is a member of the Council on Foreign Relations and the OECD Business Sector Advisory Group on Corporate Governancy. He is also one of the four public members of the Independence Standards Board (established by the Securities and Exchange Commission to develop principles for determining independence of accountants).

     Thomas D. George. Mr. George has been a director of the Company since November 1997. Mr. George was Executive Vice President, and President and General Manager, Semiconductor Products Sector ("SPS") of Motorola from April 1993 to May 1997. Prior to that, he held several positions with Motorola, including Executive Vice President and Assistant General Manager, SPS from November 1992 to April 1993 and Senior Vice President and Assistant General Manager, SPS from July 1986 to November 1992. Mr. George is currently retired.

     Gregory K. Hinckley. Mr. Hinckley has been a director of the Company since November 1997. Mr. Hinckley serves as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mentor Graphics Corporation since January 1997. From November 1995 until December 1996 he held the position of Senior Vice President with VLSI, a manufacturer of complex ASICs. From August 1992 until December 1996, Mr. Hinckley held the position of Vice President, Finance and Chief Financial Officer with VLSI. From December 1991 until August 1992, he was an independent consultant. Mr. Hinckley is a director of OEC Medical Systems, Inc., a manufacturer of medical imaging equipment.

DIRECTOR COMPENSATION

     Directors who are also employees or officers of the Company do not receive compensation for their services as directors. Non-employee directors are eligible to receive an annual retainer of $15,000 plus per meeting fees of $1,000 per board meeting and $1,000 per committee meeting attended. Directors are reimbursed for travel and related expenses incurred by them in attending board and committee meetings.

     1998 Director Option Plan. The Company's 1998 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in January 1998 and was approved by the Company's stockholders in April 1998. The Director Plan became effective immediately prior to the Initial Public Offering. A total of 300,000 shares of Common Stock have been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary. The Director Plan provides for an initial grant of options to purchase 15,000 shares of Common Stock to each new nonemployee director of the Company (an "Outside Director") upon the later of the effective date of the Director Plan or the date which such individual first becomes an Outside Director. In addition, each Outside Director will automatically be granted subsequent options to purchase 5,000 shares of Common Stock on each date on which such Outside Director is re-elected by the stockholders of the Company, provided that as of such date such Outside Director has served on the Board of Directors for at least six months. The exercise price of the options is 100% of the fair market value of the Common Stock on the grant date, except that with respect to initial grants to directors on the effective date of the Director Plan the exercise price was equal 94% of the Initial Public Offering price per share of Common Stock in the Initial Public Offering. The term of each option is ten years. Each option granted to an Outside Director vests as to 33 1/3% of the optioned stock one year after the date of grant, and as to an additional 33 1/3% of the optioned stock on each anniversary of the date of grant, provided that the optionee continues to serve as an Outside Director on such date so that 100% of the optioned stock may be exercisable three years after the date of grant. In the event of the sale of all or substantially all the Company's assets or the merger of the company with or into another corporation, all outstanding options under the Director Plan may either be assumed or an equivalent option may be substituted by the surviving entity. Following such assumption or substitution, if the director is terminated other than upon a voluntary resignation, such assumed or substituted options will vest and become exercisable in full. If no assumption or substitution occurs, each such option will vest and become exercisable in full. The Director Plan will terminate in January 2008 unless sooner terminated by the Board of Directors.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee is comprised of Messrs. George and Hinckley. The functions of the Compensation Committee are to review and approve annual salaries, bonuses, and grants of stock options pursuant to the Company's 1998 Stock Plan and to review and approve the terms and conditions of all employee benefit plans or changes thereto. The Audit Committee is comprised of Messrs. George and Hinckley. The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent auditors of the Company, discuss and review in advance the scope and the fees of the annual audit and review the results thereof with the independent auditors, review and approve non-audit services of the independent auditors, review compliance with existing major accounting and financial reporting policies of the Company, review the adequacy of the financial organization of the Company, and review management's procedures and policies relating to the adequacy of the Company's internal accounting controls and compliance with applicable laws relating to accounting practices.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth compensation earned during the fiscal year ended December 31, 1997, by the Company's Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus during such year exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL COMPENSATION(1)
                                                           ----------------------     ALL OTHER
             NAME AND PRINCIPAL POSITIONS                   SALARY        BONUS      COMPENSATION
             ----------------------------                  ---------    ---------    ------------
James J. Kim, Chief Executive Officer and
  Chairman(2)..........................................    $500,000     $500,000       $  6,000
John N. Boruch, President(3)...........................     415,000      375,000          6,000
Frank J. Marcucci, Chief Financial Officer(4)..........     254,000      100,000        245,000
Eric R. Larson, Vice President.........................     220,000           --             --
Michael D. O'Brien, Vice President.....................     249,000      100,000             --

---------------

(1) At the time of the Initial Public Offering, Messrs. Boruch, Marcucci, Larson and O'Brien received option grants of 400,000 shares, 110,000 shares, 90,000 shares and 90,000 shares, respectively, of Common Stock under the Company's 1998 Stock Plan, in each case with an exercise price per share equal to the Initial Public Offering price per share.

(2) All other compensation for Mr. Kim represents the amount of insurance premium paid by the Company on Mr. Kim's behalf for a life insurance policy. Effective January 1, 1998, Mr. Kim is compensated at an annual salary of $750,000 and he may earn an annual bonus of up to $500,000 if the Company achieves its annual operating plan, as approved by the Company's Board of Directors.

(3) All other compensation for Mr. Boruch represents the amount of insurance premium paid by the Company on Mr. Boruch's behalf for a life insurance policy.

(4) All other compensation for Mr. Marcucci represents the amount of insurance premium paid by the Company on Mr. Marcucci's behalf for a life insurance policy together with a bonus paid to

     Mr. Marcucci to cover the income taxes owed by Mr. Marcucci as a result of the payment of such insurance premium.

STOCK PLANS

     1998 Stock Plan. The Company's 1998 Stock Plan (the "1998 Plan") provides for the grant to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986 (the "Code"), and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The 1998 Plan was adopted by the Board of Directors in January 1998 and was approved by the Company's stockholders in April 1998. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. The maximum aggregate number of shares which may be optioned and sold under the 1998 Plan is 5,000,000, plus an annual increase to be added on each anniversary date of the adoption of the 1998 Plan equal to the lesser of (i) the number of shares of Common Stock needed to restore the maximum aggregate number of shares of Common Stock which may be optioned and sold under the 1998 to 5,000,000, or
(ii) a lesser amount determined by the Board of Directors.

     The 1998 Plan may be administered by the Board of Directors or a committee appointed by the Board of Directors (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Board of Directors or the Committee, as applicable, has the power to determine the terms of options granted, including the exercise price and the fair market value, to reduce the exercise price of any option to the then current fair market price if the fair market value of the Common Stock covered by such option shall have declined since the date the option was granted, the number of shares subject to the option or stock purchase right, and the exercisability thereof and the form of consideration payable upon such exercise. In addition, the Board of Directors has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1998 Plan.

     Unless determined otherwise by the administrators, options and stock purchase rights granted under the 1998 Plan are not transferable by the optionee, and each option and stock purchase right is generally exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1998 Plan must generally be exercised within 30 days following termination of an optionee's status as an employee, director or consultant of the Company, within twelve months after an optionee's termination by disability, and within twelve months after an optionee's termination by death, but in no event later than the expiration of the option. In the case of stock purchase rights, unless the administrator determines otherwise, a restricted stock purchase agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). The purchase price for shares repurchased pursuant to a restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the administrator. The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the shares on the date of grant. The exercise price of nonstatutory stock options granted under the 1998 Plan is determined by the Committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any employee who owns stock possessing more than ten percent of the voting power of all classes of the Company's, or any parent or subsidiary of the Company's outstanding capital stock, the exercise price of any incentive stock option granted to such person must equal at least 110% of the fair market value of the Common Stock on the date of grant and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Plan may not exceed ten years.

     The 1998 Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, each outstanding option and stock purchase right will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for the option or stock purchase right, the optionee shall have the right to exercise all of the optioned stock, including shares as to which it would not otherwise be exercisable.

     1998 Stock Option Plan for French Employees. The 1998 Stock Option Plan for French Employees (the "French Plan") was approved by the Board of Directors in April 1998. Unless terminated sooner, the French Plan will continue in existence for 5 years. The French Plan provides for the granting of options to employees of Amkor/Anam EuroServices S.A.R.L. and Amkor Wafer Fabrication Services SARL, the Company's French subsidiaries (the "French Subsidiaries"). A total of 250,000 shares of Common Stock have been reserved for issuance under the French Plan plus an annual increase to be added on each anniversary date of the adoption of the French Plan equal to the lesser of (i) the number of shares of Common Stock needed to restore the maximum aggregate number of shares of Common Stock which may be optioned and sold under the French Plan to 250,000, or (ii) a lesser amount determined by the Board of Directors. Options granted under the French Plan are not transferable by the optionee other than by will or by the laws of descent and distribution. The exercise price for each option granted under the French Plan shall be 100% of the fair market value of the shares of Common Stock on the date the option is granted and the maximum term of the option must not exceed ten years.

     Stock options granted under the French Plan vest over a five year period with 50% of the shares subject to cash options vesting on the second anniversary of the vesting commencement date and 1/24 of the remaining shares subject to each option vesting each month thereafter. Shares subject to the options granted under the French Plan may not be transferred, assigned or hypothecated in any manner other than by will or the laws of descent or distribution before the date which is five years after the date of grant.

     The French Plan may be administered by the Board of Directors or a committee appointed by the Board of Directors (the "Committee"). The Board of Directors or the Committee, as applicable, has the power to determine the terms of options granted, including the exercise price and the fair market value the number of shares subject to the option and the exercisability thereof and the form of consideration payable upon such exercise. In addition, the Board of Directors has the authority to amend, suspend or terminate the French Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the French Plan.

     Unless determined otherwise by the administrators, options granted under the French Plan are not transferable by the optionee, and each option is generally exercisable during the lifetime of the optionee only by such optionee. Options granted under the French Plan must generally be exercised within 30 days following termination of an optionee's status as an employee of either of the French Subsidiaries, within six months after an optionee's termination by disability, and within six months after an optionee's termination by death, but in no event later than the expiration of the option. The term of all options granted under the French Plan may not exceed ten years.

     The French Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, each outstanding option will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for the option, the optionee shall have the right to exercise all of the optioned stock, including shares as to which it would not otherwise be exercisable.

     1998 Employee Stock Purchase Plan. The Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in January 1998 and was approved by the stockholders in April 1998. The Purchase Plan will be implemented on October 1, 1998. A total of 1,000,000 shares of Common Stock have been made available for sale under the Purchase Plan and an annual increase is to be added on each anniversary date of the adoption of the Purchase Plan equal to the lesser of (i) the number of shares needed to restore the maximum aggregate number of shares available for sale under the Purchase Plan to 1,000,000, or (ii) a lesser amount determined by the Board of Directors. The Purchase Plan, which is intended to qualify under Section 423 of the Code is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors of the Company but excluding 5% or greater stockholders) are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. The Purchase

Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of the compensation an employee receives on each pay day. The Purchase Plan will be implemented by consecutive six-month offering periods except that the first offering period will begin on October 1, 1998 and will last for seven months. Subsequent offering periods will begin on May 1 and November 1 of each year. Each participant will be granted an option on the first day of an offering period, and shares of Common Stock will be automatically purchased on the last date of each purchase period within the offering period. If the fair market value of the Common Stock on any purchase date (other than the final purchase date of the offering period) is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of the Common Stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of Common Stock on the start date of the offering period or on the purchase date. Employees may end their participation in an offering period at any time, and participation ends automatically on termination of employment with the Company. In the event of a proposed dissolution or liquidation of the Company, the offering periods then in progress will be shortened by setting a new exercise date that is before the dissolution or liquidation, and will terminate immediately prior to the consummation of the proposed action, unless otherwise provided by the Board. In the event of a proposed sale of all or substantially all of the Company's assets or the merger of the Company with or into another corporation, each outstanding option will be assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for the options, the offering periods then in progress will be shortened by setting a new exercise date that is before the sale or merger and the offering periods then in progress will end on the new exercise date. Each participant will be notified at least ten business days prior to the new exercise date, and unless such participant ends his or her participation, the option will be exercised automatically on the new exercise date. The Purchase Plan will terminate in January 2008, unless sooner terminated by the Board of Directors.

401(k) PLAN

     The Company participates in a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers certain of the Company's employees who are at least 21 years of age. Pursuant to the 401(k) Plan, employees may elect to reduce their current eligible compensation by up to 13% of eligible compensation or the statutorily prescribed annual limit, whichever is lower, and have the amount of such reduction contributed to the 401(k) Plan. After an eligible employee completes one year of service and has attained age 21, he or she will become eligible for the Company matching contributions effective as of the quarterly entry date after meeting these service and age requirements. The matching contribution amount is a discretionary amount as determined from time to time by the Company. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of designated investment options.

PHILIPPINE PENSION PLANS

     The Company adopted a retirement plan for its eligible Philippine employees and those eligible employees of designated affiliated companies and subsidiaries of the Company, the Amkor/Anam Pilipinas, Incorporated Employees' Retirement Benefit Plan (the "Phillipine Plan"), originally effective January 1, 1988, and most recently amended on January 1, 1997. Eligible employees are employees with regular and permanent status that have been employed continuously for one (1) year by a participating company. Currently, the companies participating in the Phillipine Plan are AMI, AAAP, and Anam Amkor Precision Machine Company (Phils.), Incorporated. At normal retirement age (age 60), death, or upon total and permanent disability, a participant will receive a lump sum benefit payment based on a percentage of his or her final base monthly salary, as determined by his or her years of credited service. A participant who retires at age 50 with at least ten (10) years of service will receive a reduced payment based on the same formula.

Company contributions to the Phillipine Plan are held in trust. The Phillipine Plan is presently underfunded by $3.8 million. See Note 9 of Notes to Consolidated Financial Statements.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Certificate of Incorporation that eliminate to the fullest extent permissible under Delaware law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Bylaws provide that the Company shall indemnify its directors and officers, and may indemnify its other employees and agents, to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     There is no currently pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted.

                              CERTAIN TRANSACTIONS

     ASI was founded in 1956 by Mr. H. S. Kim, who currently serves as the honorary Chairman and a Representative Director of ASI. ASI is a member of the Anam Group of companies, consisting principally of companies in Korea in the electronics industries. The management of ASI and the other companies in the Anam Group are influenced to a significant degree by the family of H. S. Kim, which, together with the Company, collectively owned approximately 40.7% of the outstanding common stock of ASI as of December 31, 1997. A significant portion of the shares owned by the Kim family are leveraged and as a result of this, or for other reasons, the family's ownership could be substantially reduced. James Kim, the founder of the Company and currently its Chairman and Chief Executive Officer, is the eldest son of H. S. Kim. Since January 1992, in addition to his other responsibilities, James Kim has been serving as acting Chairman of the Anam Group and a director of ASI. Mr. In-Kil Hwang, the President and a Representative Director of ASI, is the brother-in-law of James Kim. In addition, four other members of Mr. Kim's family are on the 13-member Board of Directors of ASI. In connection with the Reorganization, Mr. James Kim and members of his family exchanged their interests in the Amkor Companies in return for shares of Common Stock. James Kim and members of his family beneficially own approximately 65.8% of the outstanding Common Stock, and Mr. Kim and other members of his family will continue to exercise significant control over the Company. The Company and ASI have had a long-standing relationship. In 1996, 1997 and the six months ended June 30, 1998, approximately 72%, 68% and 67%, respectively, of the Company's revenues were derived from sales of services performed for the Company by ASI. In addition, substantially all of the revenues of ASI in 1996, 1997 and the six months ended June 30, 1998 were derived from services sold by the Company. The Company expects that the businesses of the Company and ASI will continue to remain highly interdependent by virtue of their supply relationship, overlaps and family ties between their respective shareholders and management, financial relationships, coordination of product and operation plans, joint research and development activities and shared intellectual property rights. See "Relationship with ASI" and "Reorganization."

     The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance to them expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     In connection with the Reorganization, the Company has entered into tax indemnification agreements with Mr. and Mrs. Kim and the Kim Family Trusts pursuant to which the Company will be indemnified by such stockholders with respect to their proportionate share of any U.S. federal or state corporate income taxes attributable to the failure of AEI to qualify as an S Corporation for any period or in any jurisdiction for which S Corporation status was claimed through the Termination Date. The tax indemnification agreements also provide that under certain circumstances the Company will indemnify Mr. and Mrs. Kim and the Kim Family Trusts if such stockholders are required to pay additional taxes or other amounts attributable to taxable years on or before the Termination Date as to which AEI filed or files tax returns claiming status as an S Corporation. AEI has made various distributions to such stockholders which have enabled them to pay their income taxes on their allocable portions of the income of AEI. Such distributions totaled approximately $13.0 million, $5.0 million and $33.1 milliion in 1996, 1997 and the first six months of 1998, respectively. The Company believes that the amount of such undistributed net earnings was less than $1.0 million at June 30, 1998. See "Reorganization" and Notes 1 and 10 of Notes to Consolidated Financial Statements.

     In February 1998 the Company sold its investment in ASI common stock to AK Investments, Inc. ("AK Investments"), a company owned by Mr. Kim, for $13.9 million, the market value determined by the closing price of ASI shares on the Korea Stock Exchange on the date of the sale. In exchange for such shares, AK Investments assumed $13.9 million of the Company's long-term borrowing from AUSA. See Note 6 of Notes to Consolidated Financial Statements.

     In June, 1998, the Company purchased ASI's 40% interest in AAP for approximately $34 million.

     The Company incurs charges from ASI for assembly and test services performed on a monthly basis. Historically, the Company has paid ASI for these services on net 30-day terms. On July 21, 1998 the

Company entered into a prepayment agreement with ASI relating to assembly and test services. In accordance with the agreement, the Company made a $50 million non-interest bearing advance to ASI, representing approximately one month's charges for assembly and test services. The Company will offset this advance against billings by ASI for assembly and test services provided in the fourth quarter of 1998. This amount will be reflected in the current portion of Due from Affiliate.

     In connection with its wafer foundry agreement with TI, the Company and TI agreed to revise certain payment and other terms contained in the Master Purchase Agreement. As part of the revision, TI agreed to advance ATI $20 million in June 1998 as a prepayment of wafer foundry services to be provided in the fourth quarter of 1998. The Company has recorded this amount in accrued expenses. The Company in turn advanced these funds to ASI as a prepayment for foundry service charges. The Company will offset the advance to ASI against billings by ASI in the fourth quarter of 1998. This amount is reflected in the current portion of due from affiliate. Under the terms of the revision to the Master Purchase Agreement, the Company is ultimately responsible to reimburse TI for any inability of ASI to comply with the terms of the agreement.

     To facilitate capacity expansion for new product lines, certain customers advanced ATI funds to purchase certain equipment to fulfill such customers' forecasts. In certain cases, the customer has requested that the equipment be installed in the ASI factories. In these cases, the Company receives funds from the customer and advances the funds to ASI. ASI in turn purchases the necessary equipment. ASI repays ATI through a reduction of the monthly processing charges related to the customer product being assembled. ATI will reduce its obligation to the customer through a reduction in the accounts receivable, due from the customer, at the time services are billed. These amounts are reflected in accrued expenses and current portion of due from affiliate. As of June 30, 1998 this amount was approximately $5.8 million.

     The Company utilizes Anam S&T Co, Ltd. (AST) (an affiliate of ASI) as a key supplier of leadframes. Historically, the Company has paid AST for these services on net 30-day terms. Effective at the end of July 1998, the Company changed its payment policy from net 30-days, to paid-in advance. Accordingly the Company now pays for its materials before shipment. This change in payment policy resulted in an advance to AST of approximately $5 million at the end of July 1998. This amount will be reflected in the current portion of Due from Affiliate.

     Mr. Kim has executed certain guarantees to lenders in connection with certain debt instruments of the Amkor Companies that remain outstanding. The total contingent liability under such guarantees equalled approximately $74 million as of June 30, 1998. See Note 14 of Notes to Consolidated Financial Statements.

     The Company and Mr. Kim currently are parties to a loan agreement under which Mr. Kim may borrow funds from the Company, subject to the Company's consent. Mr. Kim has recognized compensation in 1996 and 1997 in the amount of $101,716 and $3,000, respectively of imputed interest for loans under this agreement. Since the beginning of the 1996 fiscal year, the maximum amount outstanding under such agreement has been $6.5 million. All amounts due from Mr. Kim have been repaid in full subsequent to December 31, 1997.

     In 1996, Mr. Kim sold his interest in Amkor Anam Test Services, Inc., representing half of its outstanding capital stock, to AEI for $910,350. See
Note 17 of Notes to Consolidated Financial Statements.

     AK Investments purchased certain securities held by AEI for $49.7 million, which consideration was paid by assuming from AEI certain non-current payables from AUSA. Subsequent to the sale of investments to AK Investments, AEI loaned AK Investments an additional $12.8 million. This loan was repaid in full as of March 31, 1998. See Notes 6 and 14 of Notes to Consolidated Financial Statements. AK Investments repaid such amount in full during March 1998.

     In 1996, the Kim Family Trusts borrowed $5.3 million at market interest rates from AEI to purchase the real estate and develop the facilities that comprise the Company's Chandler, Arizona plant and offices. In 1997, the Kim Family Trusts, after making improvements, sold the real estate and facilities back to AEI for $5.7 million which was used to repay the original loan from AEI. See Note 14 of Notes to Consolidated Financial Statements.

     Members of the Kim family own all the outstanding shares of Forte Systems, Inc. ("Forte"). The Company and Forte currently are parties to a loan agreement under which Forte may borrow funds at market interest rates from the Company, subject to the Company's consent. Since the beginning of the 1996 fiscal year, the maximum amount outstanding under such agreement has been $3.8 million. See
Note 14 of Notes to Consolidated Financial Statements.

     Members of the Kim family own all the outstanding shares of The Electronics Boutique, Inc. (the "Electronics Boutique"). The Company and the Electronics Boutique currently are parties to a loan agreement under which the Electronics Boutique may borrow funds at market rates from the Company, subject to the Company's consent. Since the beginning of the 1996 fiscal year, the maximum amount outstanding under such agreement in the ordinary course of business of the Electronics Boutique's business has been $3.0 million. In addition, in 1996, the Electronics Boutique borrowed $50 million from AEI in connection with a contemplated acquisition. However, this acquisition was abandoned by the Electronics Boutique and the $50 million was repaid to AEI within eleven working days of the date it was borrowed. Finally, the Company has guaranteed certain vendor obligations and a line of credit of the Electronics Boutique, which total approximately $8.7 million and $3.3 million, respectively as of June 30, 1998. See Note 14 of Notes to Consolidated Financial Statements.

     In addition, in each of the last three years, various Electronics Boutique expenses were paid by the Company on behalf of Electronics Boutique and various Company expenses were paid by Electronics Boutique on behalf of the Company. These expenses include insurance premiums, employee medical claims, interest, rent and other miscellaneous expenses. In 1995, 1996 and 1997, the Company made net advancements on behalf of Electronics Boutique of $604,000, $128,000 and $147,000. In 1997, Electronics Boutique repaid to the Company $2.4 million of current and prior year advancements.

     The Company has also unconditionally guaranteed obligations of EB Canada, a subsidiary of Electronics Boutique, under a $4 million term loan agreement and a $1 million line of credit. As of June 30, 1998, there was $3.3 million outstanding under the term loan and no amounts outstanding under the line of credit.

     The Company leases office space in West Chester, Pennsylvania from the Kim Family Trusts. The lease expires in 2006. The Company has the option to extend the lease for an additional 10 years. The monthly rent pursuant to such lease is $92,000. The Company sub-leases a portion of this office space to Forte for which the monthly rent is $43,000. See Note 14 of Notes to Consolidated Financial Statements.

     At December 31, 1996 and 1997 and June 30, 1998, the Company had advances and notes receivable from affiliates other than ASI and AUSA of $23.0 million, $36.5 million and $27.5 million, respectively. See Note 14 of Notes to Consolidated Financial Statements.

     The Company maintains split-value life insurance policies on the joint lives of James J. Kim and Agnes C. Kim for the benefit of the Trust of James J. Kim Dated September 30, 1992 (the "1992 Trust"). The aggregate annual premiums on such policies paid by the Company are approximately $0.7 million. Upon the death of James J. Kim or Agnes C. Kim resulting in receipt by the 1992 Trust of death benefits, or upon the surrender, cancellation or lapse of the policy, the Company will receive an amount equal to the lesser of the total net premiums paid in cash by it or the net cash surrender value of the policy as of the date of death or surrender.

     Mr. Robert Denham was appointed to the Company's Board of Directors in July 1998. Until December 1997 Mr. Denham was the Chairman of Salomon Inc., one of the predecessors of Salomon Smith Barney, Inc., one of the underwriters for the Company's initial public offering.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock outstanding as of the date of this Prospectus, by
(i) each person or entity who is known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all directors and executive officers of the Company as a group.

                                                              BENEFICIAL OWNERSHIP(1)
                                                              -----------------------
                      NAME AND ADDRESS                          NUMBER       PERCENT
                      ----------------                        -----------    --------
James J. and Agnes C. Kim(2)(3)(4)..........................  32,275,000      27.38%
  1345 Enterprise Drive
  West Chester, PA 19380
David D. Kim Trust of December 31, 1987(3)(5)...............  13,750,000      11.67
  1500 E. Lancaster Avenue
  Paoli, PA 19301
John T. Kim Trust of December 31, 1987(3)(5)................  13,750,000      11.67
  1500 E. Lancaster Avenue
  Paoli, PA 19301
Susan Y. Kim Trust of December 31, 1987(3)(5)(6)............  13,750,000      11.67
  1500 E. Lancaster Avenue
  Paoli, PA 19301
Winston J. Churchill........................................      10,000       *
Robert E. Denham............................................       5,000       *
Thomas D. George............................................          --         --
Gregory K. Hinckley.........................................          --         --
John N. Boruch..............................................          --         --
Eric R. Larson..............................................          --         --
Frank J. Marcucci...........................................          --         --
Michael D. O'Brien..........................................          --         --
All directors and executive officers as a group (11
  persons)..................................................  32,290,000      27.38

---------------
* Represents less than 1%

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any share as to which the individual or entity has voting power or investment power. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to shares shown as beneficially owned.

(2) James J. and Agnes C. Kim are husband and wife. Accordingly, each may be deemed to beneficially own shares of Common Stock held in the name of the other.

(3) David D. Kim, John T. Kim and Susan Y. Kim are children of James J. and Agnes C. Kim. Each of the David D. Kim Trust of December 31, 1987, John T. Kim Trust of December 31, 1987 and Susan Y. Kim Trust of December 31, 1987 has in common Susan Y. Kim and John F.A. Earley as co-trustees, in addition to a third trustee (John T. Kim in the case of the Susan Y. Kim Trust and the John T. Kim Trust and David D. Kim in the case of the David D. Kim Trust) (the trustees of each trust may be deemed to be the beneficial owners of the shares held by such trust). In addition, the trust agreement for each of these trusts encourages the trustees of the trusts to vote the shares of Common Stock held by them, in their discretion, in concert with James Kim's family. Accordingly, the trusts, together with their respective trustees and James J. and Agnes C. Kim, may be considered a "group" under Section 13(d) of the Exchange Act. This group may be deemed to have beneficial ownership of 73,525,000 shares or 62.4% of the outstanding shares of Common Stock after the Initial Public Offering.

(4) Salomon Smith Barney may, subject to certain limitations, from time to time, borrow shares of Common Stock from Mr. and Mrs. Kim to settle short sales of Common Stock (or to return Common Stock previously borrowed by Salomon Smith Barney to settle such short sales) entered into by Salomon Smith Barney to hedge any long position in the Convertible Notes resulting from its market-making activities; provided that the total number of shares borrowed at any time may not exceed 7,000,000. See "Plan of Distribution." If at any time 7,000,000 shares are borrowed from Mr. and Mrs. Kim and sold and not returned, their beneficial ownership of the Common Stock would be reduced to 20.2%.

(5) These three trusts together with the trusts described in note (6) below comprise the Kim Family Trusts.

(6) Includes 8,200,000 shares held by a trust established for the benefit of Susan Y. Kim's children.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 500,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value. As of June 30, 1998, there were an aggregate of 117,860,000 shares of Common Stock outstanding, 3,168,500 shares of Common Stock issuable upon exercise of outstanding options, 3,381,500 shares of Common Stock reserved for issuance under the Company's 1998 Stock Plan, 1998 Stock Option Plan for French Employees, 1998 Director Option Plan and 1998 Employee Stock Purchase Plan and 15,333,333 shares of Common Stock reserved for issuance upon conversion of the Convertible Notes.

     The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the Certificate of Incorporation and the Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable Delaware law.

     The Certificate of Incorporation and the Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors. See "Risk Factors -- Benefits of the Initial Public Offering to Existing Stockholders; Continued Control by Existing Stockholders."

     Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between the Company and its debtholders. The Company has never declared or paid cash dividends on its capital stock, expects to retain future earnings, if any, for use in the operation and expansion of its business, and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

PREFERRED STOCK

     The Company's Board of Directors is authorized to issue 10,000,000 shares of Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or making more difficult a change in control of the Company and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any additional shares of Preferred Stock. See "Risk Factors -- Anti-Takeover Effects of Delaware Law and Certain Charter Provisions."

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

     The Company is subject to Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law"), which regulates corporate acquisitions. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Anti-Takeover Law, a "business combination" includes, among other things, a merger or consolidation involving the Company and the interested shareholder and the sale of more than 10% of the Company's assets. In general, the Anti-Takeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the Company's outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law. See "Risk
Factors -- Anti-Takeover Effects of Delaware Law and Certain Charter
Provisions."

TRANSFER AGENT

     The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York Shareholder Services, 525 Washington Boulevard, Jersey City, NJ 07310; telephone (201) 324-0014.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Initial Public Offering, there had been no market for the Common Stock and there is no assurance that a significant public market for the Common Stock will be sustained. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

     As of the date of this Prospectus, the Company has outstanding 117,860,000 shares of Common Stock. In addition to the 40,250,000 shares of Common Stock offered pursuant to the Initial Public Offering, there are approximately 15,333,333 shares of Common Stock issuable upon conversion of the Convertible Notes, all of which will be freely tradeable. In addition, Salomon Smith Barney may, subject to certain limitations, from time to time, borrow shares of Common Stock from Mr. and Mrs. Kim to settle short sales of Common Stock (or to return Common Stock previously borrowed by Salomon Smith Barney to settle such short sales) entered into by Salomon Smith Barney to hedge any long position in the Convertible Notes resulting from its market-making activities; provided that the total number of shares borrowed at any time may not exceed 7,000,000. Salomon Smith Barney is not under any obligation to engage in any market-making transactions with respect to the Convertible Notes, and any market-making in the Convertible Notes actually engaged in by Salomon Smith Barney may cease at any time. See "Plan of Distribution." The shares of Common Stock borrowed and returned to Mr. and Mrs. Kim (the "Control Shares") may be resold from time to time by Mr. and Mrs. Kim subject to certain volume, manner of sale and other restrictions described below under Rule 144 under the Securities Act. Excluding all such freely tradeable shares and Control Shares, approximately 70,610,000 additional shares of Common Stock will be outstanding upon the closing of the Initial Public Offering (excluding 3,168,500 shares issuable upon the exercise of options outstanding as of June 30, 1998), all of which are "restricted" shares (the "Restricted Shares") under the Securities Act. Such Restricted Shares may be sold only if registered under the Securities Act or sold in accordance with an available exemption from such registration.

     Under Rule 144, a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned his or her Restricted Shares for at least one year, including persons who are affiliates of the Company, will be entitled to sell, within any three month period a number of Restricted Shares that does not exceed the greater of (i) one percent of the then outstanding number of shares of Common Stock (1,178,600 shares of Common Stock immediately after the consummation of the Initial Public Offering) or (ii) the average weekly trading volume of the shares of Common Stock during the four calendar weeks preceding each such sale. In addition, sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. After Restricted Shares are held for two years, a person who is not an affiliate of the Company is entitled to sell such shares under Rule 144 without regard to such volume limitations, or manner of sale, notice or public information requirements under Rule 144. Sales of Restricted Shares by affiliates will continue to be subject to such volume limitations, and manner of sale, notice and public information requirements.

     In connection with the Initial Public Offering, the Company agreed with the Underwriters not to offer, pledge, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities or options convertible into, or exchangeable or exercisable for, shares of Common Stock (other than the Convertible Notes) for a period of 180 days following April 30, 1998 without the prior written consent of Salomon Smith Barney, subject to certain limited exceptions. In addition, each of the Company's officers, directors and stockholders has agreed with the Underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, or file a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after April 30, 1998 other than pursuant to the Securities Loan Agreement or with the prior written consent of Salomon Smith Barney, subject to certain limited exceptions.

     Beginning April 29, 1999, approximately 70,610,000 Restricted Shares subject to the lock-up agreements will become eligible for sale in the public market pursuant to Rule 144.

     As of June 30, 1998 the Company had granted options to purchase 3,168,500 shares of Common Stock under the 1998 Stock Plan, 1998 Stock Option Plan for French Employees and the 1998 Director Option Plan. See "Management -- Stock Plans." The Company intends to file a Form S-8 registration statement under the Securities Act to register shares of Common Stock reserved for issuance under the 1998 Stock Plan, 1998 Director Option Plan and 1998 Employee Stock Purchase Plan, and shares of Common Stock issuable upon exercise of outstanding options. Shares of Common Stock issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and to lock-up agreements.

                              PLAN OF DISTRIBUTION

     Mr. and Mrs. Kim (referred to herein as the "Lender") and Salomon Smith Barney have entered into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Salomon Smith Barney may from time to time borrow, return and reborrow shares of Common Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 7,000,000 shares, subject to adjustment to provide antidilution protection. The Securities Loan Agreement is intended to facilitate market-making activity in the Convertible Notes by Salomon Smith Barney. Salomon Smith Barney may, subject to certain limitations, from time to time use Borrowed Securities to settle short sales of Common Stock (or to return Common Stock previously borrowed by Salomon Smith Barney to settle such short sales) entered into by Salomon Smith Barney to hedge any long position in the Convertible Notes resulting from its market-making activities. Such sales will be made on the Nasdaq National Market or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices.

     Market conditions will dictate the extent and timing of Salomon Smith Barney's market-making transactions in the Convertible Notes and the consequent need to borrow shares of Common Stock. The availability of shares of Common Stock under the Securities Loan Agreement, if any, at any time is not assured and any such availability does not assure market-making activity with respect to the Convertible Notes. Any market-making actually engaged in by Salomon Smith Barney may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Lender and the Company have agreed to indemnify Salomon Smith Barney against certain liabilities including liabilities under the Securities Act.

     In the ordinary course of business, Salomon Smith Barney has engaged in investment banking transactions with the Company (including as an Underwriter of the Initial Public Offering), Mr. and Mrs. Kim and their respective affiliates and may do so in the future.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and schedule of Amkor Technology, Inc. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, included in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports dated February 3, 1998 (except with respect to the sale of the investment in Anam Semiconductor, Inc. ("ASI") common stock discussed in Note 6 to the Consolidated Financial Statements, as to which the date is February 16, 1998, the Reorganization discussed in Note 1, as to which the date is April 29, 1998 and the Initial Public Offering discussed in Note 2, as to which the date is May 8,
1998) with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. In those reports, such firm states that with respect to the investment in ASI its opinion is based on the report of other independent public accountants, namely Samil Accounting Corporation.

     The consolidated financial statements of ASI as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 (not included in this Prospectus or elsewhere in this Registration Statement) have been audited by Samil Accounting Corporation, independent public accountants, as set forth in their report dated March 20, 1998 with respect thereto, which report is included herein in reliance upon the authority of said firm as experts. In that report, such firm states that with respect to Anam Engineering & Construction Co., Ltd. ("AEC") and AUSA, subsidiaries of ASI, and the investment in AAP, its opinion is based on the reports of other independent public accountants, namely Chong Un & Company, Siana, Carr and O'Connor, LLP and SyCip Gorres, Velayo & Co, respectively.

     Reference is made to the report regarding AEC which includes an explanatory paragraph with respect to the ability of AEC to continue as a going concern and the report regarding ASI which includes an explanatory paragraph regarding changes in accounting principles, the impact of the Korean economic situation on ASI and the ability of ASI to continue as a going concern.

                                    GLOSSARY

ASIC.......................  Application Specific Integrated Circuit. A
                             custom-designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform. The use of an ASIC in place of a conventional integrated circuit reduces product size and cost and also improves reliability.

BGA........................  Ball grid array.

Bus........................  A common pathway, or channel, between multiple devices.

CMOS.......................  Complementary Metal Oxide Silicon. Currently the
                             most common integrated circuit fabrication process technology, CMOS is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

DAC........................  Digital Analog Converter. A device that converts digital pulses into analog signals.

Die........................  A piece of a semiconductor wafer containing the circuitry of a single chip.

DRAM.......................  Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity thousands of times per second or else it will fade away.

DSP........................  Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EEPROM.....................  Electrically Erasable and Programmable Read-Only
                             Memory. A form of non-volatile memory that can be erased electronically before being reprogrammed.

EPROM......................  Erasable Programmable Read-Only Memory. A
                             programmable and reusable chip that holds its content until erased under ultraviolet light.

Ethernet...................  A type of local area network (LAN). Most widely used LAN access method.

Flash Memory...............  A type of non-volatile memory, similar to an EEPROM in that it is erasable and reprogrammable.

FlipChip...................  Package type where silicon die is attached to the packaging substrate using solder balls instead of wires. See "Business -- Products."

GPS........................  Global Positioning System. A system for identifying earth locations.

GUI........................  Graphical User Interface. A graphics-based user interface that incorporates icons, pull-down menus and a mouse.

IC.........................  Integrated Circuit. A combination of two or more transistors on a base material, usually silicon. All semiconductor chips, including memory chips and logic chips, are just very complicated ICs with thousands of transistors.

Input/Output...............  A connector which interconnects the chip to the package or one package level to the next level in the hierarchy. Also referred to as pin out connections or terminals.

ISDN.......................  Integrated Services Digital Network. An
                             international telecommunications standard for transmitting voice, video and data over digital lines running at 64 Kbps.

Logic Device...............  A device that contains digital integrated circuits that process, rather than store, information.

Mask.......................  A piece of glass on which an IC's circuitry design is laid out. Integrated circuits may require up to 20 different layers of design, each with its own mask. In the IC production process, a light shines through the mask leaving an image of the design on the wafer. Also known as a reticle.

MBGA.......................  Micro Ball Grid Array. See "Business -- Products."

Micron.....................  1/25,000 of an inch. Circuitry on an IC typically follows lines that are less than one micron wide.

MOS........................  A device which consists of three layers (metal, oxide and semiconductors) and operates as a transistor.

MQFP.......................  Metric Quad Flat Package. See
                             "Business -- Products."

PBGA.......................  Plastic Ball Grid Array. See
                             "Business -- Products."

PC.........................  Personal Computer.

PCMCIA.....................  Standard for connecting peripherals to computers.

PDA........................  Personal Digital Assistant.

PDIP.......................  Plastic Dual In-Line Packages. See
                             "Business -- Products."

Photolithography...........  A lithographic technique used to transfer the design of the circuit paths and electronic elements on a chip onto a wafer's surface.

PLCC.......................  Plastic Leaded Chip Carrier. See
                             "Business -- Products."

PLD........................  A logic chip that is programmed at the customer's site.

PQFP.......................  Plastic Quad Flat Packages. See
                             "Business -- Products."

RF.........................  Radio Frequency. The range of electromagnetic frequencies above the audio range and below visible light.

SIP........................  Single In-Line Package. See "Business -- Products."

SOIC.......................  Small Outline IC Packages. See
                             "Business -- Products."

SRAM.......................  Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

SSOP.......................  Shrink Small Outline Packages. See
                             "Business -- Products."

Surface Mount Technology...  A circuit board packaging technique in which the leads (pins) on the chips and components are soldered on top of the board.

TQFP.......................  Thin Quad Flat Packages. See
                             "Business -- Products."

TSOP.......................  Thin Small Outline Packages. See
                             "Business -- Products."

TSSOP......................  Thin Shrink Small Outline Packages. See
                             "Business -- Products."

Wafer......................  Thin, round, flat piece of silicon that is the base of most integrated circuits.

Wire Bonding...............  The method used to attach very fine wire to semiconductor components in order to provide electrical continuity between the semiconductor die and a terminal.

                             AMKOR TECHNOLOGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants (Arthur Andersen
  LLP)......................................................   F-2
Consolidated Statements of Income -- Years ended December
  31, 1995, 1996 and 1997 and
  Six Months ended June 30, 1997 (unaudited) and 1998
  (unaudited)...............................................   F-3
Consolidated Balance Sheets -- December 31, 1996 and 1997
  and June 30, 1998 (unaudited).............................   F-4
Consolidated Statements of Stockholders' Equity -- Years
  ended December 31, 1995, 1996 and 1997 and Six Months
  Ended June 30, 1998 (unaudited)...........................   F-5
Consolidated Statements of Cash Flows -- Years ended
  December 31, 1995, 1996 and 1997 and Six Months ended June
  30, 1997 (unaudited) and June 30, 1998 (unaudited)........   F-6
Notes to Consolidated Financial Statements..................   F-7
Independent Auditors' Report (Samil Accounting Corporation)
  with respect to Anam Industrial Co., Ltd..................  F-30
Independent Auditors' Report (Chong Un & Company) with
  respect to Anam Engineering & Construction Co., Ltd.......  F-32
Report of Independent Public Accountants (SyCip Gorres
  Velayo & Co) with respect to Amkor/Anam Pilipinas, Inc....  F-33
Independent Auditors' Report (Siana Carr & O'Connor, LLP)
  with respect to Anam USA, Inc.............................  F-34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Amkor Technology, Inc.:

     We have audited the accompanying consolidated balance sheets of Amkor Technology, Inc. and its subsidiaries (see Note 1) as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Anam Semiconductor, Inc. ("ASI"), the investment in which is reflected in the accompanying financial statements using the equity method of accounting. The investment in ASI represents 4% and 2% of total assets at December 31, 1996 and 1997, respectively, and the equity in its net income represents 5% of net income in 1995 and the equity in its net loss represents 4% and 29% of net income before the equity in income (loss) of ASI in 1996 and 1997, respectively. The statements of ASI were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for ASI, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based upon our audit and the report of other audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amkor Technology, Inc. and its subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     The report of the other auditors referred to above indicates that the financial statements of ASI have been prepared assuming that ASI will continue as a going concern. The operations of ASI have been significantly affected, and will continue to be affected for the foreseeable future, by Korea's unstable economy caused by currency volatility and unstable finance markets in Korea. ASI has traditionally operated with a significant amount of debt relative to its equity and has a significant working capital deficit at December 31, 1997. Because of Korea's unstable economy and ASI's dependence on debt financing, there are significant uncertainties that may affect ASI's future operations and its abilities to maintain or refinance certain debt obligations as they mature, which raise substantial doubt regarding ASI's ability to continue as a going concern. The ultimate outcome of these uncertainties cannot be determined presently and ASI's financial statements do not include any adjustments that might result from these uncertainties. ASI's plans to address these matters are included in the notes to the ASI financial statements.

                                          ARTHUR ANDERSEN LLP

Philadelphia, Pa.

February 3, 1998 (except with respect to the sale of the investment in Anam Semiconductor, Inc. common stock discussed in Note 6, as to which the date is February 16, 1998, the Reorganization discussed in Note 1, as to which the date is April 29, 1998, and the Initial Public Offering discussed in Note 2, as to which the date is May 8, 1998).

                             AMKOR TECHNOLOGY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   FOR THE YEAR ENDED              FOR THE SIX MONTHS
                                                      DECEMBER 31,                   ENDED JUNE 30,
                                           ----------------------------------   -------------------------
                                             1995        1996         1997         1997          1998
                                           --------   ----------   ----------   -----------   -----------
                                                                                (UNAUDITED)   (UNAUDITED)
NET REVENUES.............................  $932,382   $1,171,001   $1,455,761    $663,490      $756,457
COST OF REVENUES -- including purchases
  from ASI (Note 11).....................   783,335    1,022,078    1,242,669     586,542       627,162
                                           --------   ----------   ----------    --------      --------
GROSS PROFIT.............................   149,047      148,923      213,092      76,948       129,295
                                           --------   ----------   ----------    --------      --------
OPERATING EXPENSES:
  Selling, general and administrative....    55,459       66,625      103,726      47,265        57,654
  Research and development...............     8,733       10,930        8,525       3,515         3,995
                                           --------   ----------   ----------    --------      --------
     Total operating expenses............    64,192       77,555      112,251      50,780        61,649
                                           --------   ----------   ----------    --------      --------
OPERATING INCOME.........................    84,855       71,368      100,841      26,168        67,646
                                           --------   ----------   ----------    --------      --------
OTHER (INCOME) EXPENSE:
  Interest expense, net..................     9,797       22,245       32,241      16,355        14,397
  Foreign currency (gain) loss...........     1,512        2,961         (835)        100         3,703
  Other expense, net.....................     6,523        3,150        8,429       1,287         5,897
                                           --------   ----------   ----------    --------      --------
     Total other expense.................    17,832       28,356       39,835      17,742        23,997
                                           --------   ----------   ----------    --------      --------
INCOME BEFORE INCOME TAXES, EQUITY IN
  INCOME (LOSS) OF ASI AND MINORITY
  INTEREST...............................    67,023       43,012       61,006       8,426        43,649
PROVISION FOR INCOME TAXES...............     6,384        7,876        7,078       2,689        13,487
EQUITY IN INCOME (LOSS) OF ASI...........     2,808       (1,266)     (17,291)         --            --
MINORITY INTEREST........................     1,515          948       (6,644)      1,859           559
                                           --------   ----------   ----------    --------      --------
NET INCOME...............................  $ 61,932   $   32,922   $   43,281    $  3,878      $ 29,603
                                           ========   ==========   ==========    ========      ========
PRO FORMA DATA (UNAUDITED):
  Historical income before income taxes,
     equity in income (loss) of ASI and
     minority interest...................  $ 67,023   $   43,012   $   61,006    $  8,426      $ 43,649
  Pro forma provision for income taxes...    16,784       10,776       10,691       5,389        12,659
                                           --------   ----------   ----------    --------      --------
  Pro forma income before equity in
     income (loss) of ASI and minority
     interest............................    50,239       32,236       50,315       3,037        30,990
  Historical equity in income (loss) of
     ASI.................................     2,808       (1,266)     (17,291)         --            --
  Historical minority interest...........     1,515          948       (6,644)      1,859           559
                                           --------   ----------   ----------    --------      --------
  Pro forma net income...................  $ 51,532   $   30,022   $   39,668    $  1,178      $ 30,431
                                           ========   ==========   ==========    ========      ========
  Basic and diluted pro forma net income
     per common share....................  $    .62   $      .36   $      .48    $    .01      $    .32
                                           ========   ==========   ==========    ========      ========
Shares used in computing basic pro forma
  net income per common share............    82,610       82,610       82,610      82,610        94,323
                                           ========   ==========   ==========    ========      ========
Shares used in computing diluted pro
  forma net income per common share......    82,610       82,610       82,610      82,610        99,519
                                           ========   ==========   ==========    ========      ========

        The accompanying notes are an integral part of these statements.

                             AMKOR TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                DECEMBER 31,
                                                            --------------------     JUNE 30,
                                                              1996        1997         1998
                                                            --------    --------    -----------
                                                                                    (UNAUDITED)
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...............................  $ 49,664    $ 90,917     $170,461
  Short-term investments..................................       881       2,524        2,824
  Accounts receivable --
     Trade, net of allowance for doubtful accounts of
       $1,179, $4,234 and $5,593..........................   170,892     102,804      106,112
     Due from affiliates..................................    26,886      14,431       39,333
     Other................................................     6,426       4,879        5,675
  Inventories.............................................   101,920     115,870       93,044
  Other current assets....................................     8,618      26,997       16,233
                                                            --------    --------     --------
          Total current assets............................   365,287     358,422      433,682
                                                            --------    --------     --------
PROPERTY, PLANT AND EQUIPMENT, net........................   324,895     427,061      422,533
                                                            --------    --------     --------
INVESTMENTS:
  ASI at equity...........................................    31,154      13,863           --
  Other...................................................    38,090       5,958        5,836
                                                            --------    --------     --------
          Total investments...............................    69,244      19,821        5,836
                                                            --------    --------     --------
OTHER ASSETS:
  Due from affiliates.....................................    20,699      29,186       25,308
  Other...................................................    24,739      21,102       60,060
                                                            --------    --------     --------
                                                              45,438      50,288       85,368
                                                            --------    --------     --------
          Total assets....................................  $804,864    $855,592     $947,419
                                                            ========    ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current portion of long-term
     debt.................................................  $191,813    $167,317     $ 32,973
  Trade accounts payable..................................    45,798     113,037       92,863
  Due to affiliates.......................................    33,379      15,581        2,413
  Bank overdraft..........................................    14,518      29,765       12,937
  Accrued expenses........................................    30,156      43,973       90,784
  Accrued income taxes....................................    12,838      26,968       33,284
                                                            --------    --------     --------
          Total current liabilities.......................   328,502     396,641      265,254
                                                            --------    --------     --------
LONG-TERM DEBT............................................   167,444     196,934       18,120
                                                            --------    --------     --------
CONVERTIBLE SUBORDINATED NOTES............................        --          --      207,000
                                                            --------    --------     --------
DUE TO ANAM USA, INC. (Note 11)...........................   234,894     149,776           --
                                                            --------    --------     --------
OTHER NONCURRENT LIABILITIES..............................    12,286      12,084       11,559
                                                            --------    --------     --------
COMMITMENTS AND CONTINGENCIES (Notes 1 and 13)
MINORITY INTEREST.........................................    15,926       9,282           --
                                                            --------    --------     --------
STOCKHOLDERS' EQUITY:
  Amkor Technology, Inc. -- common stock..................        45          45          118
  AK Industries, Inc. -- common stock.....................         1           1           --
  Additional paid-in capital..............................    16,770      20,871      381,487
  Retained earnings.......................................    32,340      70,621       63,881
  Unrealized losses on investments........................    (1,586)         --           --
  Cumulative translation adjustment.......................    (1,758)       (663)          --
                                                            --------    --------     --------
          Total stockholders' equity......................    45,812      90,875      445,486
                                                            --------    --------     --------
          Total liabilities and stockholders' equity......  $804,864    $855,592     $947,419
                                                            ========    ========     ========

        The accompanying notes are an integral part of these statements.

                             AMKOR TECHNOLOGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND THE SIX MONTHS ENDED
                                 JUNE 30, 1998
                                 (IN THOUSANDS)

                                         AMKOR          AK                                 UNREALIZED
                                      TECHNOLOGY,   INDUSTRIES,                               GAINS
                                         INC.          INC.       ADDITIONAL                (LOSSES)      CUMULATIVE
                                        COMMON        COMMON       PAID-IN     RETAINED        ON        TRANSLATION
                                         STOCK         STOCK       CAPITAL     EARNINGS    INVESTMENTS    ADJUSTMENT      TOTAL
                                      -----------   -----------   ----------   ---------   -----------   ------------   ---------
BALANCE AT JANUARY 1, 1995..........     $ 45           $ 1        $ 16,494    $ (6,359)     $   (35)      $  (529)     $   9,617
  Net income........................       --            --              --      61,932           --            --         61,932
  Distributions.....................       --            --              --     (19,922)          --            --        (19,922)
  Change in division equity
    account.........................       --            --              --      (4,505)          --            --         (4,505)
  Unrealized (losses) on
    investments.....................       --            --              --          --       (2,015)           --         (2,015)
  Currency translation
    adjustments.....................       --            --              --          --           --           182            182
                                         ----           ---        --------    --------      -------       -------      ---------
BALANCE AT DECEMBER 31, 1995........       45             1          16,494      31,146       (2,050)         (347)        45,289
  Net income........................       --            --              --      32,922           --            --         32,922
  Distributions.....................       --            --              --     (15,123)          --            --        (15,123)
  Change in division equity
    account.........................       --            --              --     (16,605)          --            --        (16,605)
  Unrealized gains on investments...       --            --              --          --          464            --            464
  Currency translation
    adjustments.....................       --            --              --          --           --        (1,411)        (1,411)
  Acquisition of AATS (Note 14).....       --            --             276          --           --            --            276
                                         ----           ---        --------    --------      -------       -------      ---------
BALANCE AT DECEMBER 31, 1996........       45             1          16,770      32,340       (1,586)       (1,758)        45,812
  Net income........................       --            --              --      43,281           --            --         43,281
  Distributions.....................       --            --              --      (5,000)          --            --         (5,000)
  Change in division equity
    account.........................       --            --           4,101          --           --            --          4,101
  Unrealized gains on investments...       --            --              --          --        1,586            --          1,586
  Currency translation
    adjustments.....................       --            --              --          --           --         1,095          1,095
                                         ----           ---        --------    --------      -------       -------      ---------
BALANCE AT DECEMBER 31, 1997........     $ 45           $ 1        $ 20,871    $ 70,621      $     0       $  (663)     $  90,875
  Net income (unaudited)............       --            --              --      29,603           --            --         29,603
  Distributions (unaudited).........       --            --              --     (33,100)          --            --        (33,100)
  Issuance of 35,250,000 common
    shares in public offering, net
    (unaudited).....................       35            --         360,654          --           --            --        360,689
  Acquisition of AKI (unaudited)....       --            (1)             --      (3,243)          --            --         (3,244)
  Change in Par Value of stock in
    connection with Company
    Reorganization (unaudited)......       38            --             (38)         --           --            --             --
  Currency translation adjustments
    (unaudited).....................       --            --              --          --           --           663            663
                                         ----           ---        --------    --------      -------       -------      ---------
BALANCE AT JUNE 30, 1998
  (unaudited).......................     $118           $ 0        $381,487    $ 63,881      $     0       $     0      $ 445,486
                                         ====           ===        ========    ========      =======       =======      =========

        The accompanying notes are an integral part of these statements.

                             AMKOR TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              FOR THE YEAR ENDED                    FOR THE SIX MONTHS
                                                                 DECEMBER 31,                         ENDED JUNE 30,
                                                   -----------------------------------------    --------------------------
                                                      1995           1996           1997           1997           1998
                                                   -----------    -----------    -----------    -----------    -----------
                                                                                                (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................  $    61,932    $    32,922    $    43,281     $   3,878      $  29,603
  Adjustments to reconcile net income to net cash
    provided by operating activities --
    Depreciation and amortization................       26,614         57,825         81,864        42,766         56,321
    Provision for accounts receivable............          444          1,271          3,490           800          1,359
    Provision for excess and obsolete
      inventory..................................        1,000            500         12,659         3,700          7,200
    Deferred income taxes........................       (1,147)          (324)       (11,715)       (1,982)         3,357
    Equity (gain) loss of investees..............       (2,713)           605         16,779        (1,022)            --
    (Gain) loss on sale of fixed assets and
      investments................................          126           (139)          (239)           --          1,307
    Minority interest............................        1,515            948         (6,644)        1,859            559
  Changes in assets and liabilities excluding
    effects of acquisitions --
    Accounts receivable..........................      (53,264)       (36,695)       (19,802)      (20,158)         1,933
    Proceeds from sale/(repurchase of) accounts
      receivable.................................           --             --         90,700            --        (12,900)
    Other receivables............................       (2,565)          (925)         1,547        (1,727)          (796)
    Inventories..................................      (32,668)       (16,380)       (26,609)      (18,876)        15,626
    Due to/from affiliates, net..................       (3,001)        (8,203)       (19,138)       (5,735)       (34,192)
    Other current assets.........................       (4,764)         1,694         (7,239)       (3,490)         5,638
    Other non-current assets.....................         (326)        (6,108)         3,322        (3,252)        (2,689)
    Accounts payable.............................       35,017        (16,852)        60,939        68,080        (13,874)
    Accrued expenses.............................       17,687        (12,658)        13,817         4,990         43,731
    Accrued taxes................................          404          7,433         14,130           716          6,316
    Other long-term liabilities..................        9,034           (108)        (1,089)          801            242
    Other, net...................................           --          3,750             --            --             --
                                                   -----------    -----------    -----------     ---------      ---------
        Net cash provided by operating
          activities.............................       53,325          8,556        250,053        71,348        108,741
                                                   -----------    -----------    -----------     ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment,
    including purchase of AATS...................     (123,645)      (185,112)      (178,990)     (114,439)       (51,926)
  Acquisition of minority interest in AAP........           --             --             --            --        (33,750)
  Acquisition of AKI.............................           --             --             --            --         (3,244)
  Sale of property, plant and equipment..........          110          2,228          1,413           858             75
  Purchases of investments and issuances of notes
    receivable...................................      (25,123)       (15,633)       (15,187)      (14,092)          (300)
  Proceeds from sale of investments..............          351            520             --            --            122
                                                   -----------    -----------    -----------     ---------      ---------
        Net cash used in investing activities....     (148,307)      (197,997)      (192,764)     (127,673)       (89,023)
                                                   -----------    -----------    -----------     ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in bank overdrafts and short-term
    borrowings...................................       41,308         64,852         52,393        33,905       (177,896)
  Net proceeds from issuance of 35,250,000 common
    shares in public offering, net...............           --             --             --            --        360,689
  Proceeds from issuance of Anam USA, Inc.
    debt.........................................    1,059,759      1,205,174      1,408,086       432,644        522,116
  Payments of Anam USA, Inc. debt................   (1,052,415)    (1,189,317)    (1,443,464)     (390,834)      (658,029)
  Net proceeds from issuance of long-term debt...       50,080        102,193         11,389        10,056        203,298
  Payments of long-term debt.....................       (3,021)        (3,138)       (43,541)      (18,698)      (157,252)
  Distributions to stockholders..................      (20,003)       (15,205)        (5,000)       (5,000)       (33,100)
  Change in division equity account..............       (4,505)       (16,605)         4,101         5,531             --
                                                   -----------    -----------    -----------     ---------      ---------
        Net cash provided by (used in) financing
          activities.............................       71,203        147,954        (16,036)       67,604         59,826
                                                   -----------    -----------    -----------     ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS....................................      (23,779)       (41,487)        41,253        11,279         79,544
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...      114,930         91,151         49,664        49,664         90,917
                                                   -----------    -----------    -----------     ---------      ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD.........  $    91,151    $    49,664    $    90,917     $  60,943      $ 170,461
                                                   ===========    ===========    ===========     =========      =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the period for:
    Interest.....................................  $    12,594    $    24,125    $    37,070     $  28,696      $  18,353
    Income taxes.................................          495          2,256          3,022           329          4,013

        The accompanying notes are an integral part of these statements.

                             AMKOR TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of Amkor Technology, Inc. and its subsidiaries (the "Company"). All of the Company's subsidiaries are wholly owned except for a small number of shares of each of the Company's Philippine subsidiaries which are required to be owned by directors of these companies pursuant to Philippine law.

     The consolidated financial statements reflect the elimination of all significant intercompany accounts and transactions.

     The investments in and the operating results of 20% to 50% owned companies are included in the consolidated financial statements using the equity method of accounting.

     Prior to the Reorganization (as defined below), the Company's financial statements were presented on a combined basis as a result of common ownership and business operations of all the Amkor Companies (as defined below), including AK Industries, Inc. ("AKI"). The Reorganization was treated similar to a pooling of interests as it represented an exchange of equity interests among companies under common control, except for the acquisition of AKI which was accounted for as a purchase transaction. The purchase price for the AKI stock, which represented the fair value of these shares, approximated the book value of AKI.

  Reorganization

     Prior to the Reorganization (as defined herein) the combined financial statements of Amkor Technology, Inc. ("ATI") and its subsidiaries and AKI and its subsidiary included the accounts of the following based on the ownership structure prior to the Reorganization (these companies are referred to as the "Amkor Companies"):

     - Amkor Electronics, Inc. ("AEI"), a U.S. S Corporation and its wholly owned subsidiaries Amkor Receivables Corp and Amkor Wafer Fabrication Services SARL (a French Limited Company) ("AWFS").

     - T.L. Limited ("TLL") (a British Cayman Island Corporation) and its Philippine subsidiaries, Amkor Anam Advanced Packaging, Inc. ("AAAP") (wholly owned) and Amkor/Anam Pilipinas, Inc. ("AAP"), which was owned 60% by TLL and 40% by Anam Semiconductor Inc. which changed its name in 1998 from Anam Industrial Co., Ltd. ("ASI" -- see Notes 6 and 14), and its wholly-owned subsidiary Automated MicroElectronics, Inc. ("AMI");

     - C.I.L., Limited ("CIL") (a British Cayman Islands Corporation) and its wholly-owned subsidiary Amkor/Anam Euroservices S.A.R.L. ("AAES") (a French Corporation);

     - Amkor Anam Test Services, Inc. (a U.S. Corporation) (see Note 17); and

     - The semiconductor packaging and test business unit of Chamterry Enterprises, Ltd. ("Chamterry"). During the third quarter of 1997 Chamterry transferred its customers to AEI and CIL and ceased operations of its semiconductor and test business unit; and

     - AKI (a U.S. Corporation) and its wholly-owned subsidiary, Amkor-Anam, Inc. (a U.S. Corporation).

     Prior to the Reorganization, all of the Amkor Companies were substantially wholly owned by Mr. and Mrs. James Kim or entities controlled by members of Mr. James Kim's immediate family (the "Founding Stockholders"), except for AAP which was 40% owned by ASI and one third of AEI and all of AKI which were owned by trusts established for the benefit of other members of Mr. James Kim's family ("Kim Family Trusts"). The Amkor Companies were an interdependent group of companies involved in the same business

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

under the direction of common management. ATI was formed in September 1997 to facilitate the Reorganization and consolidate the ownership of the Amkor Companies. In connection with the Reorganization, AEI was merged into ATI. Amkor International Holdings ("AIH"), a Cayman Islands holding company, became a wholly owned subsidiary of ATI. AIH was formed to hold the following entities:
First Amkor Caymans, Inc. ("FACI"), which was formed to hold AAAP, AAP and its subsidiary AMI, TLL and its subsidiary CIL and CIL's subsidiary AAES. The relative number of shares of common stock issued by the Company in connection with each of the transactions comprising the Reorganization was based upon the relative amounts of stockholders' equity at December 31, 1997. On April 14, 1998, Mr. and Mrs. James Kim and the Kim Family Trusts received two-thirds (9,746,760 shares) and one-third (4,873,380 shares) of the ATI common stock then outstanding, respectively. On April 29, 1998, ATI issued 67,989,851 shares of common stock, representing approximately 82% of its shares immediately after the Reorganization, in exchange for all of the outstanding shares of AIH and its subsidiaries. Of such shares, 27,528,234 shares and 36,376,617 shares were gifted to Mr. and Mrs. James Kim and the Kim Family Trusts, respectively, such that Mr. and Mrs. James Kim and the Kim Family Trusts owned 45.1% and 49.9%, respectively, of the ATI common shares outstanding after the Reorganization. Following such transactions the Founding Stockholders beneficially owned a majority of the outstanding shares of ATI common stock. In addition, ATI acquired all of the stock of AKI from the Kim Family Trusts for approximately $3,000. The merger of AEI and ATI, the creation of AIH and FACI, the issuance of ATI common stock for AIH and the acquisition of AKI are collectively referred to as the Reorganization. (See "-- Income Taxes" regarding change in AEI tax status.)

  Nature of Operations

     The Company provides semiconductor packaging and test services to semiconductor and computer manufacturers located in strategic markets throughout the world. Such services are provided by the Company and by ASI under a long-standing arrangement. Approximately 79%, 72% and 68% of the Company's packaging and test revenues in 1995, 1996 and 1997 respectively, relate to the packaging and test services provided by ASI.

  Concentrations of Credit Risk

     Financial instruments, for which the Company is subject to credit risk, consist principally of trade receivables. The Company has mitigated this risk by selling primarily to well established companies, performing ongoing credit evaluations and making frequent contact with customers.

     At December 31, 1996 and 1997 and June 30, 1998, the Company maintained $34,330, $53,071 and $61,192, respectively, in deposits at one U.S. financial institution and $1,861, $2,548 and $9,768, respectively, in deposits at U.S. banks which exceeded federally insured limits.

     Additionally, at December 31, 1996 and 1997 and June 30, 1998, the Company maintained deposits and certificates of deposits totaling approximately $14,649, $34,622 and $71,569, respectively, at foreign owned banks.

  Significant Customers

     The Company has a number of major customers in North America, Asia and Europe. The Company's largest customer, Intel Corporation, accounted for approximately 13.3%, 23.5% and 23.4% of net revenues in 1995, 1996 and 1997, respectively. The Company's five largest customers collectively accounted for 34.1%, 39.2% and 40.1% of net revenues in 1995, 1996 and 1997, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies which constitute the Company's largest customers may change.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

  Risks and Uncertainties

     The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the personal computer industries, competitive pricing and declines in average selling prices, dependence on the Company's relationship with ASI (see Note 14), reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on international operations and sales, dependence on raw material and equipment suppliers, exchange rate fluctuations, dependence on key personnel, difficulties in managing growth, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.

  Foreign Currency Translation

     Substantially all of the Company's foreign subsidiaries use the U.S. dollar as their functional currency. Accordingly, monetary assets and liabilities which were originally denominated in a foreign currency are translated into U.S. dollars at month-end exchange rates. Non-monetary items which were originally denominated in foreign currencies are translated at historical rates. Gains and losses from such transactions and from transactions denominated in foreign currencies are included in other (income) expense, net. The cumulative translation adjustment reflected in stockholders' equity in the consolidated balance sheets relates primarily to investments in unconsolidated companies which use the local currency as the functional currency (see Note 6).

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Accounts Receivable

     At December 31, 1997, trade accounts receivable represent the Company's interest in receivables sold in excess of amounts purchased by banks under an accounts receivable sale agreement (see Note 3). Of the total net trade accounts receivable amount at December 31, 1997, $19,905 relates to the trade accounts receivable of CIL which were not sold under the Agreement.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined principally by using a moving average method.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets. Accelerated methods are used for tax purposes. Depreciable lives follow:

Building and improvements.............................  10 to 30 years
Machinery and equipment...............................    3 to 5 years
Furniture, fixtures, and other equipment..............   3 to 10 years

     Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense was $27,381, $58,497 and $81,159 for 1995, 1996 and 1997, respectively.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

  Other Noncurrent Assets

     Other noncurrent assets consist principally of goodwill, deferred debt issuance costs, security deposits, deferred income taxes and the cash surrender value of life insurance policies.

     The Company recorded goodwill representing the excess of cost over the book value of minority interest in AAP (see Note 17). Goodwill is to be amortized on a straight line basis over a period of ten years which is the estimated future period to be benefited by the acquisition.

     In connection with the $207,000 offering of Convertible Notes (see Note 2) the Company incurred approximately $8,900 of debt issuance costs which have been deferred and will be amortized and reflected as interest expense over the life of the Convertible Notes.

  Other Noncurrent Liabilities

     Other noncurrent liabilities consist primarily of pension obligations and noncurrent income taxes payable.

  Stock Options

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation for stock options is generally measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company adopted the disclosure only requirements of Statement of Financial Accounting Standards ("SFAS") No. 123.

  Income Taxes

     The Company accounts for income taxes following the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is provided.

     The Company reports certain income and expense items for income tax purposes on a basis different from that reflected in the accompanying consolidated financial statements. The principal differences relate to the timing of the recognition of accrued expenses which are not deductible for federal income tax purposes until paid, the use of accelerated methods of depreciation for income tax purposes and unrecognized foreign exchange gains and losses.

     AEI elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code of 1986 and comparable state tax provisions. As a result, AEI did not recognize U.S. federal corporate income taxes. Instead, the stockholders of AEI were taxed on their proportionate share of AEI's taxable income. Accordingly, no provision for U.S. federal income taxes was recorded for AEI. Given the Offerings (see Note 16), for informational purposes, the accompanying consolidated statements of income include an unaudited pro forma adjustment to reflect income taxes which would have been recorded if AEI had not been an S Corporation, based on the tax laws in effect during the respective periods (see "-- Reorganization").

     Subsequent to March 31, 1998, AEI terminated its S Corporation Status. Effective May 1, 1998, the profits of AEI will be subject to federal and state income taxes at the corporate level.

  Revenue Recognition and Risk of Loss

     The Company records revenues upon shipment of packaged semiconductors to its customers. The Company does not take ownership of customer-supplied semiconductors. Title and risk of loss remains with the customer for these materials at all times. Risk of loss for Amkor packaging costs passes upon completion

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

of the packaging process and shipment to the customer. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. In regards to wafer fabrication services, the Company generally records revenues upon shipment of completed wafers to its customers.

  Research and Development Costs

     Research and development costs are charged to expense as incurred.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recently Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Early adoption at the beginning of any quarter after issuance is permitted, but cannot be applied retroactively. The provisions of the statement must be applied to derivative instruments and certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997.

     The Company believes that the impact of adopting SFAS No. 133 on its financial statements will not be material and has not determined the timing of or method of adoption.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of income and its components in financial statements. The Company will be required to adopt this statement in 1998.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under this statement, reporting standards were established for the way that public business enterprises report information about operating segments in annual financial statements and selected information about operating segments in interim financial reports issued to shareholders. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years presented is to be restated. This statement need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application. The Company will adopt this statement prospectively for the year ended December 31, 1998.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

  Interim Financial Statements

     The financial statements and related disclosures for the six months ended June 30, 1997 and 1998 are unaudited and, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the results for the interim period. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year.

  Reclassifications

     Certain previously reported amounts have been reclassified to conform with the current presentation.

 2. INITIAL PUBLIC OFFERING

     ATI filed an amended registration statement on April 29, 1998 with the Securities and Exchange Commission. On May 6, 1998 ATI completed its Initial Public Offering of 30,000,000 shares of its common stock at a price to the public of $11.00 per share and $180,000 aggregate principal amount of Convertible Notes ("Initial Public Offering"). Also on May 8, 1998, ATI sold 5,250,000 additional shares of its common stock and $27,000 additional principal amounts of Convertible Notes in conjunction with the underwriters' over-allotment options. The net proceeds were approximately $559,757, after deducting the underwriter discounts and estimated offering expenses. The convertible notes 1) are convertible into ATI common stock at $13.50 per share;
2) are callable in certain circumstances after three years; 3) are unsecured and subordinate to senior debt; 4) carry a coupon rate of 5 3/4%; and 5) have a maturity of five years. Approximately $264,000 of the proceeds were used to reduce short-term and long-term borrowings. Approximately $86,000 of the proceeds were used to reduce amounts due to AUSA. Approximately $34,000 of the proceeds was used to purchase ASI's 40% interest in AAP. (See Note 17.) In connection with the Offerings, one existing stockholder sold approximately 5,000,000 of his shares.

 3. ACCOUNTS RECEIVABLE SALE AGREEMENT

     Effective July 7, 1997, the Company entered into an agreement to sell receivables (the "Agreement") with certain banks (the "Purchasers"). The transaction qualifies as a sale under the provisions of SFAS No. 125 "Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Under the Agreement, the Purchasers have committed to purchase, with limited recourse, all right, title and interest in selected accounts receivable of the Company, up to a maximum of $100,000. In connection with the Agreement, the Company established a wholly owned, bankruptcy remote subsidiary, Amkor Receivables Corp., to purchase accounts receivable at a discount from the Company on a continuous basis, subject to certain limitations as described in the Agreement. Amkor Receivables Corp. simultaneously sells the accounts receivable at the same discount to the Purchasers. ASI has guaranteed ATI's obligations under the Agreement (see Note 14). The Agreement is structured as a three year facility subject to annual renewals based upon the mutual consent of the Company and purchasers. The first such renewal date is June 18, 1998. The Company and ASI did not comply with certain financial covenants under the Agreement as of December 31, 1997. The Purchasers have agreed to waive compliance with these covenants through January 2, 1999. The Company applied approximately $83.4 million of the Receivables Sale proceeds together with approximately $17 million of working capital to reduce the Company's indebtedness to AUSA which amounts were advanced by AUSA to entities controlled by members of James Kim's family.

     Proceeds from the sale of receivables were $84,400 in 1997. Losses on receivables sold under the Agreement were approximately $2,414 in 1997 and are included in other expense, net. As of December 31, 1997, approximately $6,300 is included in current liabilities for amounts to be refunded to the Purchasers as a result of a reduction in selected accounts receivable.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

 4. INVENTORIES

     Inventories consist of raw materials and purchased components which are used in the semiconductor packaging process. The Company's inventories are located at its facilities in the Philippines or at ASI on a consignment basis. Components of inventories follow:

                                          DECEMBER 31,
                                       -------------------     JUNE 30,
                                         1996       1997         1998
                                       --------   --------    -----------
                                                              (UNAUDITED)
Raw materials and purchased
  components.........................  $ 93,112   $105,748       85,837
Work-in-process......................     8,808     10,122        7,207
                                       --------   --------     --------
                                       $101,920   $115,870       93,044
                                       ========   ========     ========

 5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                          DECEMBER 31,         JUNE 30,
                                       -------------------    -----------
                                         1996       1997         1998
                                       --------   --------    -----------
                                                              (UNAUDITED)
Land.................................  $     --   $  2,346        2,346
Building and improvements............    81,602    109,528      124,405
Machinery and equipment..............   333,188    448,032      489,580
Furniture, fixtures and other
  equipment..........................    31,330     33,050       35,762
Construction in progress.............     5,240     31,964       23,084
                                       --------   --------     --------
                                        451,360    624,920      675,177
Less -- Accumulated depreciation and
  amortization.......................   126,465    197,859      252,644
                                       --------   --------     --------
                                       $324,895   $427,061      422,533
                                       ========   ========     ========

 6. INVESTMENTS

     The Company's investments include investments in affiliated companies which provide services to the Company (see Note 14) and certain other technology based companies. Investments are summarized as follows:

                                                      DECEMBER 31,
                                                   ------------------
                                                    1996       1997
                                                   -------    -------
Equity Investment in ASI (10.2% and 8.1% at
  December 31, 1996 and 1997, respectively)......  $31,154    $13,863
                                                   -------    -------
Other Equity Investments (20%-50% owned)
  Anam Semiconductor & Technology Co., Ltd.......   10,700         --
  Datacom International, Inc.....................    1,335         --
  Sunrise Capital Fund...........................    1,328         --
  Other..........................................    1,373        738
                                                   -------    -------
          Total other equity investments.........   14,736        738
                                                   -------    -------
Available for Sale (cost based investments)......   23,354      5,220
                                                   -------    -------
                                                   $69,244    $19,821
                                                   =======    =======

     The Company had net unamortized investment costs in excess of the proportionate share of the investee companies' net assets of approximately $1,284 and $0 at December 31, 1996 and 1997, respectively.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

     On August 1, 1997, the Company sold its equity investment in Anam Semiconductor & Technology Co., Ltd. ("AST"), an affiliate of ASI, and certain investments and notes receivable from companies unrelated to the semiconductor packaging and test business to AK Investments, Inc., an entity owned by James J. Kim, at cost ($49,740) and AK Investments, Inc. assumed $49,740 of the Company's long-term borrowings from Anam USA, Inc. Management estimates that the fair value of these investments and notes receivable approximated the carrying value at August 1, 1997. Subsequent to the sale on August 1, 1997 the Company loaned AK Investments, Inc. $12,800 for the purchase of additional investments. The amount outstanding on this loan at December 31, 1997 was $4,350.

     The Company's investment in ASI is accounted for using the equity method of accounting. Although the Company does not own in excess of 20% of the outstanding common stock of ASI, the Company through its common ownership with the Kim family and entities controlled by the Kim family owns 40.7% of the outstanding common stock of ASI and may exercise a significant influence over ASI. Accordingly the Company applies the equity method based on its ownership interest. A significant portion of the shares owned by the Kim family are leveraged and as a result of this, or for other reasons, the family's ownership could be substantially reduced.

     In 1997, the Company recognized a loss of $17,291, resulting principally from the impairment of value of its investment in ASI as well as the current year equity in income (loss) of ASI. The amount of the loss was determined based upon the market value of the ASI shares on the Korean Stock Exchange on February 16, 1998, the date that the Company sold its investment in ASI common stock to AK Investments, Inc. In exchange for the shares, AK Investments, Inc. assumed $13,863 of the Company's long-term borrowings from Anam USA, Inc.

     The Company is advised that ASI, as a public company in Korea, has published its most recent consolidated financial statements as of December 31, 1997.

     The Korean economy is undergoing changes as evidenced by the agreement between the Korean government and the International Monetary Fund. Among other things, this agreement includes a restructuring plan of the banking industry as a whole which will most likely have a material effect on ASI's operations. The overall impact of these economic changes on ASI is uncertain at this time. ASI's independent auditors' report indicates that the financial statements of ASI have been prepared assuming that ASI will continue as a going concern. The operations of ASI have been significantly affected, and will continue to be affected for the foreseeable future, by Korea's unstable economy caused by currency volatility and unstable finance markets in Korea. ASI has traditionally operated with a significant amount of debt relative to its equity and has a significant working capital deficit at December 31, 1997. Because of Korea's unstable economy and ASI's dependence on debt financing, the report indicates that there are significant uncertainties that may affect ASI's future operations and its abilities to maintain or refinance certain debt obligations as they mature, which raise substantial doubt regarding ASI's ability to continue as a going concern. The ultimate outcome of these uncertainties cannot be determined presently and ASI's financial statements do not include any adjustments that might result from these uncertainties. ASI's plans to address these matters are included in the notes to the ASI's financial statements.

     ASI's financial statements are prepared on the basis of Korean GAAP, which differs from U.S. GAAP in certain significant respects. The Company's equity in income (loss) of ASI is based upon the Korean GAAP information noted above and the Company's estimate of significant U.S. GAAP adjustments. These adjustments were not significant in 1995 and 1996. In 1997, ASI recognized a W349 billion loss principally as a result of foreign exchange losses on U.S. dollar denominated liabilities due to the significant depreciation of the won relative to the U.S. dollar. For purposes of determining the Company's equity in income
(loss) of ASI under U.S. GAAP, losses on remeasuring U.S. dollar denominated liabilities are not recognized as the U.S. dollar is the functional currency for ASI. Such U.S. dollar denominated liabilities were W2,144 billion at

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

December 31, 1997. Also, at December 31, 1997, the carrying value of the investment in ASI, adjusted for the loss on the 1998 disposition discussed above, is less than the Company's portion of ASI's net assets after consideration of the estimated U.S. GAAP adjustments. The most significant such adjustment affecting net assets is the remeasurement of property, plant and equipment to historical costs as required as the U.S. dollar is the functional currency.

     The following summary of consolidated financial information pertaining to ASI was derived from the consolidated financial statements referred to above. All amounts are in millions of Korean Won:

                                                  1995         1996          1997
                                               ----------   ----------    ----------
SUMMARY INCOME STATEMENT INFORMATION:
Sales........................................  W1,105,273   W1,338,718    W1,786,457
Net income (loss)............................      18,333       (9,385)     (348,729)
SUMMARY BALANCE SHEET INFORMATION:
Total assets.................................                2,225,288     3,936,030
Total liabilities............................                1,975,431     3,834,096

 7. SHORT-TERM CREDIT FACILITIES

     At December 31, 1996 and 1997, short-term borrowings consisted of various operating lines of credit and working capital facilities maintained by the Company. These borrowings are secured by receivables, inventories or property. These facilities, which are typically for one-year renewable terms, generally bear interest at current market rates appropriate for the country in which the borrowing is made (ranging from 7.2% to 13.0% at December 31, 1997). For 1996 and 1997, the weighted average interest rate on these borrowings was 7.8% and 8.6%, respectively. Included in cash and cash equivalents is $1,200 of certificates of deposit pledged as collateral for certain of these lines. The unused portion of lines of credit total $36,169 at December 31, 1997.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

 8. DEBT

     Following is a summary of the Company's short-term borrowings and long-term debt:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
Short-term borrowings (see Note 7)..........................  $ 150,513    $ 187,659
Bank loan, interest at LIBOR plus annual spread (6.78% at
  December 31, 1997), due October, 2000.....................     50,000       50,000
Bank loan, interest at LIBOR plus annual spread (6.68% at
  December 31, 1997), due in installments beginning March,
  1998 through April, 2001..................................     71,250       71,250
Floating rate notes (FRNs), interest at LIBOR plus annual
  spread (7.38% at August 20, 1997, date of redemption).....     40,000           --
Bank debt, interest at LIBOR plus annual spread (9.37% at
  December 31, 1997), due December, 2001....................     20,000       20,000
Bank debt, interest at LIBOR plus annual spread (12.22% at
  December 31, 1997,) due October, 1998.....................      5,000        5,000
Bank debt, interest at LIBOR plus annual spread (9.09% at
  December 31, 1997), due in installments with balance due
  September, 1999...........................................      4,000        3,500
Bank debt, interest at LIBOR plus annual spread (11.88% at
  December 31, 1997), due in equal installments through
  January, 2001.............................................      5,926        5,502
Note payable, interest at prime (8.50% at December 31,
  1997), due in semiannual installments beginning November
  1999 through April, 2004..................................         --        9,530
Note payable, interest at LIBOR plus annual spread (12.48%
  at December 31, 1997), due in installments with balance
  due November, 1999........................................     11,000        9,000
Other, primarily capital lease obligations and other debt...      1,568        2,810
                                                              ---------    ---------
                                                                359,257      364,251
Less -- Short-term borrowings and current portion of
  long-term debt............................................   (191,813)    (167,317)
                                                              ---------    ---------
                                                              $ 167,444    $ 196,934
                                                              =========    =========

     The Bank loans were obtained to finance the expansion of the Company's factories in the Philippines. The Company has the option to prepay all or part of the loans on any interest payment date. These Bank loans are unconditionally and irrevocably guaranteed by ASI. The Bank loans contain provisions pertaining to the maintenance of specified debt-to-equity ratios, restrictions with respect to corporate reorganization, acquisition of capital stock or substantially all of the assets of any other corporations and advances and dispositions of all or a substantial portion of the borrower's assets, except in the ordinary course of business. AAP was not in compliance with covenants regarding the maintenance of certain debt-to-equity ratios and advances to affiliates. As a result of the receipt of the net proceeds from the Initial Public Offering (see Note 2), amounts due under these agreements and certain other agreements with cross-default clauses were classified as non-current liabilities at December 31, 1997 in the accompanying consolidated balance sheet.

     Other bank debt instruments have interest rates based on Singapore interbank rates and LIBOR plus an annual spread. The loans are secured by assets of the Company and assets acquired through proceeds from the loans.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

     Principal payments required under long-term debt borrowings at December 31, 1997 are as follows:

                                                     AMOUNT
                                                    --------
1998..............................................  $138,309
1999..............................................     9,153
2000..............................................     2,360
2001..............................................    22,003
2002..............................................     1,905
Thereafter........................................     2,862
                                                    --------
Total.............................................  $176,592
                                                    ========

 9. EMPLOYEE BENEFIT PLANS

  U.S. Pension Plans

     ATI has a defined contribution benefit plan covering substantially all U.S. employees under which ATI matches 75% of the employee's contributions of between 6% and 10% of salary, up to a defined maximum on an annual basis. The pension expense for this plan was $483, $776 and $959 in 1995, 1996 and 1997, respectively. The pension plan assets are invested primarily in equity and fixed income securities.

  Philippine Pension Plans

     AAAP, AAP and AMI sponsor several defined benefit plans that cover substantially all employees who are not covered by statutory plans. Charges to expense are based upon costs computed by independent actuaries.

     The components of net periodic pension cost for the defined benefit plans are as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1995      1996      1997
                                                   ------    ------    ------
Service cost of current period...................  $  974    $1,542    $1,274
Interest cost on projected benefit obligation....     811     1,228       957
Actual return on plan assets.....................    (609)     (677)     (585)
Net amortization and deferrals...................     100        98       132
                                                   ------    ------    ------
          Total pension expense..................  $1,276    $2,191    $1,778
                                                   ======    ======    ======

     It is the Company's policy to make contributions sufficient to meet the minimum contributions required by law and regulation.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

     The following table sets forth the funded status and the amounts recognized in the consolidated balance sheets for the defined benefit pension plans:

                                                            1996       1997
                                                           -------    -------
Actuarial present value of:
  Vested benefit obligation..............................  $ 1,696    $ 1,546
                                                           =======    =======
  Accumulated benefit obligation.........................  $ 2,848    $ 2,669
                                                           =======    =======
Actuarial present value of projected benefit
  obligation.............................................  $12,699     10,428
Plan assets at fair value................................    6,077      6,614
                                                           -------    -------
Plan assets less than projected benefit obligation.......   (6,622)    (3,814)
Prior service cost.......................................    1,125        967
Unrecognized net loss....................................    1,800        953
                                                           -------    -------
Accrued pension cost.....................................  $(3,697)   $(1,894)
                                                           =======    =======

     The weighted average interest rate used in determining the projected benefit obligation was 12% as of December 31, 1996 and 1997. The rates of increase in future compensation levels was 11% as of December 31, 1996 and 1997. The expected long-term rate of return on plan assets was 12% as of December 31, 1996 and 1997.

10. INCOME TAXES

     The provision for income taxes includes federal, state and foreign taxes currently payable and those deferred because of temporary differences between the financial statement and the tax bases of assets and liabilities. The components of the provision for income taxes follow:

                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                  ---------------------------------
                                                    1995        1996        1997
                                                  --------    --------    ---------
Current:
  Federal.......................................   $6,125      $5,880      $16,126
  State.........................................      908          60        2,639
  Foreign.......................................      498       2,260           28
                                                   ------      ------      -------
                                                    7,531       8,200       18,793
                                                   ------      ------      -------
Deferred:
  Federal.......................................     (173)       (226)      (4,991)
  Foreign.......................................     (974)        (98)      (6,724)
                                                   ------      ------      -------
                                                   (1,147)       (324)     (11,715)
                                                   ------      ------      -------
          Total provision.......................   $6,384      $7,876      $ 7,078
                                                   ======      ======      =======

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

     The reconciliation between the tax payable based upon the U.S. federal statutory income tax rate and the recorded provision follow:

                                              FOR THE YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                                1995       1996        1997
                                              --------    -------    --------
Federal statutory rate......................  $ 23,458    $15,054    $ 21,352
State taxes, net of federal benefit.........       908         60       1,285
S Corp. status of AEI.......................   (10,400)    (2,900)     (3,613)
(Income) losses of foreign subsidiaries
  subject to tax holiday....................        --      4,957      (5,106)
Foreign exchange losses recognized for
  income taxes..............................    (1,649)        --     (21,147)
Valuation allowance.........................                           22,000
Difference in rates on foreign
  subsidiaries..............................    (5,933)    (9,295)     (7,693)
                                              --------    -------    --------
          Total.............................  $  6,384    $ 7,876    $  7,078
                                              ========    =======    ========

     The Company has structured its global operations to take advantage of lower tax rates in certain countries and tax incentives extended to encourage investment. AAP had a tax holiday in the Philippines which expired in 1995. AAAP has a tax holiday in the Philippines which expires at the end of 2002. Foreign exchange losses recognized for income taxes relate to unrecognized net foreign exchange losses on U.S. dollar denominated monetary assets and liabilities. These losses, which are not recognized for financial reporting purposes as the U.S. dollar is the functional currency (see Note 1), result in deferred tax assets that will be realized, for Philippine tax reporting purposes, upon settlement of the related asset or liability. The deferred tax asset related to these losses increased in 1997 as a result of the dramatic devaluation of the Philippine peso relative to the U.S. dollar. The Company's ability to utilize these assets depends on the timing of the settlement of the related assets or liabilities and the amount of taxable income recognized within the Philippine statutory carryforward limit of three years. Accordingly, a valuation allowance has been established in 1997 for a portion of the related deferred tax assets.

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           ------    --------
Deferred tax assets (liabilities):
  Retirement benefits....................................  $  888    $    816
  Receivables............................................     344         227
  Inventories............................................   1,057       6,509
  Unrealized foreign exchange losses.....................     398      37,447
  Unrealized foreign exchange gains......................    (614)     (9,084)
  Other..................................................     225          98
                                                           ------    --------
  Net deferred tax asset.................................   2,298      36,013
  Valuation allowance....................................      --     (22,000)
                                                           ------    --------
  Net deferred tax asset.................................  $2,298    $ 14,013
                                                           ======    ========

     Non-U.S. income before taxes and minority interest of the Company was $23,800, $20,420 and $32,920 in 1995, 1996 and 1997, respectively.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

     At December 31, 1996 and 1997 current deferred tax assets of $1,919 and $13,439, respectively, are included in other current assets and noncurrent deferred tax assets of $379 and $574, respectively, are included in other assets in the consolidated balance sheet. The Company's net deferred tax assets include amounts which management believes are realizable through future taxable income.

     The Company's tax returns have been examined through 1993 in the Philippines and through 1994 in the U.S. The recorded provision for open years is subject to changes upon final examination of these tax returns. Changes in the mix of income from the Company's foreign subsidiaries, expiration of tax holidays and changes in tax laws or regulations could result in increased effective tax rates for the Company.

     At December 31, 1997, the financial reporting basis of AEI's net assets were greater than the tax basis of the net assets by approximately $5,200. In connection with the Initial Public Offering, the Company and the stockholders of AEI entered into a Tax Indemnification Agreement providing that the Company and AEI will be indemnified by such stockholders, with respect to their proportionate share of any federal or state corporate income taxes attributable to the failure of AEI to qualify as an S Corporation for any period or in any jurisdiction for which S Corporation status was claimed through the date AEI terminated its S Corporation status. The Tax Indemnification Agreement will also provide that the Company and AEI will indemnify the stockholders if such stockholders are required to include in income additional amounts attributable to taxable years on or before the date AEI terminated its S Corporation status as to which AEI filed or files tax returns claiming status as an S Corporation.

11. STOCKHOLDERS' EQUITY

     The common stock and additional paid-in-capital of the Company are reflected at the original cost of the Amkor Companies. In connection with the Reorganization, the Company authorized 500,000,000 shares of $.001 par value common stock, of which 82,610,000 shares were issued to the stockholders of the Amkor Companies in exchange for their interests in these Companies.

     At the date of the Reorganization (see Note 1), consolidated retained earnings included $3,243 related to AKI. This amount is reflected as a reduction in retained earnings in 1998 as a result of the purchase of AKI by ATI.

     In addition, the Company authorized 10,000,000 shares of $.001 par value preferred stock, designated as Series A.

     Changes in the division equity account reflected in the consolidated statement of stockholders' equity represent the net cash flows resulting from the operations of the Chamterry semiconductor packaging and test business for the periods indicated. Such cash flows have been presented as distributions or capital contributions since these amounts were retained in Chamterry Enterprises, Ltd. for the benefit of the owners.

12. EARNINGS PER SHARE

     The pro forma net income per common share was calculated by dividing the pro forma net income by the weighted average number of shares outstanding for the respective periods, adjusted for the effect of the Reorganization (see Note
1) and the Initial Public Offering (see Note 2).

     In the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic EPS is computed using only the weighted average number of common shares outstanding for the period while diluted EPS is computed assuming conversion of all dilutive securities, such as options. In accordance with the statement, all prior period per share amounts have been revised to reflect the new presentation. There have

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

been no changes to historical per share amounts. The Company's basic and diluted per share amounts are the same for all periods presented except for the six months ended June 30, 1998 which are calculated as follows:

                                                                          WEIGHTED
                                                          EARNINGS       AVG. SHARES     PER SHARE
                                                         (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                                         -----------    -------------    ---------
SIX MONTHS ENDED JUNE 30, 1998
  Basic earnings per share.............................    30,431          94,323          $0.32
  Convertible Notes....................................     1,193           5,196
                                                           ------          ------          -----
  Dilutive effect of options...........................        --              --
                                                           ------          ------          -----
  Diluted earnings per share...........................    31,624          99,519          $0.32
                                                           ======          ======          =====

     Stock options to purchase approximately 3 million shares of Common Stock at $11.00 per share were outstanding subsequent to the Initial Public Offering, but are excluded from the computation of diluted earnings per share as the average market price was below the options exercise price.

13. STOCK OPTIONS (UNAUDITED)

     1998 Director Option Plan. The Company's 1998 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in January 1998 and was approved by the Company's stockholders in April 1998. A total of 300,000 shares of Common Stock have been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and non-discretionary. Generally, the Director Plan provides for an initial grant of options to purchase 15,000 shares of Common Stock to each new nonemployee director of the Company (an "Outside Director") when such individual becomes an Outside Director. In addition, each Outside Director will automatically be granted subsequent options to purchase 5,000 shares of Common Stock on each date on which such Outside Director is re-elected by the stockholders of the Company, provided that as of such date such Outside Director has served on the Board of Directors for at least six months. The exercise price of the options is 100% of the fair market value of the Common Stock on the grant date, except that with respect to initial grants to directors on the effective date of the Director Plan the exercise price was equal to 94% of the Initial Public Offering price per share of Common Stock in the Initial Public Offering. The term of each option is ten years and each option granted to an Outside Director vests over a three year period. The Director Plan will terminate in January 2008 unless sooner terminated by the Board of Directors. As of June 30, 1998, there are 30,000 options outstanding under the Director Plan.

     1998 Stock Plan. The Company's 1998 Stock Plan (the "1998 Plan") generally provides for the grant to employees, directors and consultants of stock options and stock purchase rights. The 1998 Plan was adopted by the Board of Directors in January 1998 and was approved by the Company's stockholders in April 1998. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. The maximum aggregate number of shares which may be optioned and sold under the 1998 Plan is 5,000,000 plus an annual increase to be added on each anniversary date of the adoption of the 1998 Plan.

     Unless determined otherwise by the Board of Directors or a committee appointed by the Board of Directors (the "Committee"), options and stock purchase rights granted under the 1998 Plan are not transferable by the optionee. Generally, the exercise price of stock options granted under the 1998 Plan must be at least equal to the fair market value of the shares on the date of grant. In general, the options granted will vest over a four year period and the term of options granted under the 1998 Plan may not exceed ten years. As of June 30, 1998, there are 3,070,300 options outstanding under the 1998 Plan.

     1998 Stock Option Plan for French Employees. The 1998 Stock Option Plan for French Employees (the "French Plan") was approved by the Board of Directors in April 1998. Unless terminated sooner, the French Plan will continue in existence for 5 years. The French Plan provides for the granting of options to employees

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

of AAES and AWFS, the Company's French subsidiaries (the "French Subsidiaries"). A total of 250,000 shares of Common Stock have been reserved for issuance under the French Plan plus an annual increase to be added on each anniversary date of the adoption of the French Plan. In general, stock options granted under the French Plan vest over a four year period, the exercise price for each option granted under the French Plan shall be 100% of the fair market value of the shares of Common Stock on the date the option is granted and the maximum term of the option must not exceed ten years. Shares subject to the options granted under the French Plan may not be transferred, assigned or hypothecated in any manner other than by will or the laws of descent or distribution before the date which is five years after the date of grant. As of June 30, 1998, there are 68,200 options outstanding under the French Plan.

     A summary of the status of the Company's stock option plans follows:

                                                                WEIGHTED AVERAGE
                                                    NUMBER       EXERCISE PRICE
                                                   OF SHARES       PER SHARE
                                                   ---------    ----------------
Balance at January 1, 1998.......................         --             --
  Granted........................................  3,175,900          10.99
  Exercised......................................         --             --
  Cancelled......................................      7,400          11.00
                                                   ---------         ------
Balance at June 30, 1998.........................  3,168,500          10.99
                                                   ---------         ------
Exercisable at June 30, 1998.....................         --             --
                                                   ---------         ------

     Significant option groups outstanding at June 30, 1998 and the related weighted average exercise price and remaining contractual life information are as follows:

                                                OUTSTANDING          EXERCISABLE
                                             ------------------    ---------------     REMAINING
      OPTIONS WITH EXERCISE PRICES OF         SHARES      PRICE    SHARES    PRICE    LIFE (YEARS)
      -------------------------------        ---------    -----    ------    -----    ------------
$11.00.....................................  3,138,500    11.00       --     11.00        9.8
$10.34.....................................     30,000    10.34       --     10.34        9.8
                                             ---------              ----
Options outstanding at June 30, 1998.......  3,168,500                --
                                             =========              ====

     A Summary of the weighted average fair value of options at grant date granted during the six months ended June 30, 1998 follows:

                                                                WEIGHTED AVERAGE    WEIGHTED AVERAGE
                                                    NUMBER       EXERCISE PRICE        GRANT DATE
                                                   OF SHARES       PER SHARE          FAIR VALUES
                                                   ---------    ----------------    ----------------
Options whose exercise price equals market price
  on grant date..................................  3,145,900          11.00              $4.74
                                                   ---------         ------              -----
Options whose exercise price is less than the
  market price on grant date.....................     30,000          10.34              $4.97
                                                   ---------         ------              -----

     In order to calculate the fair market value of stock options at date of grant, the Company used the Black-Scholes option pricing model. The following assumptions were used: expected option term of 4 years, stock price volatility factor of 47% and dividend yield of 0%. Risk free interest rate of 5.38% was used.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

     The Company accounts for stock option awards as prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation cost has been recognized in the Consolidated Statements of Income. Had the Company recorded compensation expense for the fair value of the options granted, as provided by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

                                                      FOR THE YEAR ENDED          FOR THE SIX MONTHS
                                                         DECEMBER 31,               ENDED JUNE 30,
                                                 -----------------------------    -------------------
                                                  1995       1996       1997       1997        1998
                                                 -------    -------    -------    -------    --------
Net income --             As reported            $51,532    $30,022    $39,668    $1,178     $30,431
                          Pro forma               51,532     30,022     39,668     1,178      30,054
Earnings per share --
  Basic                   As reported               0.62       0.36       0.48      0.01        0.32
                          Pro forma                 0.62       0.36       0.48      0.01        0.32
  Diluted                 As reported               0.62       0.36       0.48      0.01        0.32
                          Pro forma              $  0.62    $  0.36    $  0.48    $ 0.01     $  0.31

14. RELATED-PARTY TRANSACTIONS

     At December 31, 1997, the Company owned 8.1% of the outstanding stock of ASI (see Note 6), and ASI owned 40% of AAP. On June 1, 1998 the Company purchased ASI's interest in AAP for approximately $34,000 (see Note 17). In 1996 and 1997, approximately 72% and 68%, respectively, of the Company's net revenues (see Note 1) were derived from services performed for the Company by ASI, a Korean public company in which certain of the Company's principal stockholders hold a minority interest. By the terms of a long-standing agreement, the Company has been responsible for marketing and selling ASI's semiconductor packaging and test services, except to customers in Korea and certain customers in Japan to whom ASI has historically sold such services directly. The Company has worked closely with ASI in developing new technologies and products. The Company has recently entered into five-year supply agreements with ASI giving the Company the first right to market and sell substantially all of ASI's packaging and test services and the exclusive right to market and sell all of the wafer output of ASI's new wafer foundry. The Company's business, financial condition and operating results have been and will continue to be significantly dependent on the ability of ASI to effectively provide the contracted services on a cost-efficient and timely basis. The termination of the Company's relationship with ASI for any reason, or any material adverse change in ASI's business resulting from underutilization of its capacity, the level of its debt and its guarantees of affiliate debt, labor disruptions, fluctuations in foreign exchange rates, changes in governmental policies, economic or political conditions in Korea or any other change could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company previously has met a significant portion of its financing from financing arrangements provided by Anam USA, Inc. ("AUSA"), ASI's wholly-owned financing subsidiary. A majority of the amount due to AUSA represented outstanding amounts under financing obtained by AUSA for the benefit of the Company with the balance representing payables to AUSA for packaging and service charges paid to ASI. Based on guarantees provided by ASI, AUSA obtained for the benefit of the Company a continuous series of short-term financing arrangements which generally were less than six months in duration, and typically were less than two months in duration. Because of the short-term nature of these loans, the flows of cash to and from AUSA under this arrangement were significant. Purchases from ASI through AUSA were $354,062, $460,282 and $527,858 for 1995, 1996 and 1997, respectively. Charges from AUSA for interest and bank charges were $4,484, $7,074 and $6,002 for 1995, 1996 and 1997, respectively. Amounts payable to ASI and AUSA were $252,221, and $156,350 at December 31, 1996 and 1997, respectively.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

     ASI's ability to continue to provide services to the Company will depend on ASI's financial condition and performance. ASI currently has a significant amount of debt relative to its equity, which debt the Company expects will continue to increase in the foreseeable future. The Company is advised that ASI, as a public company in Korea, has published its most recent annual consolidated financial statements as of December 31, 1997. These consolidated financial statements are prepared on the basis of Korean GAAP, which differs from U.S. GAAP. U.S. GAAP financial statements are not available (See Note 6). As of December 31, 1997, ASI, on a consolidated basis, had current liabilities of approximately W2,124 billion, including approximately W1,721 billion of short-term borrowings and approximately W121 billion of current maturities of long-term debt, and had long-term liabilities of approximately W1,710 billion, including approximately W737 billion of long-term debt and approximately W862 billion of long-term capital lease obligations. As of such date, the total shareholders' equity of ASI amounted to approximately W77 billion. The deterioration of the Korean economy in recent months and the resulting liquidity crisis in Korea have led to sharply higher domestic interest rates and reduced opportunities for refinancing or refunding maturing debts as financial institutions in Korea, which are experiencing financial difficulties, are increasingly looking to limit their lending, particularly to highly leveraged companies, and to increase their reserves and provisions for non-performing assets. Therefore, there can be no assurance that ASI will be able to refinance its existing loans or obtain new loans, or continue to make required interest and principal payments on such loans or otherwise comply with the terms of its loan agreements. Any inability of ASI to obtain financing or generate cash flow from operations sufficient to fund its capital expenditure, debt service and repayment and other working capital and liquidity requirements could have a material adverse effect on ASI's ability to continue to provide services and otherwise fulfill its obligations to the Company. In addition, ASI has obtained a significant amount of financing through arrangements obtained by AUSA. As an overseas subsidiary of ASI, AUSA was formed with the approval of the Bank of Korea. If the Bank of Korea were to withdraw such approval, or if AUSA otherwise ceased operations for any reason, ASI would be required to meet their financing needs through alternative arrangements.

     As of December 31, 1997, ASI and its consolidated subsidiaries were contingently liable under guarantees in respect of debt of its non-consolidated subsidiaries and affiliates in the aggregate amount of approximately W857 billion. As of December 31, 1997, such guarantees included those in respect of all of AUSA's debt totaling $319,200, $176,250 of the Company's debt to banks and the Company's obligations under a receivables sales arrangement (see Note
3). Prior to the Initial Public Offering, the Company met a significant portion of its financing needs through financing arrangements obtained by AUSA for the benefit of the Company based on guarantees provided by ASI. The Company currently does not depend on such financing arrangements. In addition, if any relevant subsidiaries or affiliates of ASI were to fail to make interest or principal payments or otherwise default under their debt obligations guaranteed by ASI, ASI could be required under its guarantees to repay such debt, which event could have a material adverse effect on its financial condition and results of operations.

     As previously discussed, the Company incurs charges from ASI for assembly and test services performed on a monthly basis. Historically the Company has paid ASI for these services on net 30-day terms. On July 21, 1998 the Company entered into a prepayment agreement with ASI relating to assembly and test services. In accordance with the agreement, the Company made a $50,000 non-interest bearing advance to ASI, representing approximately one month's charges for assembly and test services. The Company will offset this advance against billings by ASI for assembly and test services provided in the fourth quarter of 1998. This amount will be reflected in the current portion of Due from Affiliate.

     In connection with its wafer foundry agreement with Texas Instruments, Inc.
(TI), the Company and TI agreed to revise certain payment and other terms contained in the Master Purchase Agreement. As part of this agreement, TI agreed to advance ATI $20,000 in June 1998 as a prepayment of wafer foundry services to be provided in the fourth quarter of 1998. The Company has recorded this amount in accrued expenses. The

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

Company in turn advanced these funds to ASI as a prepayment for foundry service charges. The Company will offset the advance to ASI against billings by ASI in the fourth quarter of 1998. This amount is reflected in the current portion of Due from Affiliate.

     To facilitate capacity expansion for new product lines, certain customers advanced ATI funds to purchase certain equipment to fulfill such customers forecasts. In certain cases, the customer has requested that the equipment be installed in the ASI factories. In these cases, the Company receives funds from the customer and advances the funds to ASI. ASI in turn purchases the necessary equipment. ASI repays ATI through a reduction of the monthly processing charges related to the customer product being assembled. ATI will reduce its obligation to the customer through a reduction in the accounts receivable, due from the customer, at the time services are billed. These amounts are reflected in Accrued Expenses and current portion of Due from Affiliate. As of June 30, 1998 this amount was approximately $5,800.

     The Company utilizes AST as a key supplier of leadframes. Historically, the Company has paid AST for these services on net 30-day terms. Effective at the end of July 1998, the Company changed its payment policy from net 30-days, to paid-in advance. Accordingly the Company now pays for its materials before shipment. This change in payment policy resulted in an advance to AST of approximately $5,000 at the end of July 1998. This amount will be reflected in the current portion of Due from Affiliate. Payments to AST were approximately $16,400, $27,300 and $26,000 during 1995, 1996 and 1997, respectively.

     Anam Engineering and Construction, an affiliate of ASI, built the packaging facility for AAAP in the Philippines. Payments to Anam Engineering and Construction were $22,167 and $3,844 in 1996 and 1997, respectively. Anam Precision Equipment and Anam Instruments manufacture certain equipment used by the Philippine operations. Payments to Anam Precision Equipment and Anam Instruments were $6,652 and $4,211 in 1996 and 1997, respectively.

     During 1996, the Company extended guarantees on behalf of an affiliate to vendors used by this affiliate. Outstanding guarantees as of December 31, 1996 and 1997 were $25,100 and $24,655 respectively. Amounts guaranteed under this agreement fluctuate due to the cyclical nature of the affiliate's retail business. Balances guaranteed at December 31 are generally the largest.

     The Company has executed a surety and guarantee agreement on behalf of an affiliate. The Company has unconditionally guaranteed the affiliate's obligation under a $17,000 line of credit and a $9,000 term loan note. As of December 31, 1997, there was $750 outstanding under the line of credit and $9,000 outstanding under the term loan note. The Company has also unconditionally guaranteed another affiliate's obligation under a $4,000 term loan agreement and a $1,000 line of credit. As of December 31, 1997, there was $3,800 outstanding under the term loan and no amounts outstanding under the line of credit.

     A principal stockholder of the Company has extended guarantees on behalf of the Company in the amount of $87,000 at December 31, 1997. Also in 1997, a company controlled by this stockholder purchased investments in the amount of $49,740 (see Note 6).

     The Company leases office space in West Chester, PA from certain stockholders of the Company. The lease expires in 2006. The Company has the option to extend the lease for an additional 10 years through 2016. On September 11, 1997, the office previously being leased in Chandler, Arizona was purchased from certain stockholders of the Company. The total purchase price of the building ($5,710) represents the carrying value to the stockholders. Amounts paid for these leases in 1996 and 1997 were $1,343 and $1,458, respectively.

     At December 31, 1996 and 1997, the Company had advances and notes receivable from affiliates other than ASI and AUSA of $22,988 and $36,501, respectively. Realization of these notes is dependent upon the ability of the affiliates to repay the notes. In management's opinion, these receivables are recorded at the net realizable value.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose the Company to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

     The methods and assumptions used to estimate the fair value of significant classes of financial instruments is set forth below:

     Available for sale investments. The fair value of these financial instruments was estimated based on market quotes, recent offerings of similar securities, current and projected financial performance of the company and net asset positions.

     Short-term borrowings. Short-term borrowings have variable rates that reflect currently available terms and conditions for similar borrowings. The carrying amount of this debt is a reasonable estimate of fair value.

     Long-term debt and due to affiliates. Long-term debt and due to affiliates have variable rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of fair value.

16. COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims incidental to the conduct of its business. Based on consultation with legal counsel, management does not believe that any claims to which the Company is a party will have a material adverse effect on the Company's financial condition or results of operations.

     Future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1997, are:

1998...............................................  $ 7,805
1999...............................................    7,230
2000...............................................    6,463
2001...............................................    5,689
2002...............................................    2,338
Thereafter.........................................   36,404
                                                     -------
          Total....................................  $65,929
                                                     =======

     Rent expense amounted to $3,692, $5,520 and $6,709 for 1995, 1996 and 1997,
respectively.

     The Company has various purchase commitments for materials, supplies and capital equipment incidental to the ordinary conduct of business. As of December 31, 1997 the Company had commitments for capital equipment of approximately $27,000. In the aggregate, such commitments are not at prices in excess of current market.

17. ACQUISITIONS

     On June 1, 1998, the Company purchased ASI's 40% interest in AAP for $33,750. The acquisition was accounted for using the purchase method of accounting which resulted in the elimination of the minority

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

interest liability reflected on the consolidated balance sheet and the recording of approximately $23,910 of goodwill which is being amortized over 10 years.

     On September 30, 1996, AEI and a principal stockholder each acquired 50% of the outstanding common stock of Amkor Anam Test Services, Inc. (AATS), formerly Navell Test Consultants, Inc., a provider of test engineering services for the semiconductor industry located in San Jose, California, for approximately $2,860. Subsequent to September 30, 1996, AEI purchased the 50% interest owned by a principal stockholder at the stockholder's original cost. The acquisition was accounted for using the purchase method of accounting and the results of AATS' operations are included in the Company's consolidated statements of income effective October 1, 1996. Accordingly, the total purchase price has been allocated to the combined assets and liabilities based upon their estimated respective fair values. This acquisition resulted in goodwill of approximately $2,356, which is being amortized over 20 years.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

18. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company is primarily engaged in one industry segment, namely, the packaging and testing of integrated circuits. Financial information, summarized by geographic area, is as follows:

                                    UNITED
                                    STATES       EUROPE     PHILIPPINES    ELIMINATIONS     COMBINED
                                  ----------    --------    -----------    ------------    ----------
Year ended December 31, 1997:
  Net revenues from unaffiliated
     customers..................  $1,258,110    $197,651     $     --       $      --      $1,455,761
  Net revenues from
     affiliates.................          --          --      256,895        (256,895)             --
                                  ----------    --------     --------       ---------      ----------
  Total net revenues............   1,258,110     197,651      256,895        (256,895)      1,455,761
  Income before income taxes and
     minority interest..........      28,086      23,522        9,398              --          61,006
  Identifiable assets...........     352,503      21,873      506,397        (176,134)        704,639
  Corporate assets..............                                                              146,299
                                                                                           ----------
          Total assets..........                                                           $  850,938
                                                                                           ==========
Year ended December 31, 1996:
  Net revenues from unaffiliated
     customers..................  $1,013,182    $157,819     $     --       $      --      $1,171,001
  Net revenues from
     affiliates.................          --          --      198,637        (198,637)             --
                                  ----------    --------     --------       ---------      ----------
  Total net revenues............   1,013,182     157,819      198,637        (198,637)      1,171,001
  Income before income taxes and
     minority interest..........      22,592      12,473        7,947              --          43,012
  Identifiable assets...........     245,781      19,422      424,653         (91,552)        598,304
  Corporate assets..............                                                              199,309
                                                                                           ----------
          Total assets..........                                                           $  797,613
                                                                                           ==========
Year ended December 31, 1995:
  Net revenues from unaffiliated
     customers..................  $  792,285    $140,097     $     --       $      --      $  932,382
  Net revenues from
     affiliates.................          --          --      128,164        (128,164)             --
                                  ----------    --------     --------       ---------      ----------
  Total net revenues............     792,285     140,097      128,164        (128,164)        932,382
  Income before income taxes and
     minority interest..........      43,223      13,019       10,781              --          67,023
  Identifiable assets...........     235,707      18,699      270,185        (100,385)        424,206
  Corporate assets..............                                                              211,662
                                                                                           ----------
          Total assets..........                                                           $  635,868
                                                                                           ==========

     Sales between affiliates are priced at customer selling price less material costs provided by the segment, less a sales commission. Net revenues from unaffiliated customers for the United States include $109,532, $160,507 and $208,062 of revenues from unaffiliated foreign customers for 1995, 1996 and 1997, respectively. Identifiable assets are those assets that can be directly associated with a particular geographic area. Corporate assets are those assets which are not directly associated with a particular geographic area and consist primarily of cash and cash equivalents, investments and advances or loans to another geographic segment.

                             AMKOR TECHNOLOGY, INC.

             (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

19. PRO FORMA ADJUSTMENTS (UNAUDITED)

  Statement of Income

     Pro forma adjustments are presented to reflect a provision for income taxes as if AEI had not been an S Corporation for all of the periods presented. Pro forma net income per common share is based on the weighted average number of shares outstanding as if the Exchange had occurred at the beginning of the period presented.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and
  Board of Directors
Anam Industrial Co., Ltd.

     We have audited the consolidated balance sheets of Anam Industrial Co., Ltd. and its subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, capital surplus and retained earnings (accumulated deficit), and cash flows for each of the three years in the period ended December 31, 1997 (which financial statements are prepared under generally accepted accounting principles in the Republic of Korea and are not included in this Registration Statement). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Anam USA, Inc. ("Anam USA"), a wholly owned subsidiary, and Anam Engineering and Construction Co., Ltd. ("Anam Construction"), a 59.6% owned subsidiary, which statements reflect total assets of W913,721 million and W660,729 million as of December 31, 1997 and 1996, respectively, and total net income (loss) of W(10,011) million in 1997, W5,738 million in 1996 and W(2,925) million in 1995. Additionally, we did not audit the financial statements of Amkor/Anam Pilipinas, Inc. ("AAPI"), a 40% owned affiliate, the investment in which is reflected in the accompanying financial statements using the equity method of accounting. The Company's investment in AAPI was W38,612 million and W19,077 million as of December 31, 1997 and 1996, respectively, and the equity in its net income (loss) was W(44,491) million in 1997, W2,050 million in 1996 and W(1,570) million in 1995. The aforementioned financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Anam USA, Anam Construction and AAPI, is based solely on the reports of the other auditors. The auditors of Anam Construction and AAPI expressed uncertainties in their audit reports about the respective companies' ability to continue as a going concern.

     We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea, which are substantially the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anam Industrial Co., Ltd. and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles in the Republic of Korea.

     As discussed in Note 2 to the financial statements, in accordance with revised Financial Accounting Standards in the Republic of Korea effective in 1997 and 1996, respectively, the Company changed its method of accounting for unrealized foreign currency translation gains or losses on long-term assets and liabilities denominated in foreign currencies. In 1997, such gains or losses are deferred and amortized over the lives or maturities of corresponding assets and liabilities using the straight-line method. In 1996, such gains or losses had been recorded as a capital adjustment to shareholders' equity. Prior to 1996, such gains or losses had been recognized currently.

     The financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the operations of the Company have been significantly affected, and will continue to be affected for the foreseeable future, by Korea's unstable economy caused by currency volatility and unstable finance markets in Korea. The Company has traditionally operated with a significant amount of debt relative to its equity and has a significant working capital deficit at

December 31, 1997. Because of Korea's unstable economy and the Company's dependence on debt financing, there are significant uncertainties that may affect the Company's future operations and its ability to maintain or refinance certain debt obligations as they mature, which raise substantial doubt regarding the Company's ability to continue as a going concern. The ultimate outcome of these uncertainties cannot be determined presently and the financial statements do not include any adjustments that might result from these uncertainties. Management's plans to address these matters are also included in Note 3.

                                          SAMIL ACCOUNTING CORPORATION

Seoul, Korea
March 20, 1998

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Anam Engineering & Construction Co., Ltd.

     We have audited the balance sheets of Anam Engineering & Construction Co., Ltd. (the Company) as of December 31, 1997, 1996 and 1995, and the related statements of operations and accumulated deficit and cash flows for the years then ended (not included in this Prospectus or elsewhere in this Registration Statement). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the Republic of Korea which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anam Engineering & Construction Co., Ltd. as of December 31, 1997, 1996 and 1995, and the results of its operations and the changes in its accumulated deficit and its cash flows for the years then ended, in conformity with generally accepted financial accounting standards in the Republic of Korea.

     The financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 20 to the financial statements, the operations of the Company have been significantly affected, and will continue to be affected for the foreseeable future, by Korea's unstable economy caused by the currency volatility and unstable financial markets in Korea. The Company has traditionally operated with a significant amount of debt relative to its equity. Because of Korea's unstable economy and the Company's dependence on debt financing, there are significant uncertainties that may affect the Company's future operations and its abilities to maintain or regarding the Company's ability to continue as a going concern. The ultimate outcome of these uncertainties cannot be determined presently and financial statements do not include adjustments that might result from these uncertainties.

     As discussed in Note 17 to the financial statements, the Company executed a merger in which the operations of Hanyong Corporation were combined with the Company as of July 31, 1997. This merger was accounted for as a transfer of assets and liabilities under common control at historical costs in a manner similar to a pooling of interest of U.S. GAAP reporting purposes.

     As discussed in Note 14 to financial statements, the Company sells its product to Anam Semiconductor Inc. (Anam Industrial Co., Ltd.) and other affiliated companies. The amounts of sales are W244,013 million, W313,894 million and W47,109 million during the year ended December 31, 1997, 1996 and 1995, and balances of account receivable are W31,844 million, W53,816 million and W79,316 million at December 31, 1997, 1996 and 1995 respectively and balances of account payable are W4,834 million, W122 million and W403 million at December 31 of 1997, 1996 and 1995, respectively.

     The amounts expressed in U.S. Dollars, presented solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to financial statements.

                                          Chong Un & Company

Seoul, Korea
March 4, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Stockholders and the Board of Directors
Amkor/Anam Pilipinas, Inc.
NSC Compound, Km. 22 East Service Road
South Superhighway, Muntinlupa City

     We have audited the accompanying consolidated balance sheets of Amkor/Anam Pilipinas, Inc. and Subsidiary as of December 31, 1997 and December 29, 1996, and the related consolidated statements of income and retained earnings (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amkor/Anam Pilipinas, Inc. and Subsidiary as of December 31, 1997 and December 29, 1996, and the results of their operations and their cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles in the Philippines.

                                          SyCip Gorres Velayo & Co

January 30, 1998 (except with respect to the Initial Public Offering discussed in Note 1 which is dated May 8, 1998).
Makati City, Philippines

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Anam USA, Inc.
West Chester, Pennsylvania

     We have audited the balance sheets of Anam USA, Inc. (a Pennsylvania Corporation and a wholly-owned subsidiary of Anam Industrial Co., Ltd., Seoul,
ROK) as of December 31, 1997 and 1996 and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anam USA, Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          SIANA CARR & O'CONNOR, LLP

Paoli, Pennsylvania
February 13, 1998

------------------------------------------------------
------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR SALOMON SMITH BARNEY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH THE INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Additional Information.................    2
Prospectus Summary.....................    3
Risk Factors...........................    7
Reorganization.........................   22
Relationship with ASI..................   24
Use of Proceeds........................   29
Dividend Policy........................   29
Capitalization.........................   30
Selected Financial Data................   31
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   33
Business...............................   46
Management.............................   61
Certain Transactions...................   68
Principal Stockholders.................   71
Description of Capital Stock...........   72
Shares Eligible for Future Sale........   74
Plan of Distribution...................   75
Legal Matters..........................    5
Experts................................   76
Glossary...............................   77
Index to Consolidated Financial
  Statements...........................  F-1

                               ------------------

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                  COMMON STOCK
                                     AMKOR
                                TECHNOLOGY, INC.

                                      LOGO
                                  ------------

                                   PROSPECTUS

                                AUGUST   , 1998

                                  ------------
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts, commissions and certain accountable expenses, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the Nasdaq listing fee.

SEC Registration Fee........................................  $ 24,780
Printing Fees and Expenses..................................    20,000
Legal Fees and Expenses.....................................   100,000
Accounting Fees and Expenses................................   100,000
Miscellaneous...............................................    55,220
                                                              --------
          Total.............................................  $300,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     The Company's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     The Company's Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Company if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

     The Company has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Company's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The form of Underwriting Agreement entered into in connection with the Company's Initial Public Offering provides for the indemnification of the Company's directors and officers in certain circumstances as provided therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Prior to the Initial Public Offering, 82,610,000 shares of Common Stock were issued to Mr. James Kim and members of his family in exchange for their outstanding interests in the Amkor Companies. Such issuances were made pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. See "Reorganization" in Part I hereof. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) Exhibits

     2.1 Amendment and Plan of Reorganization dated April 14, 1998 between Amkor Technology, Inc., Amkor Electronics, Inc.
           ("AEI") and the stockholders of AEI.**
     2.2   Stock Purchase Agreement dated April 21, 1998 between
           Guardian Assets, Inc. and the stockholders of AK Industries,
           Inc.**
     2.3   Agreement dated April 29, 1998 between Cotswold Investments,
           Ltd., and Amkor Technology, Inc.**
     2.4   Agreement dated April 29, 1998 between Turquoise
           Investments, Ltd. and Amkor Technology, Inc.**
     3.1   Certificate of Incorporation.**
     3.2   Certificate of Correction to Certificate of Incorporation.
     3.3   Restated Bylaws.
     4.1   Specimen Common Stock Certificate.**
     4.2   Form of Indenture.**
     5.1   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation, as to the legality of the securities being registered.*
    10.1 Form of Indemnification Agreement for directors and officers.**
    10.2   1998 Stock Plan and form of agreement thereunder.**
    10.3   Receivables Purchase Agreement between Amkor Electronics,
           Inc. and Amkor Receivables Corp., dated June 20, 1997.**
    10.4   Form of Tax Indemnification Agreement between Amkor
           Technology, Inc., Amkor Electronics, Inc. and certain stockholders of Amkor Technology, Inc.**
    10.5   Bridge Loan Agreement between Amkor/Anam Pilipinas, Inc.,
           Anam Industrial Co., Ltd. and the Korea Development Bank for
           $55,000,000, dated July 1997.**
    10.6   Loan Agreement between Amkor/Anam Pilipinas, Inc. and the
           Korea Development Bank for $71,000,000, dated March 28,
           1996.**
    10.7   Loan Agreement between Amkor/Anam Pilipinas, Inc. and the
           Korea Development Bank for $50,000,000, dated September 7,
           1995.**
    10.8   Commercial Office Lease between Chandler Corporate Center
           Phase II, G.P. and Amkor Electronics, Inc., dated September
           6, 1993.**
    10.9   Commercial Office Lease between the 12/31/87 Trusts of Susan
           Y., David D. and John T. Kim and Amkor Electronics, Inc., dated October 1, 1996.**
    10.10  Commercial Office Lease between the 12/31/87 Trusts of Susan
           Y., David D., and John T. Kim and Amkor Electronics, Inc., dated June 14, 1996.**
    10.11 Contract of Lease between Corinthian Commercial Corporation and Amkor/Anam Pilipinas Inc., dated October 1, 1990.**
    10.12 Contract of Lease between Salcedo Sunvar Realty Corporation and Automated Microelectronics, Inc., dated May 6, 1994.**
    10.13  Lease Contract between AAP Realty Corporation and Amkor/Anam
           Advanced Packaging, Inc., dated November 6, 1996.**
    10.14  Immunity Agreement between Amkor Electronics, Inc. and
           Motorola, Inc., dated June 30, 1993.+**
    10.15  Assembly Agreement between Amkor Electronics, Inc. and Intel
           Corporation, dated July 17, 1991.+**

    10.16 1998 Director Option Plan and form of agreement thereunder.**
    10.17  1998 Employee Stock Purchase Plan.**
    10.18  Performance Undertaking between Amkor Receivables Corp. and
           Anam Industrial Co., Ltd., dated June 20, 1997.**
    10.19  Packaging and Test Services Agreement by and among Amkor
           Technology, Inc., Amkor Electronics, Inc., C.I.L. Limited,
           Anam USA, Inc. and Anam Industrial Co., Ltd. dated January
           1, 1998.**
    10.20  Foundry Services Agreement by and among Amkor Electronics,
           Inc., C.I.L. Limited, Anam Industries Co., Ltd. and Anam USA dated as of January 1, 1998.**
    10.21  Amendment to Technical Assistance Agreement dated as of
           September 29, 1997 between Texas Instruments Incorporated and Anam Industrial Co., Ltd. and related portions of Technical Assistance Agreement dated as of January 28,
           1997.+**
    10.22  Form of Registration Rights Agreement between Amkor
           Technology, Inc. and Smith Barney Inc. in consideration of the Master Securities Loan Agreement.**
    10.23  Manufacturing and Purchase Agreement between Texas
           Instruments Incorporated, Anam Industrial Co., Ltd. and
           Amkor Electronics, Inc., dated as of January 1, 1998.+**
    10.24  1998 Stock Option Plan for French Employees.**
    21.1   List of Subsidiaries of the Registrant.
    23.1   Consent of Arthur Andersen LLP.
    23.2   Consent of Counsel (included in Exhibit 5.1).*
    23.3   Consent of Samil Accounting Corporation
    23.4   Consent of Chong Un & Company
    23.5   Consent of SyCip Gorres Velayo & Co
    23.6   Consent of Siana Carr & O'Connor, LLP
    24.1   Power of Attorney (included on Page II-5).
    27.1   Financial Data Schedule.
    99.1   Form of Securities Loan Agreement between Smith Barney Inc.
           and James J. Kim and Agnes C. Kim.**
    99.2   Form of Custodial Undertaking in connection with Securities
           Loan Agreement by and among James J. Kim and Agnes C. Kim,
           Smith Barney Inc. and the Chase Manhattan Bank.**

---------------

 * Filed previously.

** Incorporated by reference to the Company's Registration Statement on Form S-1 filed October 6, 1997, as amended (File No. 333-37235).

 + Confidential Treatment requested as to certain portions of this exhibit.

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Chester, State of Pennsylvania, on the 25th day of August 1998.

                                          AMKOR TECHNOLOGY, INC.

                                          By:       /s/ JAMES J. KIM

                                            ------------------------------------
                                                        James J. Kim
                                                Chief Executive Officer and
                                                          Secretary

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James J. Kim and Frank J. Marcucci and each one of them, acting individually and without the other, as his or her attorney-in-fact, each with full power of substitution, for him and her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise) with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT ON FORM S-1 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                     SIGNATURE                                      TITLE                       DATE
                     ---------                                      -----                       ----

                 /s/ JAMES J. KIM                      Chief Executive Officer and         August 25, 1998
---------------------------------------------------      Chairman
                   James J. Kim

               /s/ FRANK J. MARCUCCI                   Chief Financial Officer and         August 25, 1998
---------------------------------------------------      Secretary (Principal Financial
                 Frank J. Marcucci                       and Accounting Officer)

                /s/ JOHN N. BORUCH                     President and Director              August 25, 1998
---------------------------------------------------
                  John N. Boruch

             /s/ WINSTON J. CHURCHILL                  Director                            August 25, 1998
---------------------------------------------------
               Winston J. Churchill

               /s/ ROBERT E. DENHAM                    Director                            August 25, 1998
---------------------------------------------------
                 Robert E. Denham

                                                       Director
---------------------------------------------------
                 Thomas D. George

              /s/ GREGORY K. HINCKLEY                  Director                            August 25, 1998
---------------------------------------------------
                Gregory K. Hinckley

                     INDEX TO FINANCIAL STATEMENT SCHEDULES*

                                                                            SEQUENTIALLY
SCHEDULE                                                                      NUMBERED
 NUMBER                       DESCRIPTION OF SCHEDULES                          PAGE
--------                      ------------------------                      ------------
            Report of Independent Public Accountants....................        S-2
   II       Valuation and Qualifying Accounts...........................        S-3

---------------

* All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Amkor Technology, Inc.:

     We have audited in accordance with generally accepted auditing standards, the Consolidated Financial Statements of Amkor Technology, Inc. and its subsidiaries (See Note 1 to the Consolidated Financial Statements) included in this registration statement and have issued our report thereon dated February 3, 1998 (except with respect to the sale of the investment in Anam Semiconductor, Inc. common stock discussed in Note 6, as to which the date is February 16, 1998, the Reorganization discussed in Note 1, as to which the date is April 29, 1998, and the Initial Public Offering discussed in Note 2, as to which the date is May 8, 1998). Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is presented for the purpose of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Philadelphia, Pa.

February 3, 1998 (except with respect to the sale of the investment in Anam Semiconductor, Inc. common stock discussed in Note 6, as to which the date is February 16, 1998, the Reorganization discussed in Note 1, as to which the date is April 29, 1998, and the Initial Public Offering discussed in Note 2, as to which the date is May 8, 1998).

                                  SCHEDULE II
                             AMKOR TECHNOLOGY, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                 BALANCE AT    ADDITIONS                               BALANCE AT
                                 BEGINNING     CHARGED TO                                 END
                                 OF PERIOD      EXPENSE      WRITE-OFFS     OTHER      OF PERIOD
                                 ----------    ----------    ----------    --------    ----------
Year ended December 31, 1995:
  Allowance for doubtful
     accounts................    $      487    $      500    $      --     $     56    $    1,043
Year ended December 31, 1996:
  Allowance for doubtful
     accounts................    $    1,043    $      660    $    (564)    $     40    $    1,179
Year ended December 31, 1997:
  Allowance for doubtful
     accounts................    $    1,179    $    3,490    $    (435)          --    $    4,234

                                 EXHIBIT INDEX

                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
    NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
    -------    ------------------------------------------------------------  ------------
         2.1   Amendment and Plan of Reorganization dated April 14, 1998
               between Amkor Technology, Inc., Amkor Electronics, Inc.
               ("AEI") and the stockholders of AEI.**
         2.2   Stock Purchase Agreement dated April 21, 1998 between
               Guardian Assets, Inc. and the stockholders of AK Industries,
               Inc.**
         2.3   Agreement dated April 29, 1998 between Cotswold Investments,
               Ltd., and Amkor Technology, Inc.**
         2.4   Agreement dated April 29, 1998 between Turquoise
               Investments, Ltd. and Amkor Technology, Inc.**
         3.1   Certificate of Incorporation.**
         3.2   Certificate of Correction to Certificate of Incorporation.
         3.3   Restated Bylaws.
         4.1   Specimen Common Stock Certificate.**
         4.2   Form of Indenture.**
         5.1   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation, as to the legality of the securities being
               registered.*
        10.1   Form of Indemnification Agreement for directors and
               officers.**
        10.2   1998 Stock Plan and form of agreement thereunder.**
        10.3   Receivables Purchase Agreement between Amkor Electronics,
               Inc. and Amkor Receivables Corp., dated June 20, 1997.**
        10.4   Form of Tax Indemnification Agreement between Amkor
               Technology, Inc., Amkor Electronics, Inc. and certain
               stockholders of Amkor Technology, Inc.**
        10.5   Bridge Loan Agreement between Amkor/Anam Pilipinas, Inc.,
               Anam Industrial Co., Ltd. and the Korea Development Bank for
               $55,000,000, dated July 1997.**
        10.6   Loan Agreement between Amkor/Anam Pilipinas, Inc. and the
               Korea Development Bank for $71,000,000, dated March 28,
               1996.**
        10.7   Loan Agreement between Amkor/Anam Pilipinas, Inc. and the
               Korea Development Bank for $50,000,000, dated September 7,
               1995.**
        10.8   Commercial Office Lease between Chandler Corporate Center
               Phase II, G.P. and Amkor Electronics, Inc., dated September
               6, 1993.**
        10.9   Commercial Office Lease between the 12/31/87 Trusts of Susan
               Y., David D. and John T. Kim and Amkor Electronics, Inc.,
               dated October 1, 1996.**
        10.10  Commercial Office Lease between the 12/31/87 Trusts of Susan
               Y., David D., and John T. Kim and Amkor Electronics, Inc.,
               dated June 14, 1996.**
        10.11  Contract of Lease between Corinthian Commercial Corporation and Amkor/Anam Pilipinas Inc., dated October 1, 1990.**
        10.12  Contract of Lease between Salcedo Sunvar Realty Corporation and Automated Microelectronics, Inc., dated May 6, 1994.**
        10.13  Lease Contract between AAP Realty Corporation and Amkor/Anam
               Advanced Packaging, Inc., dated November 6, 1996.**

                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
    NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
    -------    ------------------------------------------------------------  ------------
        10.14  Immunity Agreement between Amkor Electronics, Inc. and
               Motorola, Inc., dated June 30, 1993.+**
        10.15  Assembly Agreement between Amkor Electronics, Inc. and Intel
               Corporation, dated July 17, 1991.+**
        10.16  1998 Director Option Plan and form of agreement
               thereunder.**
        10.17  1998 Employee Stock Purchase Plan.**
        10.18  Performance Undertaking between Amkor Receivables Corp. and
               Anam Industrial Co., Ltd., dated June 20, 1997.**
        10.19  Packaging and Test Services Agreement by and among Amkor
               Technology, Inc., Amkor Electronics, Inc., C.I.L. Limited,
               Anam USA, Inc. and Anam Industrial Co., Ltd. dated January
               1, 1998.**
        10.20  Foundry Services Agreement by and among Amkor Electronics,
               Inc., C.I.L. Limited, Anam Industries Co., Ltd. and Anam USA
               dated as of January 1, 1998.**
        10.21  Amendment to Technical Assistance Agreement dated as of
               September 29, 1997 between Texas Instruments Incorporated
               and Anam Industrial Co., Ltd. and related portions of
               Technical Assistance Agreement dated as of January 28,
               1997.+**
        10.22  Form of Registration Rights Agreement between Amkor
               Technology, Inc. and Smith Barney Inc. in consideration of the Master Securities Loan Agreement.**
        10.23  Manufacturing and Purchase Agreement between Texas
               Instruments Incorporated, Anam Industrial Co., Ltd. and
               Amkor Electronics, Inc., dated as of January 1, 1998.+**
        10.24  1998 Stock Option Plan for French Employees.**
        21.1   List of Subsidiaries of the Registrant.
        23.1   Consent of Arthur Andersen LLP.
        23.2   Consent of Counsel (included in Exhibit 5.1).*
        23.3   Consent of Samil Accounting Corporation
        23.4   Consent of Chong Un & Company
        23.5   Consent of SyCip Gorres Velayo & Co
        23.6   Consent of Siana Carr & O'Connor, LLP
        24.1   Power of Attorney (included on Page II-5).
        27.1   Financial Data Schedule.
        99.1   Form of Securities Loan Agreement between Smith Barney Inc.
               and James J. Kim and Agnes C. Kim.*
        99.2   Form of Custodial Undertaking in connection with Securities
               Loan Agreement by and among James J. Kim and Agnes C. Kim,
               Smith Barney Inc. and the Chase Manhattan Bank.*

---------------

 * Previously filed.

** Incorporated by reference to the Company's Registration Statement on Form S-1 filed October 6, 1997, as amended (File No. 333-37235).

 + Confidential Treatment requested as to certain portions of this exhibit.